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DAT : 9/20/07


KASHIMA No.1

Sumitomo Metal Industries Ltd

Accelerating Distinctiveness

Annual Report 2007

Year ended March 31, 2007

Contents

This annual report is designed to provide an extensive range of information and data on the activities of the Sumitomo Metals Group in the economic, environmental and social spheres.

page 01

01 Profile/The Sumitomo Business Philosophy
02 Consolidated Financial Highlights

page 06

06 Message From the President
08 An Interview With the President
14 Feature:
Accelerating Distinctiveness in the Seamless Pipe Business

page 17

17 Review of Operations
18 At a Glance
20 Individual Company Strategies
30 Research & Development—
Reinforcing Technology Assets

page 35

35 Aiming for Sustained Growth
36 Corporate Governance and Internal Control Systems
39 Risk Management and Compliance
40 Board of Directors, Auditors and Executive Officers
42 Together With Our Stakeholders

page 57

57 Financial Section

page 82

82 Major Overseas Affiliated Companies
83 Major Domestic Affiliated Companies
85 Main Group Business Sites
86 Investor Information

Forward-looking Statements

The business forecasts and forward-looking statements in this annual report are based on information available at the time of publication, and contain potential risks and uncertainties. Consequently, actual results may differ from forecasts stated in the report due to a range of factors.

Sumitomo Metals seeks your opinions and feedback about its Annual Report 2007.

Please take a few minutes of your time to fill out the following questionnaire then return it by fax to the Public Relations & Investor Relations Department, Sumitomo Metal Industries, Ltd.

FAX: +81-3-4416-6798

Q1. Did the report provide you with relevant information? Was it easy to understand? Please circle one number for each item in the following table.

	Relevant			Understandable			
	Very	Quite	Not at all	Very easy	Easy	Difficult	Very difficult
Message From the President/ An Interview With the President	1	2	3	1	2	3	4
Feature: Accelerating Distinctiveness in the Seamless Pipe Business	1	2	3	1	2	3	4
Individual Company Strategies	1	2	3	1	2	3	4
Research & Development—Reinforcing Technology Assets	1	2	3	1	2	3	4
Corporate Governance/Compliance	1	2	3	1	2	3	4
Together With the Global Environment	1	2	3	1	2	3	4
Together With Customers and Suppliers	1	2	3	1	2	3	4
Together With Employees	1	2	3	1	2	3	4
Together With Local Communities	1	2	3	1	2	3	4
Together With Investors	1	2	3	1	2	3	4
Financial Section	1	2	3	1	2	3	4

Is there anything you would like to know about Sumitomo Metals that was not covered by the report?

____

____

Q2. Please provide any other opinions you might have about our Annual Report or Sumitomo Metals itself.

____

____

____

____

____

____

____

____

____

Q3. In which of the following readership groups would you include yourself?

1. Investor/shareholder 2. Customer 3. Business partner 4. Government employee
5. Media employee 6. Student 7. Researcher/educator 8. Environmental NGO/NPO member
9. Resident living near a Sumitomo Metals business site
10. Group employee/relative of Group employee 11. Other ( )

Thank you for your cooperation.

Profile

Sumitomo Metal Industries, Ltd. (Sumitomo Metals) is striving to contribute to society through its steelmaking activities. Guided by the Sumitomo business philosophy, which is underpinned by 400 years of tradition, we are working to fulfill our corporate social responsibility and ultimately win even greater trust from all stakeholders.

The Sumitomo Business Philosophy

Sumitomo's business activities began with the founder of the House of Sumitomo, Masatomo Sumitomo (1585-1652). He also wrote *Monjuin Shiigaki*, a statement of principles with a preamble that includes the founder's thoughts on Sumitomo's business philosophy at the time:

"You should exercise prudence in business and in all aspects of your life."



Monjuin Shiigaki

Subsequent revisions in 1891 led to the incorporation of this business philosophy into the family precepts as the Sumitomo Group's operational rules. These rules clearly state that:

"Sumitomo shall achieve strength and prosperity by placing prime importance on integrity and sound management in the conduct of its business. Under no circumstances shall it pursue easy gains or act imprudently."

Teigo Iba was appointed Sumitomo's second Director General in 1900. He further refined Sumitomo's business philosophy by stating that "Sumitomo's business is for the profit of Sumitomo and at the same time for the profit of the community and the country." He also expressed this idea in a personal motto:

"A man of noble character esteems wealth, and is scrupulous in seeking the way to acquire it."

The Sumitomo business philosophy, which traces its roots back 400 years to Masatomo Sumitomo, remains an integral part of Sumitomo Metals' management policy today.

Consolidated Financial Highlights

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries
Years ended March 31, 2007, 2006, 2005, 2004 and 2003

For the years ended/As of	FY2006 March 31, 2007	FY2005 March 31, 2006	FY2004 March 31, 2005	FY2003 March 31, 2004	FY2002 March 31, 2003	FY2006/ 2005	FY2006 March 31, 2007
	Millions of yen					Change (%)	Thousands of U.S. dollars
Operating Results:							
Net sales	**¥1,602,720**	¥1,552,765	¥1,236,921	¥1,120,856	¥1,224,634	3.2	**$13,576,625**
Operating profit	**303,774**	305,804	182,879	93,042	69,828	–0.7	**2,573,269**
Recurring profit	**327,677**	280,733	173,246	68,715	41,310	16.7	**2,775,746**
Income before income taxes and minority interests	**341,725**	306,183	169,578	39,902	33,278	11.6	**2,894,751**
Net income	**226,726**	221,253	110,864	30,792	17,076	2.5	**1,920,591**
Capital expenditures on property, plant and equipment (Construction base)	**135,869**	82,680	60,374	67,190	50,906	64.3	**1,150,941**
Depreciation of property, plant and equipment	**72,291**	75,255	79,238	78,371	91,762	–3.9	**612,379**
Research and development expenses	**18,769**	16,427	14,732	13,591	13,555	14.3	**158,993**
Financial Position:							
Total assets	**2,301,557**	2,113,392	1,923,143	2,001,728	2,122,371	8.9	**19,496,457**
Shareholders' equity	**880,807**	720,867	483,238	376,037	328,754	22.2	**7,461,307**
Debt	**717,984**	679,779	885,919	1,171,216	1,415,304	5.6	**6,082,035**
Cash Flows:							
Net cash provided by operating activities	**171,834**	311,943	277,390	220,821	161,127	–44.9	**1,455,603**
Net cash used in investing activities	**(108,935)**	(63,892)	(12,013)	(27,418)	58,330	70.5	**(922,784)**
Net cash used in financing activities	**(83,457)**	(258,368)	(297,337)	(240,841)	(164,935)	–67.7	**(706,960)**
Cash and cash equivalents at end of year	**13,021**	32,596	42,416	74,026	121,712	–60.1	**110,299**
	Yen						U.S. dollars
Amounts per Share of Common Stock:							
Net income (Basic)	**47.89**	46.03	23.05	6.42	4.36	4.0	**0.41**
Dividend (¥/year)	**8.0**	7.0	5.0	1.5	1.5	14.3	**0.07**
Shareholders' equity	**189.81**	150.07	100.61	78.28	68.78	26.5	**1.61**
	%						
Financial Index:							
Operating profit margin	**19.0**	19.7	14.8	8.3	5.7		
Return on assets (ROA)	**15.4**	14.5	9.7	4.4	2.9		
Return on equity (ROE)	**28.3**	36.7	25.8	8.7	5.7		
Core earnings ratio	**74.0**	70.0					
Equity ratio	**38.3**	34.1	25.1	18.8	15.5		
	Times						
Debt equity ratio	**0.8**	0.9	1.8	3.1	4.3		
Price earning ratio (PER)	**12.7**	11.0	8.4	21.6	12.4		

Notes: The United States dollar amounts included herein represent translations using the approximate exchange rate at March 31, 2007, of ¥118.05=U.S.$1, solely for convenience.

Recurring profit:

An important management indicator at Sumitomo Metals and a common item on financial statements in Japan; calculated by adding to or subtracting from operating profit items such as interest and dividend income, equity in earnings of unconsolidated subsidiaries and associated companies, interest expense, and foreign exchange gains (losses).

Shareholders' equity* = Total equity – Minority interests

* Shareholders' equity includes deferred gain or loss on derivatives accounted for under hedge accounting effective from fiscal 2006.

Debt = Short-term borrowings + Long-term debt – Obligation to return collateral under security loan agreement – Lease obligations

Operating profit margin = Operating profit/Net sales x 100

ROA = (Recurring profit + interest expense)/Total assets (yearly average) x 100

ROE = Net income/Shareholders' equity (yearly average) x 100

Core earnings ratio = Operating profit generated by core businesses*/Consolidated operating profit

* Profits generated by businesses that supply distinct products resilient to downturns in demand thanks to competitive technologies or unique business models (internal calculation)

Equity ratio = Shareholders' equity/Total assets

Debt equity ratio = Debt/Shareholders' equity

PER = Price per share/Earnings per share

Net Income: Reported record results for the third consecutive year

¥226.7 billion ↗

Capital Expenditures: Actively invested to accelerate distinctiveness

¥135.8 billion ↗

Annual Dividend: Raised for the third year running

¥8.0 ↗

ROA: Exceeded the Medium-Term Business Plan target of 13.0%

15.4% ↗

Core Earnings Ratio: Benefited from efforts to accelerate distinctiveness

74% ↗

Message From the President —To All Our Stakeholders—



Sumitomo Metals reported its third consecutive period of record earnings in fiscal 2006. On behalf of the management team and the Company as a whole, I would like to take this opportunity to express my gratitude for your understanding and support over the past fiscal year, which helped to make this strong result possible.

Sumitomo Metals is aiming to maximize corporate value by delivering sustained growth that balances quality and scale.

Guided by this goal, I have focused on two areas in my management approach: further reinforce areas of the Company that are already strong, and improve the quality of earnings to withstand downside risks. The key to realizing these objectives is "Accelerating Distinctiveness." One of our strengths as a company is that we have numerous businesses that customers choose first over other firms. These customers are enthusiastic about what we do and stand for. One example is high-value-added products we supply to customers, mainly in the energy and automotive fields.

At Sumitomo Metals, we use the term "core earnings" to refer to profits generated by businesses expected to consistently deliver stable earnings by supplying distinctive products. In fiscal 2006, the ratio of core earnings in operating profit was 74%, up from 70% in the previous fiscal year. As one initiative to further boost core earnings, we have launched a joint venture project with French high-grade seamless pipe manufacturer Vallourec to construct an integrated steel and seamless pipe works in Brazil. Seamless pipe is one of our strongest fields. I believe that honing and enhancing this strength is our greatest challenge.

This project is part of accelerating distinctiveness, and the intangible assets that we have cultivated, namely customer, employee, technology and management assets, are vital to the process.

Sumitomo Metals is a steel manufacturer, but we are not a company that simply supplies steel products based on customer specifications. Rather, we work closely with customers at their worksites to gain a shared understanding of their needs and the issues they face. Based on this approach, we can supply them with products and solutions that help them overcome their challenges. With this business model, customer trust, which is underpinned by our powerful frontline workforce and technologies, is the key to accelerating distinctiveness.

Inspired by the Sumitomo business philosophy, which states "Sumitomo shall achieve strength and prosperity by placing prime importance on integrity and sound management in the conduct of its business," we are striving to win even greater support and trust from all our stakeholders—investors, customers, business partners, employees and local communities.

Making Sumitomo Metals a stronger company is not enough by itself to win a higher level of trust from stakeholders. I believe our mission is to reach for new heights, never resting on our laurels. Part of this process is communication with all our stakeholders, which gives us new ideas and strength to generate new growth. We look forward to hearing your input.

July 1, 2007



Hiroshi Tomono
Representative Director and President

An Interview With the President

Q Please give us your views on the Company's performance in fiscal 2006; how is the latest Medium-Term Business Plan progressing?

A Our operating environment in the year under review was characterized by rising demand for steel products both in Japan and overseas on the back of economic expansion worldwide. In particular, the supply-demand situation remained tight in high-grade products, an area where Sumitomo Metals is one of the industry leaders, due to an increasing number of energy-related projects and rising automobile production. Meanwhile, in addition to higher iron ore prices attributable to tight global supplies, the price of nonferrous materials used in steel manufacturing such as nickel and zinc climbed to record levels.



In this context, the Sumitomo Metals Group worked toward the goals in its Medium-Term Business Plan (fiscal 2006 to fiscal 2008), actively investing to accelerate distinctiveness and emphasizing quality to deliver a sustained increase in corporate value. In parallel with efforts to cut costs, we also raised product prices with the understanding of customers, in order to cover some of the cost increases related to surging raw materials prices.

Together, these steps helped us to report operating profit of ¥303.7 billion, recurring profit of ¥327.6 billion, and net income of ¥226.7 billion, on net sales of ¥1,602.7 billion. This represented our third consecutive year of record

Recurring Profit / Recurring Profit Margin


(¥ billion)
(%)
500
400
300
200
100
0
25
20
15
10
5
0
41.3
68.7
173.2
280.7
327.6
3.4
6.1
14.0
18.1
20.4
02
03
04
05
06
(FY)

■ Recurring Profit (Left Scale)
▭ Recurring Profit Margin (Right Scale)

Medium-Term Business Plan: Consolidated Performance Targets

(¥ billion)

	Medium-Term Business Plan (Formulated FY2005) FY2006	FY2008	FY2006 Results
Net Sales	1,500	1,620	1,602.7
Operating Profit	250	300	303.7
Recurring Profit	240	290	327.6
Net Income	145	180	226.7
Total Assets	2,220	2,380	2,301.5
Debt	690	680	717.9
Shareholders' Equity	800	1,070	880.8
ROA	11.8%	13.0%	15.4%
Equity Ratio	36.0%	45.0%	38.3%

Recurring profit: An important management indicator at Sumitomo Metals and a common item on financial statements in Japan; calculated by adding to or subtracting from operating profit items such as interest and dividend income, equity in earnings of unconsolidated subsidiaries and associated companies, interest expense, and foreign exchange gains (losses).

Building a Solid Operating Base to Underpin Future Growth



Targeted earnings range
Sustained growth
Enhance quality of earnings
Current Medium-Term Business Plan (FY06-08)
• Strategically position Sumitomo Metals to accelerate distinctiveness
• Reinforce the operating base in anticipation of intensifying competition
Recurring profit
Past earnings range
Previous Medium-Term Business Plan (FY02-05)
• Restructured steel business
• Channeled resources into strategic fields
• Reduced excessive debt
2002
2006
2015 (FY)

recurring profit and net income on a consolidated basis. Net income per share was ¥47.89 and return on equity (ROE) was 28.3%.

Fiscal 2006 was the first year of the Medium-Term Business Plan. The plan got off to a good start with the achievement of its final-year recurring profit target. Although the operating environment did help us reach this goal, our performance illustrates that the structural reforms we initiated during the previous business plan and our strategy of channeling resources into fields where we excel—particularly the energy and automotive sectors—are starting to pay off.

With our new plan, we clearly defined the kind of corporate group we want to be 10 years from now. Based on this vision, we are implementing specific initiatives over set periods of three fiscal years. In areas where we achieved our goals earlier than expected, we will formulate and implement new plans.

In the past, steel was seen as a highly cyclical sector, with operating results severely affected by the wider economic climate. Our own results also had a tendency to fluctuate significantly. I believe it is vital that we win the trust of the markets by raising the floor for our results and limiting fluctuations in earnings, while aiming for sustained growth. Realizing our current Medium-Term Business Plan will be an important step in achieving these objectives. We remain firmly committed to this approach as we roll out new initiatives going forward.

Q Please tell us about your growth strategies.

A Our fundamental approach will be to reinforce areas of strength. Naturally, these areas also have to promise strong growth in demand. It is crucial that we build a powerful presence in these targeted areas.

Specifically, we aim to capture rising demand for high-grade products in the energy and automotive sectors—areas where we are already one of the industry leaders. To this end, in July 2007, we established a joint venture in Brazil to manufacture high-grade seamless pipe. This new company will further reinforce our already dominant

Growth Balanced on Quality and Scale



Size of sphere represents operating margin
*BF=Blast furnance
Average steel unit price (¥1,000/ton)
Crude steel production (millions of tons)
110
100
90
80
70
60
12.0
12.5
13.0
13.5
14.0
14.5
15.0
Apr. 02 No.2 BF* Kokura
Sep. 04 No.1 BF* Kashima
May 07 No.3 BF* Kashima
Jun. 09 No.1 BF* Wakayama
Mid 2010 Seamless pipe mill in Brazil
5.7% FY02
8.3% FY03
14.8% FY04
19.7% FY05
19.0% FY06
Do: Emphasize balance between quality and scale
Don't: Emphasize only greater scale
Increase in quality
Increase in scale

position in the ultra-high grade seamless pipe market, and better enable us to meet the needs of the "supermajor" oil companies and other customers.

In the automotive field, we plan to invest in forged crankshafts and other areas. Each in-house company president will provide more details on these initiatives in the Individual Company Strategies section later in this report.

Crude steel production has risen steadily over the past few years at Sumitomo Metals, reaching 13.38 million tons in the year under review. Going forward, we plan to continue adding the output we need to achieve growth while also focusing on quality.

Q There are concerns of oversupply in China. What steps are you taking to mitigate this risk?

A Our response to this issue is to accelerate distinctiveness. The market for general-use steel products is expected to see even greater competition in the future. Consequently, in fields where we can leverage the Group's strengths, namely the energy and automotive sectors, we will increase the ratio of high-grade products. By channeling management resources into these areas even more, we will change our product mix so that there is a higher weighting of high-grade products that are less susceptible to competition.



Manufacturing line for forged crankshafts used in automobiles (Huizhou Sumikin Forging Co., Ltd.)

Core Earnings Ratio


Channeled resources into strategic fields
70%
74%
80%
Accelerating distinctiveness
Earnings
Time
Earnings
Time
2002
2005
2006
2008 (Plan) (FY)

Core earnings ratio = Operating profit generated by core businesses* / Consolidated operating profit
* Profits generated by businesses that supply distinct products resilient to downturns in demand thanks to competitive technologies or unique business models (internal calculation)

China offers us an opportunity to grow, and it is vital that we tap into this potential. From this perspective, we will build a presence on the ground, mainly in businesses such as electric resistance welded steel tubes and pipes for energy development projects and forged crankshafts, steel wheels and electric resistance welded steel tubes and pipes for automotive use, to get closer to our customers.

At Sumitomo Metals, we use the term "core earnings" to refer to profits generated by businesses that supply distinct products resilient to downturns in demand thanks to competitive technologies and unique business models. Our goal is to raise the ratio of core earnings to consolidated operating profit to 80% by fiscal 2008.

Q Last year, the industry saw the birth of a giant steel maker with annual crude steel production exceeding 100 million tons. How does Sumitomo Metals view this development?

A The creation of ArcelorMittal is symbolic of the consolidation currently under way in the global steel industry. This is expected to continue for some time yet. Keeping up with this kind of large-scale steelmaker by boosting output alone is not an option for Sumitomo Metals.



The key to competitiveness in the steel sector is not simply about increasing crude steel production capacity across the board. Rather, success is based on whether companies can achieve optimal output of specific products at individual steel plants while ensuring these plants constantly operate at full capacity. For example, our Kashima Steel Works, which focuses on producing steel sheet, and our

Our Strategy for Growth



Do: Emphasize balance between quality and scale
Intangible assets
Tangible assets
Don't:
Emphasize only greater scale
Intangible assets
Tangible assets
Intangible assets
Tangible assets
Growth in intangible assets = increase in quality
Growth in tangible assets = increase in scale

Wakayama Steel Works, which mainly makes pipe products, have annual crude steel production capacity of approximately 8 million tons and 4 million tons, respectively. These plants are constantly operating at full capacity from upstream through to downstream processes.

In addition, our approach at Sumitomo Metals is different. Channeling management resources into fields where we are already strong, we are working to create distinctive products, boost the ratio of core earnings and achieve growth that emphasizes a balance between quality and scale. In this way, we are creating an operating structure resilient to downside risks, thereby minimizing fluctuations in our earnings when supply-demand conditions change and steadily raising our corporate value.

It is important that we win support from shareholders and all our other stakeholders for our basic policy of consistently raising corporate value. Through PR and IR activities, and facility invitation days such as tours of our Kashima and Wakayama steel works for shareholders, we are working to give all our stakeholders a fuller picture of the kind of company we are. In this way, we are building closer relationships with them.

Q Please explain Sumitomo Metals' approach to dividends and returning profits to shareholders.

A I believe consistently paying stable dividends is a fundamental principle of returning profits to shareholders. Before deciding on dividend payments, we comprehensively take into account such factors as business performance, funds required for business growth investment, and ensuring the liquidity and soundness of the Company's financial position.



In the year under review, we posted our third consecutive year of record earnings. In light of this performance, we decided to pay a year-end dividend of ¥4.5 per share. Combined with the interim dividend, the annual dividend totaled ¥8.0 per share.

In fiscal 2007, we will continue to steadily implement the initiatives in our Medium-Term Business Plan as we work to create an earnings structure resilient to downside risk.

Q Finally, what kind of company is Sumitomo Metals aiming to be?

A Put simply, we want to be a company trusted by all stakeholders. The Sumitomo Metals Group adheres to the Sumitomo business philosophy, which has evolved over a period of 400 years and is epitomized by the phrase, "Sumitomo shall achieve strength and prosperity by placing prime importance on integrity and sound management in the conduct of its business." We also have a history in manufacturing that stretches back more than a century. Underpinned by this business philosophy and our manufacturing tradition, I am confident that the Group can win and retain the trust of all its stakeholders by continuing to produce steel products and helping customers to build their visions for the future.

Working to Raise Corporate Value



Intangible assets
Tangible assets
Long-term stable relationships built on trust
Customers
Enhance Intangible Assets
Employees
Technology
Strong frontline workforce
Strategic focus on core technologies
Solid Operating Base
Physical
Financial
Enhance competitiveness of steelworks
Firm financial base
More than 100 years of
Manufacturing Experience
Closer links with two alliance partners
Management
Stronger relationships with shareholders
The Sumitomo Business Philosophy
refined over 400 years

Feature: Accelerating Distinctiveness in the Seamless Pipe Business

In this year's feature section we look at our new high-grade seamless pipe joint venture in Brazil, one example of our efforts to grow while focusing on quality—a key goal in the Medium-Term Business Plan.


Our Strengths
World-leading manufacturing technologies and product lineup
Strong relationships with customers
40% global share in VAM® premium joints

Our Strengths

Sumitomo Metals boasts world-leading technologies in seamless pipes used to drill wells in oil and natural gas development projects, also known as oil country tubular goods (OCTG).

(1) World-leading manufacturing technologies and product lineup

From upstream iron and steel production to downstream pipe production and processing, Sumitomo Metals boasts world-leading manufacturing and quality control technologies. One example is the choice of products we can offer customers. Sumitomo Metals is the only company in the industry capable of supplying seamless pipes (super high-end products) for all the severe drilling conditions oil and gas companies encounter, namely, high-pressure, high-temperature and corrosive gas environments.

One of Our Strengths: A World-Leading Choice of Products


Super high-end products
Products supplied by competitors
Products supplied by Sumitomo Metals
Resistance to high pressure
Resistance to corrosive gas

(2) Strong relationships with customers

Sumitomo Metals has provided high-quality products to major oil companies for many years, as well as related solutions. This forms the basis of strong relationships with customers. This is illustrated by the long-term user contracts we have with all the top supermajors.

One of Our Strengths: Trusted by Customers

The world's supermajors by sales

1: ExxonMobil
2: Shell
3: BP
11: Statoil

Long-term user contracts with Sumitomo Metals

(3) 40% global share in VAM® premium joints

Drilling a single oil well requires hundreds of seamless pipes, so joints are obviously crucial components. Sumitomo Metals sells VAM® premium joints developed jointly with Vallourec, a French manufacturer of high-grade seamless pipes. Our VAM® premium joints are used by many supermajors and have captured around 40% of the global market.

Grow earnings

Enhance the quality of earnings

Reinforce global supply framework

Brazilian joint venture to produce high-grade seamless pipe

Rising demand for high-grade OCTG

Seamless Pipe Business Environment

(1) Growing energy demand and seamless pipes

Powered by global economic growth, energy demand is projected to keep rising worldwide. In line with this growth, demand for OCTG is also expected to increase.

(2) Increasingly severe drilling environments

More and more oil and gas development projects are being planned and conducted in deep-sea, high-pressure, high-temperature, corrosive and other environments that present particular challenges for OCTG, which therefore have to be of a higher quality and more reliable. Consequently, demand for high-grade seamless OCTG—an area where Sumitomo Metals has a leading position—is expected to rise sharply and account for a greater share of the overall seamless pipe market.

Brazilian joint venture to manufacture high-grade seamless pipe

In July 2007, Sumitomo Metals and Vallourec, a French company we have been working with in VAM® premium joints, established a joint venture called Vallourec & Sumitomo Tubos do Brasil Ltda. to operate an integrated steel works, including blast furnace and seamless pipe facilities, in Jeceaba on the outskirts of Belo Horizonte, Brazil. Investment in the project will total U.S.$1.6 billion (approximately ¥200 billion) and the steel works is scheduled to become operational in 2010.



vallourec

Left: Pierre Verluca, Chairman, Vallourec
Right: Hiroshi Tomono, President, Sumitomo Metals

Seamless Pipe Application: Oil Field Development



Surface
Topsoil layer
Sand layer
Limestone
Bedrock
Crude oil layer
Surface casing
Casing
Tubing

OCTG and Projected Energy Demand



18,000
15,000
12,000
9,000
6,000
3,000
0
(Millions of TOE/year)
TOE: Ton of oil equivalent
Other
Nuclear power
Coal
Natural gas
Oil
OCTG
Current estimate:
8.4 million tons
≒100
2015 estimate:
10.1 million tons
≒120
1980
2004
2010
2015

Source: IEA World Energy Outlook 2006/Sumitomo Metals' estimates

Overview of Manufacturing Joint Venture in Brazil



SUMITOMO METALS
Iron and steel production, pipe processing, joint technology, quality control
Mannesmann facility technology, more than 50 years experience in the steel pipe business in Brazil
Cutting-edge seamless pipe manufacturing facility
Vallourec & Sumitomo Tubos do Brasil
Access to growth markets
Rail and port infrastructure, available workforce, iron ore deposits and competitive energy costs

The joint venture will draw on Sumitomo Metals' iron and steel manufacturing and pipe production technologies, and Vallourec's half century of business experience in Brazil. In addition, we aim to leverage the site's proximity to iron ore and other resources, good port, rail and other infrastructure, and access to growth markets such as North America, West Africa and the Middle East, to create one of the steel industry's most powerful manufacturing sites.

The company itself will be responsible for production, with an annual capacity of 600,000 tons. The parent companies, Sumitomo Metals and Vallourec, have agreed to take half shares of this amount. We believe 300,000 tons is the appropriate amount to meet demands for greater volume from existing customers. We expect the new plant to begin operating at full capacity when it comes onstream.

Location of Seamless Pipe Manufacturing Company



Minas Gerais State
Iron ore mine
Rio de Janeiro

Reinforcing the Seamless Pipe Business

(1) Enhance the quality of earnings

We plan to transfer the production of some general-use seamless pipes from the Wakayama Steel Works to the new site in Brazil. This will give the Wakayama Steel Works spare capacity to shift to the manufacture of high-grade products. This is part of overall efforts to increase the ratio of high-grade products made by Sumitomo Metals to accelerate distinctiveness.

(2) Reinforce the global supply framework

We plan to reinforce our global supply framework by using the Brazil site to supply seamless pipes to oil and gas development projects in North America, West Africa and the Middle East, and the Wakayama Steel Works to develop new technologies and supply super high-end products worldwide. Our goal is to further enhance our reputation as the leading partner for customers in the seamless pipe field.

(3) Grow earnings

We project that the new joint venture, after becoming operational, will boost recurring profit by approximately ¥35.0 billion, including increased profitability at the Wakayama Steel Works.

Supply Framework for the World's Oil and Gas Projects



Supply North America, West Africa and Middle East from Brazil
North Sea
Siberia
Offshore Norway
Russia
Alaska
Offshore East Coast of Canada
China (Tarim, Szechuan, Changjing)
Sakhalin
Caspian Sea
Louisiana
Iran
Supply customers worldwide from Japan
Gulf of Mexico deep sea areas
Libya
Offshore Persian Gulf (Khuff layer development)
Trinidad
Offshore Malaysia Sarawak
Brazilian joint venture
Offshore Nigeria
Offshore Angola
Australia
Offshore Brazil
Deep sea
Highly corrosive environment
Deep well
Cold region

For more details, point your browser to: URL *http://www.sumitomometals.co.jp/e/news/news2007-03-28-01.html*

Review of Operations

Contents

18 At a Glance
20 Individual Company Strategies
- 20 Steel Sheet, Plate, Titanium & Structural Steel Company
- 24 Pipe & Tube Company
- 26 Railway, Automotive & Machinery Parts Company
- 28 Sumitomo Metals (Kokura), Ltd.
- 29 Sumitomo Metals (Naoetsu), Ltd. / Engineering Company

30 Research & Development—Reinforcing Technology Assets

At a Glance

The Sumitomo Metals Group is a leader in seamless pipes, steel products for transport
The Group has a product lineup resilient to fluctuations in demand and is focusing on

Steel Business



Share of Total Sales
(Consolidated sales = 100%)



92.9%

Net Sales (¥ billion)



1,600
1,200
800
400
0
1,488.8
02
03
04
05
06
(FY)

Operating Profit (¥ billion)



400
300
200
100
0
297.7
02
03
04
05
06
(FY)

Steel Sheet, Plate, Titanium & Structural Steel Company



Hot-dip galvanized steel sheets

Pipe & Tube Company



Seamless pipe

Railway, Automotive & Machinery Parts Company



Railway wheels and axles

Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd., and other subsidiaries



Steel bar plant operated by Sumitomo Metals (Kokura)

Engineering Business

Share of Total Sales
(Consolidated sales = 100%)



0.7%

Net Sales (¥ billion)



100
75
50
25
10.7

Operating Loss (¥ billion)



20
10
0
−10
−1.6

Engineering Company

The Engineering Company utilizes technology and know-how gained in the steel business to develop infrastructure projects such as bridge construction and system buildings.

Main Products

Steel bridges and system buildings, etc.

applications, steel sheet for the automotive industry, and specialty steel. accelerating distinctiveness.

Operations are mainly focused on automotive applications in steel sheets, and the energy sector in steel plates. The company also sells lightweight H-shape steel beams for prefabricated housing in the construction field and other products unique to Sumitomo Metals. In a recent development, the company began operating an IPP (Independent Power Producer) business at the Kashima Steel Works.

Main Products

Hot strip, cold strip, electromagnetic steel sheets, hot-dip galvanized steel sheets, electrolytic galvanized steel sheets, high-tensile-strength steel plates and sheets, pre-coated steel sheets, steel plates for structural uses, steel plates for low-temperature service, steel plates for line pipe, H-shapes, fixed outer dimension H-shapes, lightweight welded beams, sheet piles, steel pipe piles, pig iron for steel making, titanium products, etc.

Share of Total Sales
(Steel business sales = 100%)


38.7%

Net Sales (¥ billion)


800
600
400
200
0
576.2
02 03 04 05 06
(FY)

True to its reputation as "Sumitomo Metals – the Provider of Pipes," the company has a product lineup that includes a wide range of pipe and tube products fostered by tradition and cutting-edge technology. The Pipe & Tube Company offers the world's highest-quality seamless pipes, large-diameter welded steel pipes and other pipes and tubes essential for energy development and transportation.

Main Products

Seamless steel tubes and pipes, electric resistance welded tubes and pipes, large-diameter welded steel pipes, hot-finished electric resistance welded tubes and pipes, specially shaped tubes, various coated tubes and pipes, stainless steel tubes and pipes, slabs, etc.

Share of Total Sales
(Steel business sales = 100%)


41.1%

Net Sales (¥ billion)


800
600
400
200
0
611.7
02 03 04 05 06
(FY)

Our wheels and axles for railway use command a 100% market share in Japan. Our bogie trucks, couplers and gear units for rolling stock also hold high market shares. In forged crankshafts for automotive use, we have a global production framework, with sites in Japan, the United States and China, allowing us to meet demand generated by the globalization of automakers.

Main Products

Wheels, axles, bogie trucks, gear units for rolling stock, couplers, die forged crankshafts, materials for molds, aluminum wheels, flanges for transmission towers, crane wheels, rolls, etc.

Share of Total Sales
(Steel business sales = 100%)


6.8%

Net Sales (¥ billion)


120
100
80
60
40
20
0
100.6
02 03 04 05 06
(FY)

Sumitomo Metals (Kokura), Ltd. is the only manufacturer in Japan specializing in specialty steel bars and wire rods with an integrated manufacturing process right from the blast furnace. The company offers products mainly for automobiles.

Sumitomo Metals (Naoetsu), Ltd. uses an integrated process to manufacture high-function special stainless products such as clad steel sheets and precision rolled strips.

Main Products

Special quality bars, cold heading quality wire rods, spring quality bars, machining steel, bearing steel, steel cord quality bars, stainless bars and wire rods, stainless shaped steel, stainless steel precision rolled strips, clad steel sheets, etc.

Share of Total Sales
(Steel business sales = 100%)


13.4%

Net Sales (¥ billion)


250
200
150
100
50
0
200.3
02 03 04 05 06
(FY)

Electronics Business

Share of Total Sales
(Consolidated sales = 100%)


3.7%

Net Sales (¥ billion)


100
75
50
25
0
59.3
02 03 04 05 06
(FY)

Operating Profit (Loss) (¥ billion)


20
10
0
-10
-20
2.4
02 03 04 05 06
(FY)

Taking advantage of our materials technology fostered through years of work in the Sumitomo Metals Group, we offer high-quality products from electronic materials and parts to designed and assembled products.

Main Products

IC packages, electronic modules, quartz components for semiconductor manufacturing equipment, etc.

Notes: *1 In addition to the above, the Consolidated Segments include "Other Businesses," which constitute approximately 2.7% of total sales.
*2 From the fiscal year ended March 31, 2007, sales of slabs (half-finished products) produced at the Wakayama Steel Works are included in the Pipe & Tube Company. Previously, they were included in the Steel Sheet, Plate, Titanium & Structural Steel Company.

Steel Business

The Steel Sheet, Plate, Titanium & Structural Steel Company has earned high acclaim from customers for its development capabilities and quality in steel sheets, steel plates, construction materials and titanium products. Going forward, we will accelerate distinctiveness while enhancing our cost competitiveness. Our ultimate goal is to win the leading reputation from customers in the industry.



Shozo Nishizawa
Director and Executive Vice President
President of Steel Sheet, Plate, Titanium & Structural Steel Company

Operating Environment

Demand remains buoyant in all the company's product fields. In steel sheets, many of our automaker customers are planning to expand their production facilities. Meanwhile, in the steel plate field, the energy sector is conducting and planning numerous oil and gas development projects. We are also well-positioned to receive work from shipbuilders, which have full order books until fiscal 2010. In titanium products, we have a record order backlog thanks to rising aircraft production.

Basic Policy and Strategy

Putting priority on safety and quality, our basic goal is to create an operating framework that delivers ROA of 10% under full operating capacity in ordinary business conditions and ROA of 7% even when demand is low. To achieve this, we will conduct capital investment to support sustained growth, accelerate distinctiveness, and raise cost competitiveness to world-class levels.

At the Kashima Steel Works, in May 2007, we completed capacity expansion and relining work at the No. 3 blast furnace. Having also brought the No. 1 blast furnace onstream in September 2004, we now have a well-balanced production system without bottlenecks from upstream to downstream processes. Our annual production capacity is now 8 million tons.

Fiscal 2006 Results, Fiscal 2007 Strategy

Buoyed by continued firm demand in fiscal 2006, capacity utilization remained at high levels. Although this company's consolidated net sales dropped 16.9% year on year, to ¥576.2 billion, this mainly reflected the transfer of sales of slabs—half-finished products produced at the Wakayama Steel Works—to the Pipe & Tube Company from the year under review. ROA reached 15%, significantly exceeding our goal of 10%.

Fiscal 2007 will see a number of new capital investment projects reach completion at the Kashima Steel Works. In May, we finished relining the No. 3 blast furnace, and the following month, the IPP (Independent Power Producer) project on the site began operations. Other new projects include a continuous acid pickling line scheduled to come onstream in September, and a steel plate heating furnace in November. These new facilities will help us to rapidly meet rising demand from customers. In addition to boosting output, we will also work to supply more high-value-added products tailored to customer needs to win even greater support from them.

Steel Sheets

We have reinforced our steel sheet manufacturing framework at the Kashima Steel Works to respond to automaker plans to increase output. In December 2006, we began operating a new hot-dip galvanizing line for galvanized steel sheets used in automotive applications with a monthly capacity of 30,000 tons. Output is steadily being ramped up to the maximum level. Leveraging our high-quality, high-efficiency mill for sheet finishing, we will raise our competitiveness in the market for galvanized steel sheet for automotive applications.

Against the backdrop of rising fuel prices and environmental issues, automakers are seeking to build even lighter vehicles. In response, we plan to fully utilize our hot-press technology to supply high-strength sheets that are also lighter. Demand for hot-pressed steel products is rising steadily because hot-press technology allows the manufacture of high-strength components with complex shapes. This increased demand is reflected by the fact that our total output of hot-pressed steel products up to fiscal 2005 was 20,000 tons, doubling to 40,000 tons just a year later in fiscal 2006 (See page 44, bottom right, for more details). Meanwhile, we continue to apply innovative steel sheet technologies to create more distinctive products. One example is crash boxes, lightweight structural components for automobiles that absorb impact energy in the event of a crash to improve safety.

Progress With Capital Investment Plans (Operational Date)

	Total construction costs (¥ billion)	FY06	FY07
Relining of No. 3 blast furnace, Kashima Steel Works	29		May■
New CGL, Kashima Steel Works	17	Dec.■	
New acid pickling line, Kashima Steel Works	9		Sept.■
Increase output of high-grade steel plate	7		Nov.■
IPP	57		June■

■ Project included in Medium-Term Business Plan



No. 3 blast furnace (relined May 2007), Kashima Steel Works



No. 3 hot-dip galvanizing line (onstream December 2006), Kashima Steel Works


Crash box
Front side member
After collision
High-efficiency crash box
Direction of collision

Crash boxes
Crash boxes help ensure the safety of vehicle occupants by folding like an accordion to efficiently absorb impact energy in a collision.

Our Targeted Business Model

Conventional Business Model



Before Service
Materials sales
After Service
Provide technology
Materials sales
Before Service
After Service
Provide solutions

Sumitomo Metals does not simply supply steel products. We also provide Before Service and After Service support to strengthen relationships with customers.

To reinforce this approach, in April 2006 we established SSC North Kanto Co., Ltd. to provide even closer support to customers, mainly in the automotive sector. Through these and other initiatives, we aim to boost the share of steel sheet sales to automotive customers from 50% in fiscal 2005, to 60% by fiscal 2008.

Breakdown of Sumitomo Metals' Steel Sheet Sales by Sector



FY2005
50%
FY2006
53%
FY2008 (Plan)
60%
Distributors
Automotive
Electric appliances
Other products

Steel Plates

Against the backdrop of rising energy demand worldwide, the company is increasing supplies of high-grade steel plate for customers in the energy sector, mainly in application areas where we have a leading position such as penstocks, or high-pressure water pipes for hydroelectric power stations, large-diameter welded steel pipes, marine structures, and LNG tanks. Sumitomo Metals is the world's leading supplier of high-tensile steel plate for penstocks. Our steel plate plant continues to operate at full capacity. This plant is one of Japan's largest single steel plate manufacturing facilities in terms of output with an annual capacity of approximately 1.9 million tons.

In this extremely strong demand environment, we will increase output further to 2.0 million tons and raise quality with the scheduled completion of the new steel plate heating furnace in November 2007. Supported by this new facility, we intend to increase sales centered on the energy sector.



A section of penstock

Position of Penstock in a Hydroelectric Dam



Dam reservoir
Penstock
Generator

Construction Materials

The company commands a dominant share in Japan in lightweight welded H-beams for housing, which are marketed under the SMart Beam name. In addition, we have developed other distinct products such as the Geo-wing pile II, an environmentally friendly steel tube pile that produces no waste soil in the construction process, and high-precision H-beams. We plan to continue increasing the distinctiveness of our lightweight welded H-beams by improving precision, design and quality and by developing models made from composite materials. We also plan to begin supplying larger products such as 900mm-width hat-shaped sheet piles that make the construction process easier and more economical.

Titanium Products

In addition to strong demand for aircraft in recent years, the number of titanium parts used per aircraft is also rising as plane manufacturers seek to reduce weight. These and other factors have boosted demand for titanium for aerospace applications to record levels. Demand for titanium materials from customers in the power generation and chemical fields is also extremely strong. We intend to focus on these three sectors going forward. In aerospace in particular, we will work to increase sales for titanium used in fuselages and engines.



Sumitomo Metals' titanium panels are used in the Airbus A380.
Photo ©Airbus S.A.S.

IPP Business

As part of our efforts to secure stable earnings, we began operating an IPP (Independent Power Producer) business in June 2007 with the start of electricity supplies from a newly constructed 507MW thermal power plant at our Kashima Steel Works. Leveraging the technologies, expertise and infrastructure cultivated in our steelmaking operations, we will reliably supply electricity to Tokyo Electric Power Company, Incorporated.



Thermal power plant (onstream June 2007), Kashima Steel Works

The Pipe & Tube Company's core products are seamless pipes and large-diameter welded pipes used in oil and natural gas development projects. Leveraging our highly competitive product lineup, technical capabilities and brand power, and taking full advantage of the current strong business environment, we will work to deliver new growth.



Yasuo Imai
Director and Senior Managing Executive Officer
President of Pipe & Tube Company

Operating Environment

The operating environment in the company's main area of demand, the energy-related sector, is currently strong thanks to rising energy demand underpinned by economic growth in the BRIC nations and across Asia. In addition to these broad-based demand conditions, we are benefiting from the growing number of oil and natural gas development projects conducted in deep-sea, deep-well and corrosive gas environments. These trends are boosting demand especially for two types of products where Sumitomo Metals is a leader—high-grade seamless pipe and large-diameter welded steel pipe.

Meanwhile, in the power generation sector, demand for stainless steel and alloy steel high-grade boiler tubes is also rising due to the increasingly high operating temperatures and pressure of boilers used in thermal power plants. This shift to more advanced boilers is being driven by cost and environmental considerations.

Basic Policy and Strategy

As the world's top comprehensive supplier of pipes and tubes, we will leverage our highly competitive product lineup, technical capabilities and brand power to offer customers more value in the form of solutions twinned with our high-end, high-quality products.

Although we have already won the trust of many customers, our goals are to maintain our position as their indispensable business partner, and to further reinforce our trusted brand image. Specifically, we will respond to customer needs for cutting-edge products and enhance our supply chain management (SCM) system and R&D programs to accelerate distinctiveness.

Fiscal 2006 Results, Fiscal 2007 Strategy

This company's consolidated net sales in fiscal 2006 jumped 42.1% year on year, to ¥611.7 billion. The main reason for this increase was strong demand from the energy sector for our products. In addition, the transfer of sales of slabs—half-finished products produced at the Wakayama Steel Works—from the Steel Sheet, Plate, Titanium & Structural Steel Company from the year under review, also boosted sales. Ignoring this factor, operational performance remained robust.

Seamless Pipes

Sales volume for seamless pipe in fiscal 2006 totaled 1.16 million tons, exceeding the previous year's figure by roughly 30,000 tons and reaching the highest level since 1990. This was achieved by raising production efficiency to maximize output at existing pipe manufacturing facilities.

Sales Growth in Super High-end OCTG Products


(Thousands of tons)
200
150
100
50
0
4
54
47
8
57
32
8
63
35
13
73
43
16
88
39
20
100
80
02
03
04
05
06
08 (FY)
(Plan)
Super high-alloy
13 Cr (including line pipe)
Alloy pipes for sour service

We expect this strong performance to continue in the near term, and we intend to continue raising sales volume in fiscal 2007.

In terms of production facilities, we have decided to invest ¥35 billion, mainly at the Wakayama Steel Works, to boost output of super high-end pipe and tube products. Construction work is already under way, with an expected completion date of July 2008. This project, when finished, will give us extra output of 100,000 tons per year, mainly of super high-end products like super high-alloy and 13 Cr OCTG.

Meanwhile, as the number of coal-fired power plant construction projects rises, centered on China and Europe, demand is surging for stainless steel boiler tubes used in ultra super critical (USC) boilers, which are highly efficient and have less impact on the environment due to lower CO_2 emissions.

In order to respond to this demand, we decided to invest a total of ¥6.5 billion in upgrading manufacturing facilities, mainly at our Steel Tube Works in Amagasaki. The project is scheduled for completion in September 2007 and will raise annual output from 12,000 tons to 18,000 tons.

In another development, in July 2007, we teamed up with Vallourec of France to establish a joint venture in Brazil to manufacture seamless pipe. When operational, the new facility will give the Pipe & Tube Company a global production framework for seamless pipe with an annual output of 1.6 million tons, 0.3 million tons more than now. The new company will also help to raise profitability. For more details, please refer to the feature section on pages 14 to 16.



Stainless steel boiler tubes (50.4mm outer diameter)

Large-diameter Welded Steel Pipes

Sales volume for large-diameter welded steel pipes totaled 410,000 tons in fiscal 2006, down from 460,000 tons in the previous fiscal year. This reflected the growing ratio of sales of small-diameter products. Orders for both sizes of pipe, however, ensured manufacturing facilities continued to operate at full capacity.

For fiscal 2007, we are projecting sales volume for large-diameter welded steel pipes of 430,000 tons, and we expect our plants to continue working at full capacity. Meanwhile, there is growing demand from the supermajors for ultra high-strength line pipe that is above or equal with the level of X100*. To respond to demand for this type of pipe, which increases transportation efficiency and helps to reduce construction costs, we are investing a total of ¥10 billion in a number of facilities mainly at the Kashima Steel Works. We expect to complete expansion of the site's steelmaking plant, steel plate mill, and large-diameter welded steel pipe plant by the end of fiscal 2010.

* A type of high-strength steel pipe that can withstand forces of up to 70kg/mm² (a yield strength of 100,000 psi or greater)

Upgrading Upstream Processes at the Wakayama Steel Works

We are currently constructing a new No. 1 blast furnace at the Wakayama Steel Works, targeting a scheduled operating date of June 2009. With this high-performance, state-of-the-art furnace with a long operating life, we will significantly enhance our competitiveness in upstream processes.

In parallel, we will also invest in environmental equipment to ensure the Wakayama Steel Works continues to grow and develop in partnership with the local community.

Progress With Capital Investment Plans (Operational Date)

	Total construction costs (¥ billion)	FY06	FY07	From FY08
Upgrade upstream processes and introduce environmental equipment, Wakayama Steel Works	160			■ Mar. 2010
Increase output of super high-end seamless pipes	35			■Jul. 2008
Increase output of stainless steel boiler tubes	6.5		Sept. 2007□	
Increase output of ultra high-strength line pipes	10			Mar. 2011□
Integrated steel works, seamless pipe joint venture, Brazil	200 (joint venture total)			□ Mid 2010

■ Project included in Medium-Term Business Plan
□ Project added later

The Railway, Automotive & Machinery Parts Company has built a strong presence in railway wheels, automotive crankshafts and other critical components for trains and automobiles. The company is extending its reach overseas and continuing to enhance its technological capabilities in response to the rising operating speeds and performance of today's railways.



Kouji Morita
Director and Senior Managing Executive Officer
President of Railway, Automotive & Machinery Parts Company

Operating Environment

Our railway parts business is benefiting from growing demand due to the rising operating speeds and performance of railways in Japan and the build-out of high-speed rail networks in Taiwan and China. Demand for railway wheels for use on North American freight trains is also increasing. A strong global auto market is providing further momentum.

Basic Policy and Strategy

Utilizing our strengths—powerful technology development capabilities and high quality—we are constantly aiming to be a leading player in the sector and satisfy rising global demand.

In railway parts, we will strive to maintain and expand our share of the domestic market by developing products that meet more advanced operating requirements. We will also take steps to capture bigger market shares in North America, China and other parts of Asia.

In automotive parts, we will enhance our presence in North America and China as part of our Global 10 plan to win more than 10% of the global market for crankshafts. We are also examining the possibility of setting up new operating sites in the ASEAN region, India and other areas.

Fiscal 2006 Results, Fiscal 2007 Strategy

Supported by expansion in overseas markets in the year under review, this company reported an increase in consolidated net sales of 5.9%, to ¥100.6 billion.

Railway Parts

In Japan, to respond to needs associated with the increasing speed of trains, we are conducting research focused on technologies that make train cabins quieter and reduce noise pollution in the surrounding environment. Other research themes are to make components lighter and more reliable. One example of our approach is the latest model of Japan's *Shinkansen* (bullet train), the series N700 launched in July 2007. The series N700 uses Sumitomo Metals' gear units and gear couplings that substantially reduce vibration and noise.



The series N700 *Shinkansen*

In fiscal 2007, we will continue to develop new components for next-generation *Shinkansen* designed for even higher operating speeds. As before, the aim will be to develop components with higher performance that are also lighter, quieter and vibrate less to boost sales.

Overseas, we have been focusing on increasing sales of railway wheels. In North America, the market for railway wheels is forecast to rise from around 1 million units annually in fiscal 2003, to more than 1.5 million units by fiscal 2008. This reflects renewed interest in railways in the region due to much higher gasoline prices, and stricter standards requiring more regular wheel replacement. Based on this forecast, we boosted production capacity in August 2006, giving us a total annual output worldwide of 200,000 units. And with additional investment of ¥2.0 billion, we have started adding further capacity to realize an annual output of 240,000 units by March 2008.

Railway Wheel Production



(Thousands of units)
250
200
150
100
50
0
20
90
50
90
70
90
80
90
170
100
100
200
140
100
240
02
03
04
05
06
08
(Plan)
(FY)
For domestic customers
For export
Production capacity

In China, a project to raise the operating speeds of the existing rail network is moving forward. Sumitomo Metals has secured orders for railway wheels, axles, brake disks and gear units for some carriages that will run at 200km/h. In June 2007, we also started delivering components to railway carriage manufacturers for the next stage of China's high-speed rail project.

Automotive Parts

In automotive parts, production of automobiles in North America, China and other parts of Asia is growing rapidly. As a result, our global crankshaft manufacturing network with sites in Japan, North America and China is continuing to operate at full capacity. In fiscal 2006, these three sites combined produced 5.7 million crankshafts, giving us a global share of 9%. Due to rising demand, we made the decision to install a third forging press line

Global Crankshaft Production—Raising Output to 8.8 Million Units



Huizhou, China
Approx. 2.1 million units
Osaka Steel Works, Japan
Approx. 4.0 million units
ICI, U.S.
Approx. 2.7 million units
Global 10:
Aiming to capture more than 10% of the global crankshaft market

at International Crankshaft Inc. (ICI), a U.S.-based subsidiary. The new line is scheduled to come onstream in January 2009.

Together with the second forging press line at Huizhou Sumikin Forging Co., Ltd., scheduled to become operational in November 2007, this will boost the capacity of our manufacturing framework to 8.8 million units and give us the potential to capture more than 10% of the global market.

Machinery Parts

In order to meet rising demand in our steel forgings business, which among other products supplies metal molds for plastic molding processes, we are raising output by increasing the capacity of our heating furnace and heat-treatment facilities. In addition, with more customers seeking larger and higher grade steel alloy forgings, we installed a 10-ton vacuum arc remelting (VAR) furnace in June 2006. The VAR furnace allows us to create solid metal ingots of high alloy material with uniform distribution of nickel, molybdenum and other elements. In conjunction with our existing electro-slag remelting (ESR) furnace, this new equipment has given us the capability to move into energy-related and other fields where high alloy products are needed, supplementing our existing lineup of specialty steel pipes, forged steel rolls and aircraft components.

Progress With Capital Investment Plans (Operational Date)

	Total construction costs (¥ billion)	FY06	FY07	From FY08
Increase output of railway wheels	2		Mar.■	
Third forging press line, ICI Second forging press line, Huizhou	8		Nov.■	■Jan. 2009

■ Project included in Medium-Term Business Plan

Steel Business

Sumitomo Metals (Kokura), Ltd. (SMK)

supplies high-grade specialty steel bars and wire rods to customers in the automotive field. By strategically channeling resources into key fields, the company is aiming to generate stable earnings and deliver further growth.



Kitaro Yoshida
President and Chief Executive Officer
Sumitomo Metals (Kokura), Ltd.

Operating Environment

Demand for high-grade specialty steel bars and rods remains strong. Our manufacturing facilities continue to operate at high levels to meet demand from customers.

Basic Policy and Strategy

Since its establishment, SMK has consistently channeled management resources into the specialty steel field to enhance competitiveness. Going forward, we will invest to drive innovation in the steelmaking process, and in our lineup of distinctive products (machining steel, alloy steel, bearing steel, and carbon steel for machine structural use), raise quality, increase cost competitiveness and enhance our ability to develop new products. Meanwhile, we will roll out a growth strategy in Asia that aims to boost sales in the automotive sector based on close relationships with customers.

Breakdown of Production at SMK



FY2005
Steel type
Specialty steel 89%
Ordinary steel
Sector
75%
Other
FY2006
Steel type
Specialty steel 90%
Ordinary steel
Sector
75%
Other
FY2008 (Plan)
Steel type
Specialty steel 92%
Ordinary steel
Sector
80%
Other
FY2011 (Goal)
Steel type
Specialty steel 95%
Ordinary steel
Sector
80%
Other

Fiscal 2006 Results, Fiscal 2007 Strategy

Against the backdrop of strong demand for specialty steel bars and rods in fiscal 2006, we began the volume production of environmentally friendly machining steel and other newly developed products, and actively worked to respond to the increasingly global nature of our customers' operations. As a result, specialty steel accounted for 90% of production in the year under review. Meanwhile, aiming for world-class product quality and radical cost reductions, we decided to make total investments of ¥23.0 billion to drive further innovation in steelmaking processes. Specifically, we will create separate dedicated production lines for steel with enhanced functionality, particularly machining steel and carbon steel for machine structural use, and super-clean steel with few impurities, such as alloy steel and bearing steel. These steps will be implemented between fiscal 2009 and 2010, significantly enhancing the competitiveness of our upstream processes.

In fiscal 2007, we plan to install a new system that will allow us to monitor quality at each stage of the manufacturing process in real time. This system will help us to roll out our quality innovation initiatives, including increasing the speed of improvements. These and other measures will ensure we can consistently deliver high-quality products to customers.

Overseas, we will increase capacity at Steel Processing (Thailand) Co., Ltd. in support of our customers' Asia strategies. We will also take other steps to further increase the ratio of specialty steel by expanding the range of distinctive specialty steel products. Also, with the understanding of customers, we plan to raise sales prices.

Progress With Capital Investment Plans (Operational Date)

	Total construction costs (¥ billion)	FY06	FY07	From FY08
Innovation in steelmaking processes	23			Mar. 2010■

■ Project included in Medium-Term Business Plan

Steel Business

Guided by the key phrase "new materials for new fields," Sumitomo Metals (Naoetsu), Ltd. will develop distinctive products and strive to reduce costs. Our aim is to build an operating structure resilient to changes in the business environment.



Hideho Masuda
President and Chief Executive Officer
Sumitomo Metals (Naoetsu), Ltd.

We continued to face a difficult operating environment in fiscal 2006 due to surging prices for raw materials and intensifying competition in domestic and international markets. Furthermore, the outlook remains unclear, particularly as market conditions may deteriorate further due to additional increases in raw material prices and oversupply. In this context, we worked to cut costs and increase product prices with the understanding of customers in fiscal 2006.

In fiscal 2007, aiming to create a powerful operating structure resilient to downside risks, we will push through structural reforms, including the integration of steelmaking facilities at the Wakayama Steel Works. And targeting the automotive, energy and IT fields, we plan to supply strategic products our rivals will find hard to match, namely pure nickel for large-capacity batteries and high-performance springs used in IT applications. We will also channel resources into the development of proprietary materials such as automotive gasket materials, heat-resistant steel, and seawater-resistant steel as part of efforts to accelerate distinctiveness.

Engineering Business

The Engineering Company is currently rebuilding its business base in an effort to return to profitability in fiscal 2007.



Katsuhiko Yagi
Senior Managing Executive Officer
President of Engineering Company

Sales in the steel bridge field saw a substantial recovery in fiscal 2006, while the system buildings business grew to be worth ¥7.0 billion in annual orders as customers increasingly recognized that our products help them shorten construction time and increase cost performance.

In fiscal 2007, we will work to generate stable earnings in the steel bridge field by focusing management resources on large-scale projects and streamlining costs. We also plan to reinforce the system buildings business by integrating in-house operations with those of subsidiaries SMI Engineering Center Co., Ltd. and Sumikin Bussan Corporation in a new company, scheduled to be established in October 2007. We will strive to expand the business with this more competitive operating framework.

Research & Development—Reinforcing Technology Assets

The Sumitomo Metals Group is striving to reinforce its portfolio of technology assets through research and development activities. In doing so, we aim to:

— **Ensure the leading reputation among customers**

Build stronger relationships of trust with customers:
- **Enhance the performance of steel materials and provide customer-centric solutions**

— **Further enhance strengths in key fields**

Channel resources into areas where we already excel and increase the efficiency of technology development:
- **Focus on the energy and automotive fields**

Accelerate distinctiveness:
- **Conduct R&D into high-grade products**



Ensure the Leading Reputation Among Customers
Further Enhance Strengths in Key Fields
Enhance Output Capability
Focus on Element Technologies
Strategic Allocation of R&D Personnel
Increase Use of External R&D Resources
Enhance Intangible Assets/
Reinforce Technology Assets

Research & Development Activities

R&D is focused on three fields: product development, application technologies and process development based on the respective strategies of our businesses. In this way, we are able to conduct R&D demonstrating "The Sumitomo Metals Way" while accelerating our ability to address customer needs under the banner of "Create, Manufacture and Sell," which expresses our aim of ensuring technology development, manufacturing and sales work as one.

R&D activities are also guided by a long-term outlook, such as basic research themes and research themes to drive groundbreaking developments. In managing these themes, we concentrate on element technologies vital to support future growth.

We are also conducting more research projects based on collaboration between industry, government and academia. We are promoting this kind of joint research with Osaka University's Graduate School of Engineering, materials and development research groups at Tohoku University, and the National Institute for Materials Science.

Sumitomo Metals R&D Expenses



(¥ billion)
30
20
10
0
13.5
13.5
14.7
16.4
18.7
22.5
02
03
04
05
06
07
(Plan)
(FY)

Major R&D Achievements

Energy Field

High-grade Seamless Pipe

<Okochi Memorial Grand Production Prize (Fiscal 2006)>
<Okochi Memorial Production Prize (Fiscal 2003)>

As energy demand grows worldwide, oil and gas companies are conducting exploration and transportation activities in increasingly severe environments. Consequently, they need high-quality, high-strength oil country tubular goods (OCTG) and line pipes that are highly resistant to corrosive environments. This means steelmakers have to develop products with fewer impurities such as phosphorus and sulfur.

Foreseeing this trend toward higher performance seamless pipe, we constructed a new steelmaking plant at the Wakayama Steel Works in 1999. Previously, the removal of phosphorus impurities and carbon was carried out simultaneously in the same furnace, making the process inefficient. The new plant, however, has dedicated furnaces for each removal process, thereby enhancing our phosphorous elimination capabilities and significantly boosting productivity. We also added a versatile secondary refining process, allowing us to realize ultra-low sulfur content.

Sumitomo Metals was awarded the 53rd Okochi Memorial Grand Production Prize (Fiscal 2006), recognizing the contribution of these new-generation technologies for the high-quality, high-efficiency and environmentally friendly steelmaking process. Together with our next-generation, medium-diameter seamless pipe manufacturing technology, which was awarded the 50th Okochi Memorial Production Prize (Fiscal 2003), we have therefore created an integrated volume production system for high-grade seamless pipe.

Responding to Demand for Higher Performance OCTG


Severity
Corrosiveness (H₂S partial pressure) <atm>
0.1
1.0
10.0
Platform
Approx. 500m
2,000~4,000m
Crude oil/natural gas reserves
Severity
Pressure resistance (intensity) <Kg/mm²>
70
80
90
Products using previous production process
P≦150ppm
S≦ 34ppm
Products with reduced levels of impurities
P≦100ppm
S≦ 8ppm
Products only Sumitomo Metals can manufacture
The new standard
Range of products using new large-volume production process
P: Phosphorus S: Sulfur
Deep wells:
Concentrations of corrosive gas (H₂S)
High temperature, high pressure

Reduced Environmental Impact


Steelmaking Slag
(Index for volume of slag emitted outside steel plant)
1.00
0.75
0.50
0.25
0.00
50% reduction
Previous process
New process
CO₂ Generated by Steelmaking Process
(Index for CO₂ emissions)
1.00
0.75
0.50
0.25
0.00
30% reduction
Previous process (FY1990)
New process

Large-volume Production Process for High-grade Seamless Pipe

Awarded the 53rd Okochi Memorial Grand Production Prize (Fiscal 2006)	Awarded the 50th Okochi Memorial Production Prize (Fiscal 2003)

<Refining Process> <Continuous Caster> <Medium-diameter Seamless Pipe Mill>



Phosphorus removal furnace — Carbon removal furnace — Versatile secondary refining — Round billet continuous caster — High-cross-angle cone-type piercer — Compact mandrel mill with only five stands

Process used at new steelmaking plant, which became operational in fiscal 1999	Process used at new seamless pipe mill which became operational in fiscal 1996

Corrosion-resistant OCTG Materials

Oil and natural gas production environments contain corrosive substances such as carbon dioxide (CO_2) gas and hydrogen sulphide (H_2S). Consequently, we have to develop alloy pipe materials that can withstand these severe conditions.

In order to meet the diverse needs of customers, Sumitomo Metals is developing a range of corrosion-resistant OCTG products for different environments that achieve both strength and economy. For example, we have already launched SM-125S, the world's strongest OCTG for corrosive environments (125,000 psi yield strength). Research and development is now focused on further increasing the strength and corrosion resistance of our lineup.



High-strength, low-alloy OCTG, SM-125S

Automotive Field

Non-oriented Electromagnetic Steel Sheet for High-efficiency Motors

<Ichimura Industrial Prize, Contribution Award (Fiscal 2006)>

Improving the energy efficiency of electrical equipment is now an important part of efforts to tackle global environmental issues. In terms of electric motors, manufacturers are calling for higher-performance electromagnetic steel sheet, which is used as a material in motor cores, to increase efficiency, boost torque and reduce motor size.

In other words, the core materials have to have low core loss (energy lost as heat in the core when electrical energy is converted into mechanical energy) to improve the motor's energy conversion efficiency, and high magnetic flux density (the magnetic strength of the steel sheet) to boost motor torque. By developing a pioneering process that combines the addition of phosphorous and use of a proprietary annealing line, we have been able to control the orientation of the crystals in the steel sheet to reduce core loss while boosting magnetic flux.

This technology is helping manufacturers to increase the energy efficiency of electrical equipment, while at the same time reducing size and significantly boosting power output.


Non-oriented electromagnetic steel sheet

Enlarged view

Used in drive motors for hybrid vehicles

Development of Simulation Technology for Resistance Spot Welding

<Award for Technology, Daihatsu Motor Co., Ltd. (Fiscal 2006)>

Sumitomo Metals has developed proprietary simulation technology capable of accurately modeling a range of phenomena that occur during resistance spot welding.

Three related factors are important in the resistance spot welding process: electrode pressure, welding current and welding time. Previously, identifying the optimal combination of these factors usually required significant experimentation.

Our technology, however, lets users quantitatively measure processes such as the formation and growth of weld nuggets and the generation of weld sputter, allowing them to rapidly optimize welding conditions. The technology has already won high marks from customers in the automotive sector as it helps them to significantly reduce the time needed to assess steel sheet welding conditions, which are becoming increasingly complicated due to the use of more high-tensile and diverse materials.

Simulation Technology for Resistance Spot Welding


Electrode
Steel sheet
Weld nugget
Nugget
Nugget growth
Increase in weld area
Current
Start
Welding time
Finish

Spot-welding CAE simulation

Seven-step spot welding method, jointly developed with Daihatsu

Railway Field

Development of Drive Unit for High-speed Train

In July 2007, a new *Shinkansen* (bullet train) called the series N700 began service on the Tokaido-Sanyo high-speed line in Japan. The train balances better performance with improved comfort. Compared to the previous *Shinkansen* model, the series N700 is faster, but also more comfortable for passengers and kinder on the environment.

Reducing noise is an important requirement for drive units used in trains. At Sumitomo Metals, we use high-speed rotational load tests to assess the acoustic characteristics of drive units. Using this data, we have further reduced noise by improving gear design. This new design has already been fully adopted for trains in volume production today, contributing to improved comfort for passengers. Sumitomo Metals is the only company in the world with an anechoic chamber for testing train drive units.



High-speed rotational load test equipment in an anechoic chamber used exclusively for testing train drive units

Basic Research

Development of Mold Flux for High-speed Continuous Casting

<National Commendation for Invention, Invention Prize (Fiscal 2007)>

Continuous casting is the process to solidify molten steel into semi-finished products such as slabs, which are then rolled into steel products. During casting, mold flux is applied to the casting mold to enable the easier removal of the slabs from their molds after solidification. Mold flux therefore plays a key role in improving productivity and quality. Sumitomo Metals has successfully developed a new type of mold flux for high-tensile steel, which is hard to cast, thereby significantly boosting productivity.

This technology employs a new approach that uses the crystallization process of the mold flux itself to control lubrication and heat transfer within the mold. In addition to the latest prize, this advanced steel manufacturing technology was recognized by the Iron and Steel Institute of Japan with the Tawara Award in fiscal 2003 for a related research paper.


Continuous Caster
Mold flux
Submerged entry nozzle
Molten steel
Casting mold
Molten steel
Cooling water
Solidified shell
Roll
Sprayer
Ladle
Tundish
Casting mold
Steel slab
Torch
Steel slab

Reinforcing Technology Assets

Sumitomo Metals is working to enhance its intangible assets, namely technology, employee and customer assets. In this section, we report on some steps we are taking to reinforce our technology assets.

Specifically, we have introduced a number of indicators to measure our intangible assets, such as technology-related indicators (the relationship between R&D and intellectual property, for example) and relationships with customers. We have also established a system to monitor these indicators.

Examples of Technology Achievement Indicators

Main Awards Received by Sumitomo Metals

Fiscal 2007	Ichimura Industrial Prize	Contribution Award	Development of non-oriented electrical steel sheet for high-efficiency motors
	National Commendation for Invention	Invention Prize	Development of mold flux for high-speed continuous casting
	The Iron and Steel Institute of Japan	Tawara Award	Research related to the impact of slag element Al_2O_3 on blast furnace operation
Fiscal 2006	Okochi Memorial Foundation	Memorial Grand Production Prize	Development of new-generation technologies for the high-quality, high-efficiency and environmentally friendly steelmaking process
	NACE International	Frank Newman Speller Award	Research in the field of corrosion engineering
	The Iron and Steel Institute of Japan	Tawara Award	Hydrogen absorption behavior and delayed failure destruction tests for high-strength steel bolts in atmospheric conditions
	The Iron and Steel Institute of Japan	Sawamura Award	Development of a 3-D sinter process mathematical simulation model
	The Japan Institute of Metals	Research Paper Award	Influence of sulfate ions on the atomic-scale structure of β-FeOOH

Number of Technology and Quality Awards and Commendations From Customers (Automotive, Energy and Railway Fields)



15
10
5
0
Automotive
Energy
Railway
12
9
2
1
13
10
2
1
13
7
3
3
14
9
4
1
15
8
6
1
02
03
04
05
06
(FY)

* Please refer to "Recent Major Awards and Commendations From Customers" on page 48.

Aiming for Sustained Growth

Our Basic Stance on CSR (Corporate Social Responsibility)

The Sumitomo Metals Group is striving to contribute to society through its steelmaking activities. Guided by the Sumitomo business philosophy, which is underpinned by 400 years of tradition, we are working to fulfill our corporate social responsibility and ultimately win even greater trust from all stakeholders.

Contents

36 Corporate Governance and Internal Control Systems
39 Risk Management and Compliance
40 Board of Directors, Auditors and Executive Officers
42 Together With Our Stakeholders
- 42 Together With the Global Environment
- 48 Together With Customers and Suppliers
- 50 Together With Employees
- 54 Together With Local Communities
- 56 Together With Investors

Corporate Governance and Internal Control Systems

Sumitomo Metals has positioned the enhancement of corporate governance as its basic policy to achieve management objectives. By building internal control systems that ensure efficient and appropriate decision-making, business execution and supervision, we are striving to enhance the legality, efficiency and transparency of management.

Management Decision-making, Business Execution, Auditing and Supervision

■Decision-making, Supervision and Business Execution

Important matters concerning the operations of Sumitomo Metals and the Sumitomo Metals Group are carefully discussed in the Management Council. Final decisions concerning these matters are made at meetings of the Board of Directors, and the Board's decisions are implemented by the Executive Officers in each of their respective departments. The Company has introduced an executive officer system to accelerate the decision-making process and increase administrative efficiency by separating the decision-making/supervisory functions from the executive functions. In principle, the Management Council is held twice a month and Board of Directors meetings are held once a month. At present, there are 10 Directors and 31 Executive Officers (including Executive Officers who are also Directors).

Directors are appointed for a term of one year. This is designed to clarify the management responsibility of Directors for each fiscal year in an operating environment where drastic change is prevalent, and strengthen corporate governance.

■Auditing

The Corporate Auditors, their support staff in the Corporate Auditor's Office and the Internal Auditing Department monitor and audit the legal compliance, the effectiveness and appropriateness of the decisions of Directors, and the execution of duties by the Executive Officers.

At present there are five Corporate Auditors, including three outside Corporate Auditors. At the meetings of the Board of Corporate Auditors, the Corporate Auditors decide audit policies and schedules, and other matters, and each Corporate Auditor carries out his or her duties in line with those decisions. The Board of Corporate Auditors holds meetings twice a month, in principle. The outside Corporate Auditors have no financial relationship with the Company.



Shareholders' Meeting
Decision-making and Supervision
Auditing
Board of Directors
Personnel Committee
Corporate Auditors
Board of Corporate Auditors
Accounting Auditor
Business Execution
Chairman
President
Executive Officers
Management Council
Risk Management Council
(established Oct. 2005)
Crisis Management Committee
Compliance Committee
Information Security Committee
Environment Committee
Group Company Management Council
Head Office/ Corporate Research & Development Laboratories
<Companies>
Steel Sheet, Plate, Titanium & Structural Steel Company
Pipe & Tube Company
Railway, Automotive & Machinery Parts Company
Engineering Company

The Internal Auditing Department audits the business operations of the Company and major Group companies. Deloitte Touche Tohmatsu-Japan, an independent accounting auditor, conducts financial audits. The Corporate Auditors, the Internal Auditing Department, and the financial auditor report and explain their respective audit plans, progress and results and exchange information and opinions.

■Internal Company System

Sumitomo Metals has introduced an internal company system where businesses are organized into four companies (Steel Sheet, Plate, Titanium & Structural Steel Company; Pipe & Tube Company; Railway, Automotive & Machinery Parts Company; and Engineering Company) and the Head Office/Corporate Research & Development Laboratory. Under this internal company system, each business unit has an administrative and operational structure that covers steps from manufacturing through sales. Each company president is responsible for the consolidated business performance of their business unit including affiliated Group companies. Each internal company aims to establish a flexible management style that is closely linked to the needs of customers in ways that are suitable for the characteristics of its business.

Nomination of Director and Executive Officer Candidates

■Nomination of Directors and Executive Officers

The Personnel Committee (chaired by the President) nominates candidates for Director and nominates and selects Executive Officers. It also reports to the Board of Directors and deliberates and decides other matters concerning personnel.

■Nomination of Corporate Auditors

The Board of Corporate Auditors considers the candidates for the position of Corporate Auditor who have been put forward by the Board of Directors and decides whether to approve them. The Board of Corporate Auditors discusses and decides the remuneration to be paid to each Corporate Auditor.

Management of Group Companies

Sumitomo Metals has set up the Group Company Management Council (chaired by the President) to evaluate the degree of achievement against management targets at major Group companies and consider remuneration and other matters concerning the presidents of Group companies.

Major Group companies are required to consult with and report to the Company on important decisions. In addition, the Company receives regular reports from Group companies regarding the status of their business execution and financial condition, and the Company's Internal Auditing Department conducts audits of Group companies.

Compliance programs that conform to the Company's principles are also implemented at major Group companies.

Appropriate Information Disclosure

In accordance with applicable laws, ordinances and related regulations, Sumitomo Metals is working to increase the transparency of management by disclosing important information relating to the management of the Company and Group companies on a timely and appropriate basis. The Company is actively involved in investor relations (IR) to deepen the level of shareholder and investor understanding of Sumitomo Metals and Sumitomo Metals Group companies.

Developing Internal Controls for Financial Reporting (J-SOX)

Sumitomo Metals is preparing for the system of internal controls over financial reporting, based on the Financial Instruments and Exchange Law, which will be applied from fiscal 2008. As part of our actions to strengthen corporate governance, we are actively promoting the development of systems to ensure appropriate financial reporting.

Remuneration Paid to Directors and Corporate Auditors and Amount of Other Financial Benefits Granted as Compensation

	No. of Personnel at Year-End	Payment in Fiscal 2006	Comments
Directors	10	¥836 million	• The maximum amount of remuneration based on a resolution approved by a general meeting of shareholders is ¥80 million per month for Directors and ¥15 million per month for Corporate Auditors.
Corporate Auditors	5	¥161 million	
Total	15	¥998 million	• The payment amount on the left includes bonuses (¥170 million for Directors and ¥30 million for Corporate Auditors.)
(Including Outside Corporate Auditors)	(3)	(¥39 million)	

Striving for Appropriate Corporate Governance

As Corporate Auditors, we verify whether corporate governance is functioning effectively, the basis of the Company's sustained growth, by auditing the execution of duties by the Directors. At present, there are five Corporate Auditors, comprising two Standing (full-time) Corporate Auditors and three part-time outside Corporate Auditors, and we carry out audits in accordance with the "Auditing Rules" determined by the Board of Corporate Auditors. Recently, we are also conducting audits focusing on whether decisions made by Directors are considered reasonable as business judgments and whether the internal control systems that Directors have developed are appropriate and work effectively.

Based on the recognition that proactive auditing activities by outside Corporate Auditors are important, Standing Corporate Auditors adequately report and discuss management issues with them at meetings of the Board of Corporate Auditors. In addition, outside Corporate Auditors hold regular interviews with Directors and also conduct audits by visiting plants and subsidiaries.

Furthermore, we cooperate with the Internal Auditing Department. We also communicate closely with the accounting auditor (Deloitte Touche Tohmatsu–Japan), verify the independence and quality of their audits, and evaluate the appropriateness of auditing methods and results.



Eiji Asada
Corporate Auditor
Shigeru Sakurai
Standing Corporate Auditor
Kunihiko Suemitsu
Standing Corporate Auditor
Shogo Takai
Corporate Auditor
Keiichi Murakami
Corporate Auditor

Based on our mission and duty as Certified Public Accountants (CPA) and our management philosophy that states, "Ensure fairness within our economic society and take the lead in contributing to its development," Deloitte Touche Tohmatsu–Japan is reaffirming its social mission and responsibility and putting the greatest priority on quality in all its operations, guided by the slogan "Quality first."

We endeavor to constantly listen to the views of the public and to ensure independence, probably one of the most important principles a CPA should observe. We also endeavor to ensure integrity, an approach that all professionals should naturally have. By observing these principles, we will continue to strive to carry out accurate audits that satisfy the expectations of all stakeholders and work to meet the needs of society.



Yoshitomo Shibata
Certified Public Accountant
Engagement Partner
Deloitte Touche
Tohmatsu–Japan
Osami Yoshida
Certified Public Accountant
Engagement Partner
Deloitte Touche
Tohmatsu–Japan
Yukitaka Maruchi
Certified Public Accountant
Engagement Partner
Deloitte Touche
Tohmatsu–Japan

Risk Management and Compliance

Risk Management Measures

■Risk Management Council

In October 2006, Sumitomo Metals established the Risk Management Council (chaired by the President). As a Company-wide management organization, its role is to adopt measures to preemptively deal with all kinds of business risks (including compliance risk) that could potentially impact the activities of Sumitomo Metals and its Group companies and to minimize the impact of those risks on management. Through this council, we are establishing systems for determining basic policy on risk management and selecting departments with jurisdiction for respective risks.

■Environment Committee

The Environment Committee (chaired by Yasuyuki Tozaki, Executive Vice President), which was established in November 2004, deals with environmental risk pertaining to the Sumitomo Metals Group.

■Information Security Committee

The Information Security Committee (chaired by Fumio Hombe, Executive Vice President), which was established in April 2005, carries out measures to counter information security risks.

■Crisis Management Committee

The Company established a Crisis Management Committee (chaired by the President) in August 2000 to enable Sumitomo Metals to implement a unified response in the event of a major disaster, accident, illegal act, or other serious event, within Sumitomo Metals and its Group companies, and to enhance its ability to cope with such crises in a timely and appropriate manner.

■Disaster Response System

We have assigned full-time staff with responsibility for disaster response at the Head Office, which works closely with disaster response management departments at each business site. In addition, we have prepared a manual for measures to deal with earthquakes and tsunami that are envisaged in the event of an earthquake directly under the Tokyo metropolitan area or in the Tonankai or Nankai offshore areas. With the aim of minimizing the impact on society and our customers, we are also making preparations that include establishing organizations such as a Disaster Countermeasures Headquarters, ensuring logistics for disaster response equipment and other items, and formulating action standards.



Training at Tokyo Head Office to prepare for disasters

Compliance Measures

■Formulation of Compliance Guidelines

In January 1997, the Company formulated the Sumitomo Metals' Corporate Code of Conduct and clarified the importance of legal compliance and respect for corporate ethics. In April 2003, the Company also formulated the Compliance Manual, which contains basic rules that officers and employees should observe.

■Organizations That Support Compliance

The Company established the Compliance Committee (chaired by Fumio Hombe, Executive Vice President) in October 2002 in order to clearly position compliance as the basis of management and to further strengthen the levels of compliance in Sumitomo Metals and its Group companies. The Committee has established various compliance programs. Subsequently, in April 2003, the Company also set up the Compliance Consultation Office where employees of Sumitomo Metals and its Group companies can directly report matters relating to compliance.

■Compliance Training

Sumitomo Metals is providing education regarding compliance, mainly through the Legal Department, and striving to raise employees' awareness of compliance. Since 2005, we have established October and November every year as months for the reinforcement and thorough promotion of compliance. As part of this initiative, we conducted various activities, including communicating messages directly from the President, in order to create awareness of compliance. In October 2006, to ensure that every single employee is constantly aware of compliance, we produced compliance cards that all employees must carry at all times.

Entrenching Compliance Management

Jan. 1997	Sumitomo Metals' Corporate Code of Conduct formulated
Feb. 1997	Sumitomo Metals Employees' Conduct Manual formulated
May 1997	Antimonopoly Law Compliance Manual formulated
Oct. 2002	Compliance Committee established
Apr. 2003	Compliance Consultation Office established Compliance Manual formulated
Apr. 2004	Antimonopoly Law Audit System introduced
Apr. 2005	Personal Information Protection Manual established
Oct. 2005	Months for the reinforcement and thorough promotion of compliance initiated
Jun. 2006	Second Round of Antimonopoly Audits conducted
Oct. 2006	Compliance pledge introduced Compliance Card distributed to all employees

Board of Directors, Auditors and Executive Officers

(As of August 1, 2007)

Directors



Hiroshi Shimozuma
Representative Director
(Chairman)



Hiroshi Tomono
Representative Director
(President)



Tsutomu Ando
Representative Director
(Executive Vice President)

Responsible for: Osaka Head Office; sales activities in all internal companies; Steel Sales & Production Administration Department and Project Development Department; Branch Offices/ Overseas Offices
(General Manager of Osaka Head Office)



Fumio Hombe
Representative Director
(Executive Vice President)

Responsible for: Corporate Planning Department, Internal Auditing Department, Internal Control Project Team, Treasury Department, Public Relations & Investor Relations Department, General Affairs Department, Legal Department, Personnel & Industrial Relations Department, and Safety & Health Department



Yasuyuki Tozaki
Director
(Executive Vice President)

Responsible for: technology in all internal companies; safety technology; Environment Department, Technology Administration & Planning Department, Blast Furnace Project Department, Intellectual Property Department; Corporate Research & Development Laboratories; Center of Application Technology for Customers

Auditors

Standing Auditors

Kunihiko Suemitsu

Shigeru Sakurai

Auditors

Shogo Takai

Eiji Asada

Keiichi Murakami

Executive Officers

Senior Managing Executive Officers

Katsuhiko Yagi

Responsible for: Engineering Company; Titanium Department and Steel Plate Sales Department in the Steel Sheet, Plate, Titanium & Structural Steel Company
(President of Engineering Company)

Mitsuru Maruo

Responsible for: Automotive Steel Sheet Sales Department, Steel Sheet Sales Department, and Osaka Steel Sheet Sales Department in the Steel Sheet, Plate, Titanium & Structural Steel Company

Ichiro Miyasaka

Responsible for: Nagoya Sales Office
(General Manager of Nagoya Sales Office)

Shinichi Ogawa

Responsible for: Project Development Department; Raw Materials Department, Structural Steel Sales Department, Osaka Structural Steel Department, and Construction Technology Department in the Steel Sheet, Plate, Titanium & Structural Steel Company

Hideo Okuda

Responsible for: Steel Sheet Planning Department of Technology, Steel Sheet Marketing & Technical Service Department, and Steel Plate Technology Department in the Steel Sheet, Plate, Titanium & Structural Steel Company



Shozo Nishizawa
Director
(Executive Vice President)
Responsible for: Steel Sheet, Plate, Titanium & Structural Steel Company
(President of Steel Sheet, Plate, Titanium & Structural Steel Company)



Syuichiro Kozuka
Director
(Senior Managing Executive Officer)
Responsible for: General Affairs Department, Legal Department, Personnel & Industrial Relations Department, and Safety & Health Department



Yoshinari Ishizuka
Director
(Senior Managing Executive Officer)
Responsible for: Internal Control Project Team, Treasury Department, and Public Relations & Investor Relations Department



Kouji Morita
Director
(Senior Managing Executive Officer)
Responsible for: Railway, Automotive & Machinery Parts Company
(President of Railway, Automotive & Machinery Parts Company)



Yasuo Imai
Director
(Senior Managing Executive Officer)
Responsible for: Pipe & Tube Company
(President of Pipe & Tube Company)

Managing Executive Officers

Takao Taka
Responsible for: Tubular Products Technology Department and Joint Marketing & Development Department in the Pipe & Tube Company

Kazuo Tanakamaru
Responsible for: Wakayama Steel Works in the Pipe & Tube Company
(General Manager of Wakayama Steel Works in the Pipe & Tube Company)

Kazuo Toyama
Responsible for: Corporate Research & Development Laboratories; Center of Application Technology for Customers
(General Manager of Corporate Research & Development Laboratories and General Manager of Center of Application Technology for Customers)

Mitsunori Okada
Responsible for: Railway, Automotive & Machinery Parts Sales Department and Osaka Railway, Automotive & Machinery Parts Sales Department in the Railway, Automotive & Machinery Parts Company

Michiharu Takii
Responsible for: Corporate Planning Department and Internal Auditing Department

Shinichi Miki
Responsible for: Subcontracting & Purchasing Department, Steel Sheet Planning & Quality Control Department, all production departments, IPP Business Department in the Steel Sheet, Plate, Titanium & Structural Steel Company and Kashima Steel Works
(General Manager of Kashima Steel Works)

Saburo Eguchi
Responsible for: Tubular Products Sales Department, Tubular Products Export Department, Speciality Tubular Products Sales Department, and Brazil Steel Works Project in the Pipe & Tube Company
(Assistant General Manager of Brazil Steel Works Project in the Pipe & Tube Company)

Yoshitaka Hotta
Responsible for: Personnel & Industrial Relations Department, and Safety & Health Department

Takao Nishino
Responsible for: automotive technology

Hisashi Nakagawa
Responsible for: Brazil Steel Works Project in the Pipe & Tube Company
(General Manager of Brazil Steel Works Project in the Pipe & Tube Company)

Kiyotaka Nogi
Responsible for: Osaka Steel Works in the Railway Automotive & Machinery Parts Company
(General Manager of Osaka Steel Works in the Railway Automotive & Machinery Parts Company)

Fumio Ohtaguro
Responsible for: Planning & Business Services Department in the Pipe & Tube Company

Kinya Yanagawa
Responsible for: Kashima Steel Works
(Assistant General Manager of Kashima Steel Works)

Rempei Nakanishi
Responsible for: Steel Tube Works in the Pipe & Tube Company
(General Manager of Steel Tube Works in the Pipe & Tube Company)

Together With the Global Environment


The Sumitomo Metals Group recognizes the importance of environmental preservation. We have made a declaration to contribute to environmental preservation on a global scale and the realization of a sustainable society to fulfill our corporate social responsibilities.
Yasuyuki Tozaki
Chairman of Environment Committee
Director and Executive Vice President
Pictured at Kashima Steel Works

Action Guidelines for the Global Environment

1. **Preventing Global Warming**
   Sumitomo Metals is promoting measures to prevent global warming by working to boost energy efficiency through capital investment and improvements to operational processes. The Company is also cooperating with international efforts by leveraging its accumulated environmental technologies.

2. **Helping to Protect the Environment Through Products**
   Sumitomo Metals is contributing to the realization of a sustainable society. Examples include helping to reduce the weight of finished products with high-tensile steel sheets and prolonging product lifetimes with surface-treated steel sheets.

3. **Lowering the Risk of Environmental Pollution**
   Sumitomo Metals is striving to lower the risk of environmental pollution by introducing equipment with less environmental impact and improving operational processes.

4. **Helping to Realize a Sustainable Society**
   Sumitomo Metals is supporting the realization of a sustainable society by promoting the 3Rs (Reduce, Reuse, Recycle).

5. **Working Together as a Group**
   Sumitomo Metals is working as a group to promote environmental preservation by reinforcing cooperation among the Group's environmental departments.

6. **Developing Human Resources**
   Sumitomo Metals is fostering people that recognize the importance of environmental preservation and act accordingly by encouraging employees to participate in environmental volunteer activities, make lifestyle changes and take other steps.

Preventing Global Warming

■Sumitomo Metals' Viewpoint on Preventing Global Warming

Sumitomo Metals is actively undertaking measures to prevent global warming, including energy conservation, in order to reduce CO_2 emissions, which cause global warming. We recognize that achieving the Japan Iron and Steel Federation's target to reduce energy consumption in production processes by 10% by fiscal 2010 compared to fiscal 1990, part of its Voluntary Action Plan for Environmental Protection, is a promise to society. Furthermore, we have decided to endeavor to obtain CO_2 emission rights through Kyoto Protocol mechanisms such as the Clean Development Mechanism (CDM) and the Joint Initiative (JI). We will do this by transferring overseas the world's highest level of energy-saving technology that has been cultivated by Japan's steel industry, including Sumitomo Metals, so that we can acquire these rights during the first commitment period of the Kyoto Protocol from 2008 to 2012.

For further details please refer to the Annual Report 2007 Environment Volume. URL ***http://www.sumitomometals.co.jp/e/environment/***

■Measures to Conserve Energy

Steel production at Sumitomo Metals has been rising due to increased demand for steel around the world, but we have been able to limit energy consumption in production processes to lower levels. In fiscal 2006, our crude steel production was 18% higher than in fiscal 1990, but energy consumption actually declined 6.0%. As a result, we estimate that CO_2 emissions in fiscal 2006 from energy sources were reduced 5.8% from fiscal 1990 to 24.9 million tons.

CO_2 Emissions Generated by Energy Sources and CO_2 Emissions per Unit of Production



(Million tons of CO2)
(Tons of CO2/ton of crude steel)
30
4
-5.8%
26.4
24.8
23.6
24.1
24.7
24.9
2.34
2.48
2.03
1.87
1.86
1.86
20
2
10
0
1990
1995
2000
2004
2005
2006 (FY)
CO2 Emissions Generated by Energy Sources (Left scale)
CO2 Emission per Unit of Production (Right scale)

■International Cooperation

The prevention of global warming is an international issue that must be tackled through cooperation with other countries. The Sumitomo Metals Group has participated in a large number of international collaborative projects for environmental and energy-conserving technologies, utilizing its accumulated technology in environmental improvement and energy conservation. These activities have centered on the Energy Conservation Model Project and Basic Surveys for Joint Implementation Project carried out by the New Energy and Industrial Technology Development Organization (NEDO), as well as the Chinese Steel Industry Environmental Protection Technology Improvement Project carried out by the Japan International Cooperation Agency (JICA). In addition, we are actively endeavoring to transfer and disseminate energy-saving technologies via such forums as the Asia-Pacific Partnership on Clean Development and Climate (APP) and the Japan-China Steel Industry Advanced Technology Exchange Meeting in Environmental Protection and Energy Saving. We will continue to participate in wide-ranging activities that contribute to the prevention of global warming.

Helping to Protect the Environment Through Products

■Cutting CO_2 Emissions by Reducing the Weight of Automobiles and Buildings

Sumitomo Metals is promoting the development of higher strength steel materials in order to contribute to lighter finished products.

Automobiles are required to meet high safety standards so they use a large amount of steel in their manufacture. However, using conventional steel materials would make them too heavy.

Consequently, high-strength steel materials are increasingly being utilized. Vehicles that use high-strength steel materials developed by Sumitomo Metals have bodies that are around 10% lighter than models that use conventional steel, resulting in better fuel efficiency.

These materials are also applied in high-rise buildings. Buildings in the Triton Square complex where Sumitomo Metals' Tokyo Head Office is situated use new technology such as highly durable steel materials, thereby reducing structural weight by about 25% compared with conventional technologies that were used in 1970. Moreover, if super high-tensile steel that we are currently developing were used, it would be possible to reduce the weight by around a further 10%.

These reductions in weight have led to the saving of natural resources used in steel structures, and when the steel building materials are manufactured, transported, and used in construction, the amount of CO_2 emissions is also reduced.

It has been estimated that the overall Japanese steel industry, including Sumitomo Metals, contributes to an annual reduction of 7.6 million tons of CO_2 emissions in such sectors as transportation and electric power generation.

CO_2 Reductions at Steel Material Point of Use (FY2005)



(10,000 tons of CO2)
Transformers
Ships
Trains
114
92
7
Boilers for power generation
54
CO2 reduction volume: 7.6 million tons of CO2
493
Automobiles

Source: Japan Iron and Steel Federation

Our Products Contribute to Environmental Improvements in a Wide Range of Fields

■Products That Make Energy Development More Environmentally Friendly

9% Ni steel plate for LNG tanks

LNG (liquefied natural gas) is experiencing growing demand as a clean energy that has a relatively small impact on global warming, and there are plans to build LNG tanks in various countries around the world. LNG is stored at the extremely low temperature of −164°C. Steel materials become brittle when cooled to extremely low temperatures, which is called low-temperature brittleness. Aboveground LNG storage tanks use 9% Ni steel plate because of its high resistance to brittle fracture at extremely low temperatures. As one of the few companies in the world that manufacture 9% Ni steel plate, Sumitomo Metals supplies this product both in Japan and abroad.



Large LNG tank

High-alloy OCTG

Natural gas is a clean source of energy that is kind to the planet, but not to pipes. This is because the geological stratum at which natural gas is found is deeper than that of oil, and drilling environments sometimes include highly corrosive CO_2 and H_2S gases. Our OCTG (oil country tubular goods) are high-grade seamless pipes containing a high content of chrome and nickel, giving enhanced corrosion resistance at high temperatures. In combination with VAM® premium screw joints that have superior airtight qualities in corrosive conditions, these pipes help to stabilize natural gas development under harsh conditions.



High-alloy OCTG



VAM® premium screw joint

SUPER 304H, HR3C stainless steel tubes for high-strength, high-temperature boilers

New ultra-super critical boilers used in thermal power plants realize better generation efficiency and thereby reduce emissions of CO_2. However, to enable operation at higher temperatures and pressures, they require high-strength steel pipe materials that offer excellent corrosion resistance. By adding copper (Cu), niobium (Nb) and nitrogen elements to existing 18% Cr and 9% Ni steel alloy material and improving manufacturing processes, Sumitomo Metals has realized a new type of high-strength steel pipe capable of withstanding, high-temperature and steam oxidation corrosion. The pipes therefore meet the rigorous operating requirements of ultra-super critical boilers. In a related development, Sumitomo Metals has also created a new steel material that meets strict requirements for corrosion resistance by raising the content of Cr in the steel to 25%. In this way, we are further helping to preserve the global environment in the thermal power generation field.



Boiler for thermal power generation

■Products That Make Cars Environmentally Friendly

Sumi Quench steel sheet for hot pressing

The hot press process involves heating steel to temperatures close to 900°C, pressing the steel at high temperatures while it is still malleable, and quenching the steel in the pressing die. Shaping and quenching occur simultaneously, causing the steel to achieve higher strength. This technology results in steel sheets with tensile strengths of 1,000 MPa or higher, which was previously difficult to achieve for steel used in automotive component applications. Impact-absorbing door steel produced by this method is 30% stronger and 10% lighter than ordinary steel and has an equivalent dimensional accuracy. This technology is being applied in the production of automotive structural parts.



Center pillar for automobiles

Neotard Retarder

The Neotard Retarder was launched in 1990 as the world's first retarder to utilize permanent magnets. Since then, it has been used widely as an auxiliary brake on large trucks and buses. By reducing the load on a vehicle's main brake, this component not only improves safety and comfort, but also reduces the amount of materials emitted, such as brake lining wear powder. In addition, because permanent magnets are used in the power source, the component requires only an extremely small amount of energy, and makes a large contribution to automotive society and to the preservation of the earth's environment.



Permanent magnet-type ECB retarder

High-strength steel for forged connecting rods

A connecting rod is a vital part that connects the crankshaft to the pistons in an engine to transmit power. Sumitomo Metals (Kokura) and Honda Motor Co., Ltd. have jointly developed high-strength steel for use in forged connecting rods with a 30% higher resistance to metal fatigue, while reducing weight by 13%. These components are currently used in the Honda Legend and Civic. No lead is used to make the steel, thereby helping to reduce their environmental load.



Cracking connecting rod

Stainless steel gaskets

Together with Honda R&D Co., Ltd., Sumitomo Metals (Naoetsu) has succeeded in developing stainless steel sheet for use in engine gaskets. By reducing the size of crystal grains in the metal to their physical limit, it became possible to produce stainless steel with a resistance to metal fatigue that is much higher than ordinary stainless steel. This product contributes to improved engine efficiency.


Cylinder head
Gasket
Cylinder block

Stainless steel gasket

■Products That Support Environmentally Friendly Living

SMart Beam lightweight welded H-beams

These steel components, which are mainly used in housing, consist of cross sections that are manufactured by welding together hot-rolled steel sheet in the shape of an "H." Compared to other H-beams with the same performance but shaped from steel billets, these H-beams are 20% to 30% lighter, helping to reduce the volume of CO_2 emitted during the material manufacturing stage. By attaching them to joints in wooden-framed homes, the lightweight H-beams can also restrain flexing in flooring and improve the overall endurance of the building.



Lightweight welded H-beams marketed under the SMart Beam name

Tio system building products

Tio is an eco-conscious construction system specifically designed for one-story structures such as factories, warehouses, and stores. Reducing the weight of materials used in construction through building modularization and materials standardization helps save energy, while the volume of soil excavated during construction can also be reduced significantly. The amount of CO_2 generated and the volume of soil excavated can both be reduced by about 30% compared with previous Sumitomo Metals products.



A warehouse constructed using Tio system building products

Sumitomo Hi-Coat NEO (high corrosion-resistance type)

Sumitomo Metals was one of the first in the industry to begin developing environmentally friendly pre-coated steel sheet with the high corrosion resistance required for outdoor electronic equipment and other items. Despite containing no chrome, our pre-coated steel sheet boasts the same corrosion resistance as products containing hexavalent chromium—a first for Japan. Sumitomo Hi-Coat NEO's performance was recognized by Mitsubishi Electric Corporation, which has been using the product in external air conditioner units since 2005.



Sumitomo Hi-Coat NEO is used in external air conditioner units

Lowering the Risk of Environmental Pollution

■Risk Management for Soil and Water Quality

With regard to soil and underground water, we are endeavoring to preserve the environment by adopting pollution prevention measures, including the prevention of runoff. In addition, our wastewater treatment system purifies plant wastewater to minimize the amount released from works sites.

There are many other substances harmful to the environment such as dioxins, PCBs and asbestos. Sumitomo Metals is conducting thorough management of these substances as well.

■Risk Management for Air Quality

The amounts of sulfur oxide (SOx), nitrogen oxide (NOx) and dust that are emitted from works sites have been drastically reduced through the introduction of a range of equipment such as exhaust gas desulfurizers. In recent years, SOx emission volume has remained level despite increases in steel production.

Even before asbestos became a public health issue, Sumitomo Metals ceased purchases of the material for new applications. As some of our sites still have equipment that contain asbestos, we are installing dispersal prevention devices or adopting replacements that do not contain asbestos. In addition, we are complying with asbestos-related laws and standards such as providing prior notification to the relevant authorities when dismantling buildings and structures (including manufacturing plants) and isolating works.

NOx and SOx Emissions



(Millions of Nm³)
20
10
0
NOx regulatory limit: 20.2 (FY2006)
SOx regulatory limit: 14.0 (FY2006)
8.3
8.0
8.5
9.0
9.1
8.8
3.0
3.7
3.9
3.9
4.0
3.7
1990
2000
2003
2004
2005
2006 (FY)

■Environmental Preservation Pacts With Local Governments

We have concluded and are observing environmental preservation pacts that are more rigorous than the standards of laws and regulations concerning various environmental management items between each of our works and their respective local governments.

Helping to Realize a Sustainable Society

■Effectively Reusing By-products and Promoting Recycling

Slag, which accounts for 88% of by-products at Sumitomo Metals, is reused effectively as a raw material mainly in a range of slag-based products. Dust and sludge are also recycled in the steelmaking process. As a result, in fiscal 2006, our final disposal volume was 87% lower than the level in 1990, which is a far higher reduction rate than the Japan Iron and Steel Federation's target in its Voluntary Action Plan for Environmental Protection (75% reduction by fiscal 2010 compared to fiscal 1990). Sumitomo Metals' reduction also equated to a recycling rate of 98%.

By-product Recycling Rate and Final Disposal Volume



(Thousands of tons)
800
600
400
200
0
-87%
726
599
Recycling rate
(%)
100
90
80
97
98
98
98
87
90
148
114
110
94
1990
1995
2000
2004
2005
2006 (FY)
By-product final disposal volume (Left scale)
By-product recycling rate (Right scale)

Environmental Management

■Environmental Management Organization

Sumitomo Metals has formed an organization that enables the entire Group to take action on both local and global environmental issues. In addition to the existing Environment Committee and the Group Environment Committee, we held a Group Environmental Supervisors Meeting in April 2006 to promote further sharing of information among Group companies.

■Environmental Management System

Sumitomo Metals is building an environmental management system covering plans, systems, organizations, and processes for conducting manufacturing activities while improving the environment. By the end of fiscal 1998, all our production sites had been certified under ISO 14001. Steps to comply with the fiscal 2004 version of ISO 14001 have also been completed. We are now focusing on securing ISO 14001 certification for Group companies.

■**Environmental Audit**

In addition to audits required by ISO 14001, joint teams comprising members from Head Office and each works site conduct mutual audits. From fiscal 2006 we also began environmental audits at Group companies.

Environmental Audits of Works Sites


General Manager of Works
Environment Audit Organization
Production divisions
Indirect divisions
Once/year
Head Office's environment department + Environment department at other plants (mutual audits)
Once/year
External environmental auditing agency

■**Disclosure of Environmental Information**

Sumitomo Metals is promoting the disclosure of environmental information and striving to obtain the understanding of local residents. In April 1996, the Wakayama Steel Works opened an Environmental Public Relations Center outside the steel works. This center discloses real-time environment-related information, including information on air quality, noise, and water quality in the vicinity.



Environment Monitoring Map

■**Environment-related Investment and Costs**

Sumitomo Metals actively invests in equipment to preserve the environment. This investment and maintenance costs related to environmental preservation are combined to calculate the total cost of environmental measures. In fiscal 2006, total environmental measures comprised ¥10.8 billion in environment-related investments, and ¥37.6 billion in maintenance costs. Global warming prevention measures accounted for 25% of environment-related investments, while resource recycling-related measures accounted for 55% of maintenance costs.

In addition, the cost of environment-related R&D was ¥2.4 billion, representing 15% of total R&D expenses.

■**Highest Rank in Environmental Rating**

In June 2007, Sumitomo Metals received a Development Bank of Japan (DBJ) loan based on it being rated at the highest grade in the DBJ's four-grade environmental rating schedule: "companies with particularly impressive environmental programs."

The DBJ environmental rating symbol
DBJ is a wholly owned bank of the Japanese Government.

Our rating marked the first time that a steelmaker had received such a high assessment from the DBJ. Specifically, the evaluation highlighted our proactive measures relating to environmental management and the prevention of global warming, enabling us to procure funds at more preferential rates.

Developing Human Resources Who Help to Protect the Environment

■**Environmental Education**

With environmental education becoming increasingly important, we now offer systematic training tailored to each employee grade, from new hires to senior management. Since 1983, when Sumitomo Metals became the first steelmaker to conduct an Environmental Engineering Workshop company-wide, we have continued to provide environmental training to our employees. Employees of Group companies also participate in this workshop.

■**Measures to Save Energy in the Home**

Taking steps to prevent global warming is important in the home as well as in an industrial context. To raise employee awareness, we started providing environmental household account books to employees two years ago. Employees use these books to record the amount of electricity, gasoline, and other energy they consume in the home or through the use of their private cars, and then convert the energy used into CO_2 emissions. This information helps them to reduce their household emissions.

Together With Customers and Suppliers



To win the leading reputation among customers, we are working to reinforce our technological capabilities, improve our quality assurance system, and further develop supply chain management.

Our engineers regularly visit customers under the Quality Patrol Activity and provide feedback on their needs to manufacturing and other departments.

With the Aim of Winning the Leading Reputation Among Customers

At Sumitomo Metals, all relevant personnel are aiming to help the Company win the leading reputation among customers based on an integrated quality management system extending from manufacturing to delivery.

To realize this goal, we are undertaking various measures to provide solutions that include not only offering products, but also providing Before Service and After

Sumitomo Metals' Targeted Business Model



Conventional Business Model
Before Service
Materials sales
After Service
Provide technology
Materials sales
Before Service
After Service
Provide solutions

Recent Major Awards and Commendations From Customers

Date of award	Customer	Field	Award name	
Apr. 2006	NSK Steering Systems Co., Ltd.	Automotive	Letter of Appreciation	
Oct. 2006	Statoil ASA (Norway)	Energy	Letter of Appreciation	Three letters received
Feb. 2007	National Petroleum Construction Company (UAE)	Energy	Letter of Appreciation	
Mar. 2007	Toyota Motor Manufacturing North America, Inc.	Automotive	Excellent Delivery Performance	Awarded to ICI* for five consecutive years
Mar. 2007	Toyota Motor Manufacturing North America, Inc.	Automotive	Quality Performance	Awarded to ICI for three consecutive years
Mar. 2007	Honda of America Manufacturing, Inc.	Automotive	Delivery Performance	Awarded to ICI
Apr. 2007	Toyota Motor Kyushu, Inc.	Automotive	Excellent Quality Award	Awarded for two consecutive years
Apr. 2007	Toyota Housing Corporation	Construction	Excellent Quality Management Award	Awarded for two consecutive years
Apr. 2007	RasGas Company Limited (Qatar)	Energy	Souvenir of Appreciation	
Apr. 2007	TTX Company (U.S.)	Railroad	Excellent Supplier	Awarded for four consecutive years
May 2007	DENSO Corporation	Automotive	Global Supplier Contribution Award	Awarded to Sumitomo Metals (Kokura) for two consecutive years
May 2007	Daihatsu Motor Co., Ltd.	Automotive	Technology Award	
Jun. 2007	Hyundai Heavy Industries Co., Ltd. (South Korea)	Energy	Plaque of Appreciation	
Jul. 2007	AISIN AW Co., Ltd.	Automotive	Manufacturing Cooperation Award	

*International Crankshaft Inc.: A U.S.-based Sumitomo Metals subsidiary producing and selling forged crankshafts for automotive use.

Service support. Our underlying aim is to strengthen the relationship of trust with our customers.

■Guest Engineers

We dispatch our engineers to customers' design and other departments, where they work together with customers. This enables us to finely evaluate their needs and make proposals that go to the heart of those needs.

■Quality Patrol Activity

Veteran Sumitomo Metals employees who have detailed knowledge and experience of actual manufacturing sites provide highly targeted services to customers. They regularly visit customer sites, rapidly resolve quality problems, propose tailored solutions, and provide application technology that matches customers' needs.

■Center of Application Technology for Customers (SMICAT)

To provide solutions for customer needs by leveraging the integrated technological abilities of Sumitomo Metals and its Group companies, the Center of Application Technology for Customers (SMICAT) was established in 2001. Using processing, evaluation, simulation and other element technologies accumulated within the Sumitomo Metals Group over many years, SMICAT has developed and supplied processing technologies designed to meet specific customer requirements and new components based on groundbreaking approaches, as well as the optimum materials. The center intends to continue moving forward hand in hand with users to create a leading reputation among customers as their "knowledge and technology partner."

As a result of the success of these activities, we have received many awards from customers in the areas of technology development and quality management. (Please refer to the table "Recent Major Awards and Commendations From Customers" on the previous page.)


Provide technology solutions
Knowledge and technology partner
Sumitomo Metals
SMICAT
Center of Application Technology for Customers
Ability to address customer needs and issues
Coordination to utilize technological seeds that evolve
The Sumitomo Metals Group

■Quality Assurance System

In order to supply products that satisfy customers, Sumitomo Metals is improving product quality and strengthening the means to support quality, namely, the quality management system. For example, we asked JIC Quality Assurance Ltd. to carry out an ISO 9001 maturity audit of our Wakayama Steel Works, becoming the first site in Japan to receive this maturity certification for a quality management system in June 2004. This recognizes the fact that our internal audit functions regarding quality are equivalent to the level of those used by external certification bodies. In this way, we are creating a system that can withstand external checks in order to reinforce our quality management system self-diagnostic capabilities, which will in turn enhance customer satisfaction.

Green Purchasing

■Environmental Consciousness in Materials Purchasing

When purchasing materials and parts for manufacturing, we adopt products with longer lives and procure only the quantity we need. In office products, we actively work to reduce the number of photocopies made and use recycled paper. In addition, we are striving to ensure our purchasing activities have as little environmental impact as possible. For example, we have introduced low-emission vehicles and we use lumber from tree trimming as cushioning materials that prevent damage to products during transportation by ship. In procurement, we also verify beforehand that the products we purchase do not inadvertently contain specified chemical substances.

■Environmental Consciousness in the Supply Chain

Sumitomo Metals is proactively responding to customer requirements on green procurement. In response to the worldwide strengthening of regulations governing chemical substances, we are endeavoring to reduce the use of regulated substances in order to contribute to customers' compliance with the RoHS Directive*. At the same time, we actively deal with inquiries from customers regarding information on these substances included in products and the status of environmental management systems.

* RoHS Directive: A European Union (EU) directive restricting the use of certain hazardous substances in electrical and electronic equipment.

Together With Employees

Aiming to ensure that our employees can continue to work actively and with peace of mind, we are promoting workplace safety and health, employee health programs and other personnel-related initiatives.



The Human Resources Development Center provides training aimed at enhancing our manufacturing capabilities.

Sumitomo Metals Basic Policy for Safety and Health

Principles

1. To ensure the safety and health of employees that work in the Sumitomo Metals Group is the basis of development for the Company's business.

2. The Company shall continuously endeavor to ensure the safety and health of its employees in the Sumitomo spirit of "respect for people," in accordance with the Company's policy—"Sumitomo Metals treasures people and technologies"—and in the way of thinking—"safety is the origin of the employees' welfare and the basis for any management"—that has been the long-cherished guideline for the Company's safety and health management.

3. The Company shall continue to contribute to society through safety and health, taking pride in a history in which the Company has played an advanced role in Japan's safety and health measures.

4. Continuous improvement resulting in the safety and health of the Sumitomo Metals Group shall be a universal target.

Safety and Health Management System

■The Objectives of Safety and Health Management

Safety is the most important foundation of management.

The objective of safety and health management is to allow Company employees and all others active in our plants to work without injury or illness. In order to achieve this objective, our personnel have to observe prescribed procedures and use machinery and raw materials correctly. This is an important rule that ultimately leads to the enhancement of quality.

■Certification of Occupational Safety and Health Management Systems

Sumitomo Metals has clearly defined its Basic Policy for Safety and Health, and put in place Occupational Safety and Health Management Systems to systematically improve safety and health management on an ongoing basis. This measure is in line with "the Guidelines on Occupational Safety and Health Management Systems" published by the Ministry of Health, Labour and Welfare. In terms of objective evaluation, our steel manufacturing sites have received certification from the Japan Industrial Safety and Health Association (JISHA). The Kashima Steel Works was also the first in Japan to have its certification renewed in 2006.

■Measures to Improve Mental Health

Sumitomo Metals has enhanced its mental health care programs. We offer advice to employees through a dedicated team of occupational health specialists, and we have also contracted external specialist organizations that provide counseling. Furthermore, we have produced an internal mental health care training text, which we use in providing training for different occupational levels such as new recruits, supervisors, and senior management.

■Safety and Health Management Together With Group Companies

Sumitomo Metals also provides assistance and guidance to help Group companies improve the safety and health of their employees. We conduct various kinds of safety and health training programs, exchange information regarding accidents and relevant countermeasures, share expertise through interaction among staff responsible for safety and health management based on nationwide regions divided into five blocks, and provide guidance during visits to Group companies by staff responsible for safety and health management. Through these measures, we are striving to raise the level of safety and health in the entire Sumitomo Metals Group.

■Safety and Health Measures Going Forward

Sumitomo Metals has played a pioneering role in occupational safety and health activities in Japan, having initially created occupational safety and health measures that have now become widespread among many companies in Japan. Sumitomo Metals was the first to introduce *Kiken Yochi* (KY; risk assessment) activities, which predict latent risks before operations take place and allow operations to be carried out only after safety checks have been made, as well as systematic, hands-on safety training that gives participants a chance to safely experience dangers in the workplace.

Industrial Accident Occurrence at Sumitomo Metals



(Incidents/year)
(Incidents/million working hours)
40
30
20
10
0
4.0
3.0
2.0
1.0
0
75 80 85 90 95 00 01 02 03 04 05 06
CY
No. of LTI (Lost Time Injuries) (Left Scale)
Frequency Rate of LTI in manufacturing industry nationwide (Right Scale)
Frequency Rate of LTI (Right Scale)



Hands-on safety training: Our employees are more aware of the need for safety when working in high places thanks to training that uses a dummy dropped from height to demonstrate the degree of impact from a fall.

However, despite these efforts, occupational accidents in the Group have been rising over the past two years. To halt this trend, in 2007 we created the Occupational Safety and Health Task Force (led by Fumio Hombe, Executive Vice President) to formulate a policy that puts greater priority on safety and health issues at the senior management level and further reinforces related initiatives. This task force is responsible for determining and implementing existing measures as well as measures to actively promote the safety of facilities, including isolating workers from hazards through the use of safety guards, and also promotes the reinforcement of guidance and assistance aimed at further enhancing safety systems at Group companies and contractors. This is designed to raise the level of occupational safety and health, including activities to enhance awareness of safety such as practical KY training.

Enhancing Human Resources

Reinforcing human resources is a key objective in our new Medium-Term Business Plan. Specifically, in response to the imminent mass retirement of baby boomers and Japan's falling working population due to the declining birthrate, we plan to implement concrete measures to consistently secure excellent people to maintain and improve our frontline workforce capabilities.

■Sumitomo Metals Engineers—Vital to Powerful Frontline Capabilities

At Sumitomo Metals, we have worked to boost manufacturing efficiency by adopting computer-controlled automated production lines that require fewer people. Nevertheless, no matter how far the functions of computers advance, engineers with extensive experience and high levels of expertise help to maintain quality and raise productivity. Furthermore, computers cannot respond to sudden emergencies and anomalies in operations. It takes a long time to acquire this kind of experience and expertise.

To maintain and enhance our competitive edge, we are training engineers to acquire unique skill sets and working to transfer expertise to our next generation of employees.

■The Retirement of the Baby Boomer Generation

Sumitomo Metals' workforce comprises comparatively fewer employees in the 35-45 age range, primarily as a result of reduced hiring during past steel industry slumps. Meanwhile, with around half of our workforce made up of employees in their 50s, many of our core, experienced personnel are approaching retirement age.

■Understanding Overall Skill Levels to Strategically Strengthen Frontline Capabilities

Faced with the above challenges, Sumitomo Metals is working to quantify individual employee skill levels, using this data to create a "frontline skills map" on an individual site basis. Based on an understanding of anticipated changes in overall skill levels, we are systematically securing and training personnel to fill any gap between the technical expertise we need in our operations and the skill level of our workforce.

■Qualitative Initiatives

Using the "frontline skills map," Sumitomo Metals will work to cultivate the kind of skills it needs. This will be supplemented by enhanced training programs tailored to each employee level, including new hires, younger employees, mid-career personnel, supervisors and managers. We will also make use of our Human Resources Development Center, which boasts the latest training tools and facilities, to boost training in specialist fields such as factory automation, process control and hydraulic technologies.

Boost Individual Skills and Ensure New Hires Are Rapidly up to Speed

Qualitative Focus

- ■ Acquire skills required for the long term based on the "frontline skills map"
- ■ Upgrade training programs



Targeted individual skill levels
Skill level
Change in individual skills using existing measures
Raise skill levels
Quickly acquire skills
Years of continuous work experience

■Quantitative Initiatives

We ensure that skills and expertise are passed on to the next generation of employees through initiatives such as rehiring retirees. These rehired employees are providing skills guidance to new hires as well as younger employees, and helping to create manuals.

We are also working to attract talented people by casting our recruitment net wider. Specifically, in addition to high school graduates—our traditional source of new recruits—we are focusing on hiring new graduates from universities, junior colleges and technical colleges and attracting mid-career professionals to alleviate the age imbalance in our workforce.

Simulated Overall Skill Levels at the Kashima Steel Works


Quantitative Focus
■ Actively rehire retired employees
■ Secure human resources using diverse recruitment channels
■ Upgrade training programs
FY2003 = 100
105
100
95
90
2003
2004
2005
2006
2007
2008
(FY)
Rehires + new hires, etc.
New hires only
No new recruitment

Creating Better Working Environments

We are working to ensure the fair treatment of all employees based on impartial evaluation of their abilities. We are endeavoring to ensure equal opportunity in employment, and as such, we conduct training programs for supervisors and managers to create better working environments.

In addition, we operate leave programs for recuperation, childcare, and nursing care, as well as various employee housing support schemes (a housing property savings scheme and a housing finance program). We also operate welfare facilities, including company housing and boarding facilities.

Forward-looking Personnel Initiatives

We have focused our efforts on developing an environment that helps employees to carry out their work and bring up children at the same time, and we will continue to promote measures to ensure that employees display their skills to the full. Meanwhile, we have steadily implemented the First Action Plan that we formulated based on the Law for Measures to Support the Development of the Next Generation, and we received certification as a Qualified General Business Operator in April 2007 (logo shown right).

Measures to Protect Human Rights

Sumitomo Metals conducts training activities regarding human rights on a Group-wide basis, mainly through the Companywide Social Integration and Human Rights Promotion Committee, which was established in 1979.

Specifically, we are engaged in providing training to occupational levels within the Company ranging from new recruits to senior managers. We also hold lectures on human rights and provide workplace training courses conducted by training leaders on an individual worksite basis. Furthermore, we now offer a broader range of training content: in addition to social integration and human rights, we also deal with areas such as measures aimed at promoting equal employment opportunities for men and women, preventing sexual harassment, and issues concerning the employment of people with disabilities.

In recruiting processes, we also emphasize human rights by putting priority on fairness and equality, and our ratio of employment of people with disabilities is higher than the legally mandated ratio.

Recruitment at Sumitomo Metals

New employees (April 2007)	275
Mid-career recruits (during fiscal 2006)	323

Reemployment at Sumitomo Metals

Newly reemployed in fiscal 2006	121
Ratio of retirees	69%

Employee Data (Non-consolidated)

Number of employees*	6,852 (Male 6,549; Female 303)
Ratio of female employees	4.4%
Average age*	43.5 years old
Average length of service*	22.4 years
Ratio of employees with disabilities*	2.22%

* Number of employees, average age, and average length of service are as of March 31, 2007; ratio of employees with disabilities is as of June 1, 2007 (legally mandated ratio is 1.80%)

Together With Local Communities



Home of the J.League Kashima Antlers professional soccer team: the Kashima Soccer Stadium

Facilities' Activities That Contribute to the Community (unless noted otherwise, figures are for fiscal 2006, ended March 31, 2007)

	Corporate Research & Development Laboratories	Kashima Steel Works	Wakayama Steel Works and Pipe & Tube Company (Kainan)	Steel Tube Works (Amagasaki)	Osaka Steel Works (Konohana)	Sumitomo Metals (Kokura), Ltd.	Sumitomo Metals (Naoetsu), Ltd.
Plant Tour Visitors	1,325 (about 31% from universities and government institutions)	22,258 (about 63% from elementary schools)	Wakayama 9,327 (about 31% from elementary, junior high and senior high schools) Kainan 780	376	2,373 (about 9% from elementary and high schools)	1,425 (about 51% from elementary schools)	314 (about 20% from elementary, junior high and senior high schools)
Sports Events		• Sumikin Cup sports competitions 1,604 participants (table tennis, volleyball, baseball, mini basketball) • Baseball and swimming classes 605 participants			• Konohana Youth Baseball Tournament (Sumikin Cup) 7 teams, about 140 participants		• Naoetsu Children's Baseball Tournament (Sumitomo Metals (Naoetsu) President's Cup) 17 teams, about 340 participants
Volunteer Activities	• Hasaki Triathlon traffic control • Coordinated cleanup of industrial estate No. of volunteers: about 10	• Hirai-Oritsu beach clean-up • Clean-up of areas surrounding our Steel Works • Removal/disposal of illegally posted advertisements • Planting/maintenance of trees along Stadium Oodori • Planting, maintenance of cherry trees • Dispatching Suigo drumming and brass band clubs No. of volunteers: about 1,100	• Kinokawa riverbed clean-up • Wakayama-shi 10,000-man clean-up • Isoura coast cleaning activities (organized by the Wakayama Steel Works) No. of volunteers: about 300	• Commuter road clean-up (three times a month) • Participation in regular cleaning activities organized by local community associations No. of volunteers: about 300	• Commuter road clean-up (weekly) No. of volunteers: about 1,200	• Cleaning and friendliness activities (commuter road clean-up (three times a month), employee manners awareness activities) No. of volunteers: about 2,000	• Naoetsu beach clean-up (annually) No. of volunteers: about 160
Community Relations Activities	• Participation in Kirasse festival • Exhibition at fiscal 2006 "Youngsters' Science Festival"	• Sponsorship of Kashima festival • Participation in "We love Ibaraki" citizens' festival (environmental fair exhibition)	• Participation in the Furusato Kainan festival • Participation in the Kinokawa lacquerware festival	• Participation in local summer festivals • Provision of fields for American and flag football team practice (since April 2001)	• Participation in local events, such as Bon Festival dances, children's carrying of portable shrines • Participation in festivals for Konohana-area residents • Participation as ball persons in Japan Table Tennis Federation for the Disabled	• Participation in Kokura Gion Festival	• Participation in Joetsu Festival • Support for high-school student volunteers in Joetsu • Participation in and provision of awards for local elementary schools' athletic competitions
Facilities Made Available		• Sakura Park (part of the compound) • Ouka Park (part of the compound)	• Field • Gymnasium and field (only Kainan area)	• Field	• Field • Gymnasium • Table tennis facility • Employees' clubhouse	• Field • Gymnasium • Employees' clubhouse	• Field • Gymnasium

Total number of plant visitors in fiscal 2006: 37,398

Contributing to Society Through Group Sites

Every year, the Group conducts plant tours for more than 30,000 visitors (elementary and junior high school children on social studies outings, for example). It also actively engages in volunteer activities such as clean-ups and sports instruction and supports and participates in regional festivals.



The No. 3 blast furnace at the Kashima Steel Works was relined and a blowing-in ceremony (operation start-up) was held on May 18, 2007. We invited local junior high school students from Kashima city to light the blast furnace.

Also, the Kashima Antlers professional soccer team, which plays in the J.League, grew out of Sumitomo Metals' own in-house soccer team. As a consolidated subsidiary of Sumitomo Metals, it is continuing to play a key role in revitalizing the local community.

Creating a True Forest of 500,000 Trees

The Hachinohe lime mine operated by Sumimetal Mining Co., Ltd. produces limestone by the open-cut method. The limestone produced is used in Sumitomo Metals' steel manufacturing operations. As part of efforts to create an even more extensive forest than existed before the exploration of this mine, Sumimetal Mining has run the Kamoshika Forest Tree-planting Festival since 2005. Under the direction of Dr. Miyawaki, the Director of the Japanese Center for International Studies in Ecology (JISE), the plan is to plant 500,000 trees of 30 broadleaf species that are native to the area over a ten-year period in an area of about 180,000m² on the slopes of the mine. In 2006, two tree-planting festivals were held. A total of around 1,300 people took part and planted about 20,000 trees, and in combination with our own tree planting, roughly 30,000 trees were planted.



The Kamoshika Forest Tree-planting Festival
(provided by The Mainichi Newspapers Co., Ltd.)

Donations and Support Activities

Sumitomo Metals regards donations and support activities as one of its social contribution activities, and provides support for a wide range of fields such as science, education, culture and the arts, local communities and welfare.

■Contributing to Society Through Sumitomo Foundation Grants Programme

The Sumitomo Foundation celebrated its 15th anniversary in fiscal 2006. Sumitomo Metals has continued to provide support through donations since the foundation's establishment. These public grants are provided in five wide-ranging fields: 1) basic science research; 2) environmental research; 3) the protection, preservation and restoration of cultural properties in Japan; 4) the protection, preservation and restoration of cultural properties outside Japan; and 5) Japan-related research in various Asian countries.

■The Kansai Association Switzerland-Japan

The Kansai Association Switzerland-Japan was founded in 1982 to promote greater understanding and friendship between the two countries. Since then, Sumitomo Metals has played a central role in providing support and cooperation. The head of the association is now Hiroshi Shimozuma, the current chairman of Sumitomo Metals.

The association's main activity is interchange between the two countries' youth groups. Every summer, six junior high school students from Osaka and Switzerland visit each others' countries alternately for three-week homestays and other activities. Since these exchanges started in 1984, the association has helped a total of 138 students to take part.

■Support for Environment-related Research

The Steel Industry Foundation for the Advancement of Environmental Protection Technology (SEPT) was established in 1973 to promote R&D on environment-preserving technologies related to the steel industry, contribute to environmental preservation and help to improve related technologies through research assistance provided to universities, research organizations, and other bodies. Sumitomo Metals is an active supporter of SEPT.

Together With Investors

At Sumitomo Metals, we regard communication with investors as one of the most important indicators for corporate management.



Shareholders visiting the [illegible] mill at the Kashima Steel Works

Returning Profits to Shareholders (Dividend Policy)

Sumitomo Metals' basic policy for returning profits to shareholders is to continue the payment of stable dividends. Before deciding on dividend payments, we comprehensively take into account such factors as business performance, funds required for business growth investment, and ensuring the liquidity and soundness of the Company's financial position.

In fiscal 2006, ended March 31, 2007, both recurring profit and net income reached record levels for the third consecutive year. Consequently, the Company declared an annual dividend of ¥8.0 per share.

Information Disclosure

We are actively disclosing information to enable investors and other stakeholder groups to gain a more accurate and fuller understanding of the Company.

■Disclosing business performance and other matters on a timely basis via our website

To provide information regarding business results on a more timely basis, in fiscal 2006, we started announcing quarterly business results within one month of the end of each fiscal period together with earnings forecasts. Furthermore, on the day we release business results, we hold a briefing for institutional investors and securities analysts, and through direct dialogue with them, we are striving to deepen mutual understanding. We also publish the materials used during these briefings on our website with the aim of distributing information broadly and fairly. In addition, we publish annual reports, video-based information, press releases, and other information materials on our website. Another initiative we have adopted to ensure that anyone can receive the latest information on the Company in a timely manner, is to distribute the latest information via e-mail to individuals who have registered their e-mail address with us.

■Plant tours for shareholders

In fiscal 2006, we started holding plant tours at the Kashima and Wakayama steel works to foster a deeper understanding of the Company's business operations among our shareholders. In fiscal 2007, we also plan to extend these tours to our Osaka Steel Works (Konohana) and Sumitomo Metals (Kokura).

From 2007, all our shareholders could apply to receive free tickets to soccer matches played by the J.League Kashima Antlers. Furthermore, at the general meeting of shareholders held in June 2007, we created an opportunity for all attending shareholders to participate in informal discussions with Company directors.

■Compliance with timely disclosure rules

Sumitomo Metals discloses information in accordance with "Rules on Timely Disclosure of Corporate Information by Issuer of Listed Securities and the Like" stipulated by the Securities and Exchange Law and the Tokyo Stock Exchange.

Financial Section

Contents

58 Management's Discussion and Analysis
62 Consolidated Balance Sheets
64 Consolidated Statements of Income
65 Consolidated Statements of Changes in Equity
66 Consolidated Statements of Cash Flows
67 Notes to Consolidated Financial Statements
81 Independent Auditors' Report

Management's Discussion and Analysis

1. Business Environment in Fiscal 2006 (ended March 31, 2007)

During the fiscal year under review, domestic demand for steel products was generally strong, supported by continued favorable economic conditions both in Japan and overseas. Crude steel production in Japan, according to the Japan Iron and Steel Federation, rose 5.03 million tons from the previous fiscal year to 117.75 million tons, the second highest level behind the record 120.02 million tons reached in fiscal 1973. The supply-demand balance for high-grade products, the Group's main business domain, remained tight both in Japan and overseas, reflecting rising demand for automotive and energy-related applications.

Exchange rates saw a generally weaker yen and stronger dollar. Iron ore prices were higher due to a tighter supply-demand balance, while prices for nickel, zinc, and other non-ferrous metals were also up sharply.

Iron Ore Prices

(Japanese Benchmark; FY02 = 100)



300
200
100
0
100
111
132
225
268
02
03
04
05
06 (FY)

2. Business Results

The Sumitomo Metals Group (the "Group") is working to accelerate its distinctiveness in the marketplace, by among other steps, carrying out capital investment aimed at delivering sustained growth in corporate value by emphasizing quality—one of the objectives of the current Medium-Term Business Plan (fiscal 2006 to fiscal 2008). Crude steel production by the Group was 13.38 million tons, sustaining the high level of the previous fiscal year. Against this backdrop, the Group worked to reduce costs and raise prices for its steel products to reflect higher costs associated with sharp increases in prices for raw materials.

Core Earnings and Change in Market Structure



Sharp rise in demand for steel from China
Softening in supply-demand balance for general-use steel sheet
Change in supply-demand for medium- and high-grade steel sheet
Past
Present
Future
Medium/low-grade steel sheet
General-use steel sheet
Medium/high-grade steel sheet
High-grade steel plate
Specialty steel
Seamless pipe
Railway, automotive and machinery parts
Core earnings*/ consolidated operating profit
<FY2005> 70% <FY2006> 74% →
<FY2008 target> 80%
Low
High
Degree of competitiveness

* Core earnings: Profits generated by businesses that supply distinct products resilient to downturns in demand thanks to competitive technologies or unique business models (internal calculation).

At Sumitomo Metals, we use the term "core earnings" to refer to profits generated by businesses that supply distinct products resilient to downturns in demand thanks to competitive technologies or unique business models. In the year under review, the ratio of core earnings to consolidated operating profit, one of the Group's management indicators, increased four percentage points year on year to 74%.

1) Consolidated Net Sales

Net sales increased ¥49.9 billion year on year, or 3.2%, to ¥1,602.7 billion. The steel business reported an increase in sales of ¥75.6 billion to ¥1,488.8 billion, supported by higher sales at the Pipe & Tube Company, primarily on the back of higher demand for high-grade seamless pipe. The engineering business posted a decline in sales of ¥20.5 billion, mainly reflecting cutbacks in public-sector investment, while the electronics business saw sales drop ¥1.4 billion year on year (comparisons for the steel business and the engineering business are made on the basis of fiscal 2005 figures after adjustment for business segment reclassification).

Net Sales



(¥ billion)
2,000
1,500
1,000
500
0
1,224.6
1,120.8
1,236.9
1,552.7
1,602.7
02
03
04
05
06 (FY)

2) Consolidated Operating Profit and Recurring Profit

Operating profit fell ¥2.0 billion, or 0.7%, to ¥303.7 billion, while the operating profit margin deteriorated 0.7 of a percentage point to 19.0%. Recurring profit rose ¥46.9 billion, or 16.7%, to a record ¥327.6 billion due to a large increase in other income on profit contributions from SUMCO CORPORATION and other equity-method affiliates, which increased from ¥16.6 billion in fiscal 2005 to ¥41.8 billion in the year under review. The recurring profit margin was 20.4%.

Recurring profit:
An important management indicator at Sumitomo Metals and a common item on financial statements in Japan; calculated by adding to or subtracting from operating profit items such as interest and dividend income, equity in earnings of unconsolidated subsidiaries and associated companies, interest expense, and foreign exchange gains (losses).

Recurring Profit/Recurring Profit Margin



(¥ billion)
(%)
400
300
200
100
0
20
15
10
5
0
41.3
68.7
173.2
280.7
327.6
3.4
6.1
14.0
18.1
20.4
Recurring Profit (Left scale)
Recurring Profit Margin (Right scale)
02
03
04
05
06 (FY)

Factors Causing Increase/Decrease in Recurring Profit (Fiscal 2005→Fiscal 2006)


(¥ billion)
¥46.9 billion increase
280.7
Raw materials prices
-61.0
Increase in fixed costs
-14.0
Cost improvement
9.0
Sales improvement
91.0
Foreign exchange gain
10.0
Equity in earnings of unconsolidated subsidiaries and associated companies
25.0
Valuation losses
-13.0
327.6
05
06 (FY)

3) Consolidated Other Income (Expenses), Net

Other income (expenses), net rose ¥37.5 billion to ¥37.9 billion.

4) Consolidated Net Income

Income before income taxes and minority interests increased ¥35.5 billion, or 11.6%, to ¥341.7 billion. Net income rose ¥5.4 billion, or 2.5%, to ¥226.7 billion, a record for the Group. Net income per share increased from ¥46.03 in the previous fiscal year to ¥47.89 in the fiscal year under review.

Net Income/Net Income per Share (Basic)


(¥ billion)
(¥)
250
200
150
100
50
0
75
60
45
30
15
0
17.0
30.7
110.8
221.2
226.7
4.36
6.42
23.05
46.03
47.89
02
03
04
05
06 (FY)
Net Income (Left scale)
Net Income per Share (Basic) (Right scale)

3. Financial Position

1) Assets

As of March 31, 2007, consolidated total assets were ¥2,301.5 billion, an increase of ¥188.1 billion compared to the end of the previous fiscal year.

The main reason was an increase in investments and other assets, which reflected a rise in investment securities due to an increase in the market value of equity holdings, and an increase in investments in unconsolidated subsidiaries and associated companies due to higher equity-method earnings. Net property, plant and equipment also increased due to higher capital expenditures.

On the other hand, current assets declined ¥2.6 billion to ¥672.5 billion.

2) Liabilities and Equity

Total liabilities rose ¥25.5 billion to ¥1,376.7 billion. Debt[1] increased ¥38.2 billion to ¥717.9 billion. Total equity was ¥924.7 billion. Excluding minority interests, shareholders' equity was ¥880.8 billion. Shareholders' equity rose mainly due to higher retained earnings. The equity ratio[2] improved 4.2 percentage points from 34.1% in the previous fiscal year, to 38.3% in the year under review. ROA[3] improved 0.9 of a percentage point to 15.4%.

[1] Debt = Short-term borrowings + Long-term debt – Obligation to return collateral under security loan agreement – Lease obligation
[2] Equity ratio = Shareholders' equity/Total assets
[3] ROA = (Recurring profit + Interest expense)/Total assets (yearly average) x 100

Shareholders' Equity/Equity Ratio


(¥ billion)
(%)
1,000
750
500
250
0
60
45
30
15
0
328.7
376.0
483.2
720.8
880.8
15.5
18.8
25.1
34.1
38.3
02
03
04
05
06 (FY)
Shareholders' Equity (Left scale)
Equity Ratio (Right scale)

Total Assets/ROA


(¥ billion)
(%)
2,500
2,000
1,500
1,000
500
0
20
16
12
8
4
0
2,122.3
2,001.7
1,923.1
2,113.3
2,301.5
2.9
4.4
9.7
14.5
15.4
02
03
04
05
06 (FY)
Total Assets (Left scale)
ROA (Right scale)

3) Off-Balance Sheet Transactions

The Group's major off-balance sheet transactions involve long-term leases for computers, vehicles and other items. Contingent liabilities consist mainly of guarantees to unconsolidated subsidiaries and associated companies.

4. Sources of Funds and Maintenance of Liquidity

1) Policy on Fund Procurement

The Group's fund procurement activities emphasize a balance between stability and low costs. In addition to the establishment of commitment lines of credit to maintain liquidity, the Group works to improve the efficiency of funds, including at consolidated subsidiaries, through the use of a shared cash management system since fiscal 2001.

Sumitomo Metals believes that a debt-equity ratio of less than 1.0 is desirable to maintain financial flexibility and financial health. The debt-equity ratio at the end of fiscal 2006 was 0.8. The Group has received a long-term debt rating of A+ and a short-term debt rating of J-1 from Japan Credit Rating, Ltd. (as of July 31, 2007).

Debt/Debt-equity Ratio


(¥ billion)
(times)
1,500
1,000
500
0
6
4
2
0
1,415.3
1,171.2
885.9
679.7
717.9
4.3
3.1
1.8
0.9
0.8
02
03
04
05
06
(FY)
Debt
(Left scale)
Debt-equity Ratio
(Right scale)

2) Cash Flows

Cash provided by operating activities declined ¥140.1 billion, to ¥171.8 billion. Although income before income taxes and minority interests increased year on year, income taxes rose sharply. Investing activities used net cash of ¥108.9 billion, ¥45.0 billion more than in the previous fiscal year, reflecting higher capital expenditures aimed at accelerating distinctiveness. Financing activities used cash of ¥83.4 billion, with ¥70.8 billion of this amount used to acquire treasury stock. As a result, cash and cash equivalents declined ¥19.5 billion from the end of the previous fiscal year, to ¥13.0 billion.

5. Capital Expenditures

The Group uses capital expenditures to drive growth with an emphasis on quality. In the year under review, this investment was mainly channeled into the Kashima Steel Works for the construction of power generation equipment for an IPP (Independent Power Producer) business, the renovation of the No. 3 blast furnace, and the construction of a hot-dip galvanizing line. At the Wakayama Steel Works, investment was focused on the commercialization of super high-end seamless pipe products and the upgrading of upstream processes. As a result, consolidated capital expenditures on property, plant and equipment (construction base) increased ¥53.2 billion year on year to ¥135.8 billion (¥127.2 billion in the steel business, ¥6.4 billion in the electronics business, and ¥2.1 billion in other businesses; see pages 20-29 for a breakdown of capital investment by individual companies). Consolidated depreciation of property, plant and equipment declined ¥3.0 billion to ¥72.2 billion.

Capital Expenditures/Depreciation of Property, Plant and Equipment


(¥ billion)
150
100
50
0
50.9
91.7
67.1
78.3
60.3
79.2
82.6
75.2
135.8
72.2
02
03
04
05
06
(FY)
Capital Expenditures on Property, Plant and Equipment (Construction Base)
Depreciation of Property, Plant and Equipment

6. Research and Development Activities

Sumitomo Metals is enhancing its R&D activities. First, the Group is aiming to further reinforce its presence in fields where it is already strong, channeling research resources into strategic areas, focusing on element technologies, and taking steps to speed up R&D. To win the leading reputation among customers, the Group is conducting joint R&D and dispatching engineers to customer sites, thereby tailoring R&D to customer needs. Additionally, to accelerate R&D, the Group is participating in new collaborative research projects with partners in industry, government, and academia including Osaka University's Graduate School of Engineering and the National Institute for Materials Science.

In the year under review, research and development expenses totaled ¥18.7 billion (mainly comprising ¥17.7 billion for the steel business and ¥1.0 billion for the electronics business).

R&D Expenses/Ratio of R&D Expenses to Net Sales


(¥ billion)
(%)
20
15
10
5
0
2.0
1.5
1.0
0.5
0
13.5
13.5
14.7
16.4
18.7
1.11
1.21
1.19
1.06
1.17
02
03
04
05
06
(FY)
R&D Expenses
(Left scale)
Ratio of R&D Expenses to Net Sales
(Right scale)

7. Dividend Policy

Sumitomo Metals' basic dividend policy is to return profits to shareholders by paying a stable dividend. The company takes into consideration a comprehensive range of factors when setting dividends, including earnings in each fiscal year, demand for funds to invest in growth, and ensuring a stable financial position. Having posted the third straight year of record recurring profit and net profit in fiscal 2006, the Company decided to pay an annual dividend of ¥8 per share.

8. Outlook for Fiscal 2007 (ending March 31, 2008)

In fiscal 2007, the Group expects tight supply-demand conditions to continue in its mainstay field of high-grade steel products on the back of projected strong demand both in Japan and overseas. Meanwhile, in addition to sharply higher raw material costs, the Company has budgeted for higher fixed costs for the startup of new facilities and for spending on R&D. However, these costs should be compensated for by improvements in both sales prices and manufacturing costs.

Including the impact of higher depreciation associated with revision to the Japanese tax code, the Group is targeting consolidated net sales of ¥1,700 billion, operating profit of ¥280 billion, recurring profit of ¥300 billion, and net income of ¥190 billion in fiscal 2007.

9. Operational Risks

Risk considerations in respect of operations and other matters concerning the Sumitomo Metals Group include increases in steel raw materials prices, changes in product selling prices and a range of other factors. These risks could greatly influence our investors' decision-making. Conscious of such risks, the Company is taking steps to prepare with a combination of preventive and reactive measures.

(1) Economic conditions in Japan and the world: Demand for Sumitomo Metals' products tends to be linked to economic growth in Japan, and if the economic environment deteriorates, this could have an adverse impact on the Group's earnings.

Moreover, as the Group sells products overseas directly or through major customers, the global economic environment may also have a major impact on the Group's business situation.

(2) Steel raw materials prices (including freight): Steel raw materials prices (including freight) have been rising steeply, and there is a risk that it will be impossible to adequately forecast the trend in prices going forward.

(3) Changes in product selling prices: Any changes in market prices of the Company's products due to economic conditions and other factors may have an impact on the Group's earnings.

(4) Foreign exchange rates: The Group's foreign exchange balance shows an excess of dollar-denominated transactions. Consequently, any changes in foreign exchange rates may have a direct impact on the Group's earnings.

(5) Interest rate fluctuations: As a steel business, the Group requires significant amounts of long-term funding. Although the Group raises funds by means of external borrowings that are generally at fixed interest rates (including swaps), any rise in interest rates may lead to increases in the cost of raising funds.

(6) New product development and technological change: In response to changes in customer needs, the Group constantly works to develop new products that achieve differentiation and generate high added value; this requires sustained investment of management resources.

(7) Securing and fostering key personnel: The future growth and success of the Group depends on securing personnel for various operational areas. Securing personnel through recruitment and training is therefore an indispensable part of the Group's activities.

(8) Product defects: The Group carries out rigorous quality control. However, inferior quality or product defects leading to product liability compensation for damages could have an adverse impact on the Group's earnings.

(9) Intellectual property: The Group is working to acquire and utilize intellectual property rights relating to its proprietary technology and to prevent infringement of other companies' intellectual property rights. However, as technology becomes more advanced and complex, any lawsuit relating to intellectual property rights could have an adverse impact on the Group's earnings.

(10) Investment in growing overseas markets: The Group invests, manufactures and sells products in expanding markets overseas. Its businesses in these markets are exposed to various risks that may have an adverse impact on the Group's earnings, including unstable political and economic conditions, unforeseen changes in laws and regulations, and a low level of protection for intellectual property rights.

The Group may be unable to sufficiently recoup its investments in these markets due to the realization of such risks.

(11) Natural disasters and accidents: The Group could be significantly affected in the event of an earthquake or other natural disaster that damages its key facilities. Meanwhile, to minimize accidents that could occur in the processes of manufacturing and distribution, the Group carries out accident prevention inspections, and repair and maintenance at all of its facilities. However, if an accident did occur, this could have an adverse impact on the Group's earnings.

(12) Environmental laws and regulations: The Group conforms to Japanese and overseas laws and regulations with regard to waste, harmful substances, and by-products that are generated in association with its corporate activities. Nevertheless, tighter regulations in the future could have an adverse impact on the Group's businesses, and/or its earnings or financial position.

(13) Retirement benefit liabilities: If the market value of the Group's pension assets falls, or if the investment yield on pension assets declines, or if there is a change in the basic assumptions that serve as the premise for the calculation of projected benefit obligations, losses may occur. Furthermore, an unrecognized prior service cost could occur due to a change in the retirement benefit system.

(14) Deferred tax assets: Under Japanese accounting standards, it is permitted to record tax benefits that are expected to be realized in certain situations as deferred tax assets. The booking of deferred tax assets is based on various estimates and assumptions, including those relating to future taxable income; the actual outcome of these tax assets could differ from estimates and assumptions.

(15) Changes to regulations: The Group conforms to laws, ordinances and other regulations. Nevertheless, changes to laws, regulations, policies, actual practice, interpretations of laws and other such matters in the future, as well as actual situations arising from these changes, could have an adverse impact on the Group's businesses, and/or its earnings or financial position.

(16) Share prices: The Group holds publicly listed shares. Share price fluctuations could therefore impact on the Group's earnings and financial position.

(17) External evaluation: In accordance with applicable laws, ordinances and related regulations, the Group is working to increase the transparency of management by disclosing important information relating to the management of the Group in a timely and appropriate manner. The Group also has an active investor relations (IR) program to deepen the level of shareholder and investor understanding of the Group. However, if the external evaluation of the Group were to deteriorate, this could have an adverse impact on the Group.

Consolidated Balance Sheets

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries as of March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	**2006**
Assets As of	**March 31, 2007**	March 31, 2006	**March 31, 2007**
Current assets:			
Cash and time deposits (Notes 3 and 8)	**¥ 13,084**	¥ 32,670	**$ 110,837**
Marketable securities (Note 4)		1	
Notes and accounts receivable (Note 19) —			
Trade	**213,432**	211,773	**1,807,980**
Other	**34,148**	37,659	**289,267**
	247,580	249,432	**2,097,247**
Allowance for doubtful accounts	**(345)**	(512)	**(2,921)**
	247,235	248,920	**2,094,326**
Inventories (Note 5)	**385,605**	364,502	**3,266,454**
Deferred tax assets (Note 15)	**19,317**	21,251	**163,634**
Prepaid expenses and other	**7,315**	7,874	**61,962**
Total current assets	**672,556**	675,218	**5,697,213**
Property, plant and equipment (Notes 7 and 8):			
Land (Note 6)	**347,902**	359,215	**2,947,077**
Buildings and structures	**688,725**	688,221	**5,834,178**
Machinery and equipment	**2,103,502**	2,084,970	**17,818,736**
Construction in progress	**115,433**	63,989	**977,835**
Total	**3,255,562**	3,196,395	**27,577,826**
Accumulated depreciation	**(2,209,284)**	(2,186,895)	**(18,714,817)**
Net property, plant and equipment	**1,046,278**	1,009,500	**8,863,009**
Investments and other assets:			
Investment securities (Note 4)	**324,380**	240,606	**2,747,819**
Investments in unconsolidated subsidiaries and associated companies	**229,737**	156,006	**1,946,100**
Deferred tax assets (Note 15)	**8,099**	8,425	**68,605**
Other assets	**21,220**	25,358	**179,756**
Allowance for doubtful accounts	**(713)**	(1,721)	**(6,045)**
Total investments and other assets	**582,723**	428,674	**4,936,235**
Total	**¥ 2,301,557**	¥ 2,113,392	**$ 19,496,457**

See Notes to Consolidated Financial Statements.

Liabilities and Equity	As of	Millions of yen 2006 March 31, 2007	2005 March 31, 2006	Thousands of U.S. dollars (Note 1) 2006 March 31, 2007
Current liabilities:				
Short-term borrowings (Note 8)		¥ 149,011	¥ 172,191	$ 1,262,273
Current portion of long-term debt (Note 8)		140,906	145,488	1,193,613
Notes and accounts payable (Notes 8 and 19) —				
Trade		340,457	348,386	2,884,012
Other		34,061	40,590	288,528
		374,518	388,976	3,172,540
Income taxes payable		62,371	95,801	528,343
Deferred tax liabilities (Note 15)		120	93	1,020
Other current liabilities		80,931	60,406	685,553
Total current liabilities		807,857	862,955	6,843,342
Long-term liabilities:				
Long-term debt (Note 8)		470,956	409,531	3,989,465
Liability for employees' retirement benefits (Note 9)		27,529	33,219	233,198
Liability for rebuilding furnaces		4,260	4,234	36,083
Deferred tax liabilities (Note 15)		53,449	25,696	452,762
Deferred tax liabilities on land revaluation (Note 6)		7,000	9,818	59,298
Other long-term liabilities		5,708	5,767	48,356
Total long-term liabilities		568,902	488,265	4,819,162
Minority interests (Note 2(j))			41,305	
Commitments and Contingent liabilities (Notes 17, 18 and 20)				
Equity (Notes 10 and 24):				
Common stock, authorized 10,000,000,000 shares in 2006 and 2005; issued, 4,805,974,238 shares in 2006 and 2005;		262,072	262,072	2,220,012
Capital surplus		61,897	61,897	524,332
Retained earnings		490,523	300,588	4,155,216
Unrealized gain on available-for-sale securities		122,826	84,385	1,040,454
Deferred loss on derivatives under hedge accounting (Note 2(j))		(541)		(4,588)
Land revaluation surplus (Note 6)		16,804	16,061	142,347
Foreign currency translation adjustments		(1,349)	(3,591)	(11,428)
Treasury stock, at cost 165,450,538 shares in 2006 and 3,806,634 shares in 2005		(71,425)	(545)	(605,038)
Total		880,807	720,867	7,461,307
Minority interests (Note 2(j))		43,991		372,646
Total equity		924,798	720,867	7,833,953
Total		¥2,301,557	¥2,113,392	$19,496,457

Consolidated Statements of Income

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries for the Years Ended March 31, 2007 and 2006

For the years ended	Millions of yen 2006 March 31, 2007	Millions of yen 2005 March 31, 2006	Thousands of U.S. dollars (Note 1) 2006 March 31, 2007
Net sales (Notes 19 and 21)	¥1,602,720	¥1,552,765	$13,576,625
Cost of sales (Notes 16, 19 and 21)	1,156,622	1,106,954	9,797,731
Gross profit	446,098	445,811	3,778,894
Selling, general and administrative expenses (Note 16)	142,324	140,007	1,205,625
Operating profit (Note 21)	303,774	305,804	2,573,269
Other income (expenses):			
Interest and dividend income	8,276	4,057	70,106
Interest expense	(11,468)	(12,299)	(97,145)
Equity in earnings of unconsolidated subsidiaries and associated companies	41,804	16,676	354,119
Dismantlement expenses	(5,489)	(3,832)	(46,497)
Gain on business restructuring (Note 12)	9,071		76,838
Gain on sales of investment securities	4,508	47,872	38,190
Gain on changes of equity interests in associated companies (Note 13)	16,263		137,766
Loss on disposal and sales of property, plant and equipment (Note 11)	(1,922)	(8,244)	(16,279)
Impairment loss on fixed assets (Notes 7 and 21)	(5,221)	(3,179)	(44,228)
Loss on business restructuring (Note 14)	(2,757)	(4,789)	(23,354)
Loss on revaluation of real estate for sale	(5,894)		(49,929)
Cost of PCB disposal		(2,108)	
Loss on compensation for completed construction		(4,101)	
Other, net	(9,220)	(29,674)	(78,105)
Other income (expenses), net	37,951	379	321,482
Income before income taxes and minority interests	341,725	306,183	2,894,751
Income taxes (Note 15):			
Current	(106,790)	(102,662)	(904,619)
Deferred	(5,490)	20,305	(46,506)
Total income taxes	(112,280)	(82,357)	(951,125)
Minority interests	(2,719)	(2,573)	(23,035)
Net income	¥ 226,726	¥ 221,253	$ 1,920,591

For the years ended	Yen 2006 March 31, 2007	Yen 2005 March 31, 2006	U.S. dollars (Note 1) 2006 March 31, 2007
Per share of common stock (Notes 2(s) and 23):			
Basic net income	¥ 47.89	¥ 46.03	$ 0.41
Diluted net income	47.87	46.02	0.41
Cash dividends applicable to the year	8.00	7.00	0.07

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries for the Years Ended March 31, 2007 and 2006

	Thousands	Millions of yen										
	Outstanding number of shares of common stock	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Deferred loss on derivatives under hedge accounting	Land revaluation surplus	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance, April 1, 2005	4,803,006	¥262,072	¥61,897	¥115,852	¥ 31,165		¥16,299	¥(3,799)	¥ (248)	¥483,238		¥483,238
Cash dividends, ¥7.50 per share				(36,024)						(36,024)		(36,024)
Net income				221,253						221,253		221,253
Increase due to inclusion of certain subsidiaries into consolidation and certain associated companies				7						7		7
Decrease due to exclusion of certain subsidiaries from consolidation and certain associated companies				(365)						(365)		(365)
Bonuses to directors and corporate auditors				(135)						(135)		(135)
Net increase in unrealized gain on available-for-sale securities					53,220					53,220		53,220
Net decrease in land revaluation surplus due to business restructuring							(238)			(238)		(238)
Net change in foreign currency translation adjustments								208		208		208
Net increase in treasury stock	(838)								(297)	(297)		(297)
Balance, March 31, 2006	4,802,168	262,072	61,897	300,588	84,385		16,061	(3,591)	(545)	720,867		720,867
Reclassified balance as of March 31, 2006 (Note 2(j))											¥41,305	41,305
Cash dividends, ¥8.00 per share				(38,417)						(38,417)		(38,417)
Net income				226,726						226,726		226,726
Decrease due to exclusion of certain subsidiaries from consolidation and certain associated companies				(63)						(63)		(63)
Bonuses to directors and corporate auditors				(200)						(200)		(200)
Net increase in treasury stock	(161,644)								(70,880)	(70,880)		(70,880)
Reversal of land revaluation surplus				1,889						1,889		1,889
Net change in the year					38,441	¥(541)	743	2,242		40,885	2,686	43,571
Balance, March 31, 2007	4,640,524	¥262,072	¥61,897	¥490,523	¥122,826	¥(541)	¥16,804	¥(1,349)	¥(71,425)	¥880,807	¥43,991	¥924,798

	Thousands of U.S. dollars (Note 1)										
	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Deferred loss on derivatives under hedge accounting	Land revaluation surplus	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance, April 1, 2006	$2,220,012	$524,330	$2,546,274	$ 714,826		$136,055	$(30,420)	$ (4,625)	$6,106,452		$6,106,452
Reclassified balance as of March 31, 2006 (Note 2(j))										$349,899	349,899
Cash dividends, ¥8.00 per share			(325,429)						(325,429)		(325,429)
Net income			1,920,591						1,920,591		1,920,591
Decrease due to exclusion of certain subsidiaries from consolidation and certain associated companies			(533)						(533)		(533)
Bonuses to directors and corporate auditors			(1,694)						(1,694)		(1,694)
Net increase in treasury stock		2						(600,413)	(600,411)		(600,411)
Reversal of land revaluation surplus			16,007						16,007		16,007
Net change in the year				325,628	$(4,588)	6,292	18,992		346,324	22,747	369,071
Balance, March 31, 2007	$2,220,012	$524,332	$4,155,216	$1,040,454	$(4,588)	$142,347	$(11,428)	$(605,038)	$7,461,307	$372,646	$7,833,953

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries for the Years Ended March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	2006
For the years ended	March 31, 2007	March 31, 2006	March 31, 2007
Operating activities:			
Income before income taxes and minority interests	¥ 341,725	¥ 306,183	$ 2,894,751
Adjustments for:			
Income taxes paid	(139,094)	(22,290)	(1,178,263)
Depreciation and amortization	73,381	76,394	621,607
Allowance for doubtful accounts	(149)	794	(1,263)
Liability for employees' retirement benefits	(4,197)	(1,382)	(35,556)
Liability for rebuilding furnaces	25	(3)	213
Interest and dividend income	(8,276)	(4,057)	(70,106)
Interest expense	11,468	12,299	97,145
Equity in earnings of unconsolidated subsidiaries and associated companies	(41,804)	(16,676)	(354,119)
Gain on business restructuring	(9,071)		(76,838)
Gain on sales of investment securities	(4,508)	(47,872)	(38,190)
Gain on changes of equity interests in associated companies	(16,263)		(137,766)
Loss on disposal and sales of property, plant and equipment	1,922	8,244	16,279
Impairment loss of fixed assets	5,221	3,179	44,228
Loss on business restructuring	2,757	4,789	23,354
Loss on revaluation of real estate for sale	5,894		49,929
Loss on compensation for completed construction		4,101	
Changes in assets and liabilities–			
Increase in receivables	(6,348)	(21,243)	(53,774)
Increase in inventories	(37,246)	(57,583)	(315,512)
Increase (decrease) in payables	(8,212)	52,065	(69,565)
Other, net	4,609	15,001	39,049
Net cash provided by operating activities	171,834	311,943	1,455,603
Investing activities:			
Acquisition of property, plant, equipment and other assets	(127,107)	(100,028)	(1,076,724)
Proceeds from sales of property, plant, equipment and other assets	5,958	8,059	50,471
Purchase of marketable and investment securities	(31,325)	(36,142)	(265,357)
Proceeds from sales of marketable and investment securities	9,457	58,944	80,107
Loans made	(4,655)	(7,906)	(39,435)
Collections of loans	18,787	4,096	159,144
Interest and dividends received	16,981	8,684	143,849
Other, net	2,969	401	25,161
Net cash used in investing activities	(108,935)	(63,892)	(922,784)
Financing activities:			
Decrease in short-term borrowings, net	(22,378)	(94,946)	(189,563)
Proceeds from long-term debt	207,269	110,913	1,755,773
Repayments of long-term debt	(147,620)	(229,735)	(1,250,491)
Receipt from minority shareholders	556	4,708	4,706
Interest paid	(11,504)	(12,600)	(97,453)
Purchase of treasury stock	(70,881)	(302)	(600,434)
Dividends paid	(38,417)	(36,024)	(325,429)
Other, net	(482)	(382)	(4,069)
Net cash used in financing activities	(83,457)	(258,368)	(706,960)
Foreign currency translation adjustments on cash and cash equivalents	685	479	5,801
Net decrease in cash and cash equivalents	(19,873)	(9,838)	(168,340)
Cash and cash equivalents increase by elimination of consolidated subsidiaries	298	18	2,518
Cash and cash equivalents at beginning of year	32,596	42,416	276,121
Cash and cash equivalents at end of year (Note 3)	¥ 13,021	¥ 32,596	$ 110,299
Non-cash investing and financing activities (Note 22):			
Assets decreased by business separation	14,406		122,029
Liabilities decreased by business separation	11,588		98,158

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries
For the years ended March 31, 2007 and 2006

01. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of Sumitomo Metal Industries, Ltd. ("Sumitomo Metals") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

On December 27, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. The consolidated statement of shareholders' equity, which was previously voluntarily prepared in line with the international accounting practices, is now required under generally accepted accounting principles in Japan and has been renamed "the consolidated statement of changes in equity" in the current fiscal year.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the FY2005 (ended March 31, 2006) financial statements to conform to the classifications used in FY2006 (ended March 31, 2007).

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Sumitomo Metals is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥118.05 to $1, the approximate exchange rate at March 31, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

02. Summary of Significant Accounting Policies

(a) Consolidation

The consolidated financial statements as of March 31, 2007 include the accounts of Sumitomo Metals and its 70 significant (72 in 2006) subsidiaries (together, the "Group"). Under the control or influence concept, those companies in which Sumitomo Metals, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in one (three in 2006) unconsolidated subsidiary and 31 (27 in 2006) associated companies are accounted for by the equity method.

Investments in the remaining unconsolidated subsidiaries and associated companies are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiary at the date of acquisition is being amortized principally over a period of 20 years.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profits included in assets resulting from transactions within the Group are eliminated.

(b) Cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, certificate of deposits, commercial paper and bond funds, all of which mature or become due within three months of the date of acquisition.

(c) Inventories

Inventories are stated principally at cost, determined by the average method.

(d) Marketable and investment securities

Marketable and investment securities are classified and accounted for, depending on management's intent, as available-for-sale securities, which are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

(e) Property, plant and equipment

Property, plant and equipment are stated at cost.

Depreciation of property, plant and equipment of Sumitomo Metals and its consolidated domestic subsidiaries is computed substantially by the declining-balance method at rates based on the usage of the assets over the estimated useful lives of the assets, while the straight-line method is applied to the buildings of Sumitomo Metals and its domestic subsidiaries, and all property, plant and equipment of consolidated overseas subsidiaries. The useful lives are principally 31 years for buildings and structures and 14 years for machinery and equipment.

(f) Long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

(g) Stock and bond issue cost

Stock and bond issue costs are charged to income as incurred.

(h) Employees' retirement benefits

Sumitomo Metals and its domestic subsidiaries account for employees' retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

(i) Liability for rebuilding furnaces

Blast furnaces and hot blast stoves, including related machinery and equipment, require periodic repairs and replacement of substantial components. A liability for rebuilding furnaces is provided for the estimated future costs of such work based on past experience.

(j) Presentation of equity

On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006. The consolidated balance sheet as of March 31, 2007 is presented in line with this new accounting standard.

(k) Revenue recognition for long-term construction contracts

Sales and related costs of long-term construction contracts (for which the term is longer than one year and the contract amount is over ¥100 million) were accounted for by the percentage-of-completion method.

(l) Research and development costs

Research and development costs are charged to expenses as incurred.

(m) Leases

Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

(n) Consumption taxes

Consumption tax generally withheld upon sales, as well as that paid for purchases of goods or services, is recorded as a liability or an asset, and is excluded from the relevant revenue, costs or expenses.

(o) Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

(p) Foreign currency transactions

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statement of income to the extent that they are not hedged by forward exchange contracts.

(q) Foreign currency financial statements

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rates as of the balance sheet date except for equity, which is translated at the historical exchange rate.

Differences arising from such translation were shown as "Foreign currency translation adjustments" in a separate component of equity.

Revenue and expense accounts of the consolidated foreign subsidiaries are translated into yen at the current exchange rates as of the balance sheet date.

(r) Derivatives and hedging activities

The Group uses derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. Foreign exchange forward contracts, interest rate swaps, currency swaps and others are utilized by the Group to reduce foreign currency exchange and interest rate risks. The Group does not hold derivatives for trading or speculation purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: i) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the statement of income and ii) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign exchange forward contracts employed to hedge foreign exchange exposures for export sales are measured at the fair value and the unrealized gains / losses are recognized in income. Forward contracts applied for forecasted (or committed) transactions are also measured at the fair value but the unrealized gains / losses are deferred until the underlying transactions are completed.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income.

(s) Per share information

Basic net income per share is computed by dividing net income available to common shareholders, by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible notes and bonds at the beginning of the year (or at the time of issuance) with an applicable adjustment for related interest expense, net of tax, and full exercise of outstanding warrants.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

(t) Business combination and business separation

In October 2003, the Business Accounting Council (the "BAC") issued a Statement of Opinion, "Accounting for Business Combinations," and on December 27, 2005, the ASBJ issued ASBJ Statement No. 7, "Accounting Standard for Business Separations," and ASBJ Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Business Separations." The new accounting pronouncements for business combination and business separation are effective for this fiscal year.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statement of income. In a business separation where the interests of the investor continue and the investment is not settled, no such gain or loss on business separation is recognized.

(u) New accounting pronouncements

Measurement of Inventories

Under generally accepted accounting principles in Japan ("Japanese GAAP"), inventories are currently measured either by the cost method, or at the lower of cost or market. On July 5, 2006, the ASBJ issued ASBJ Statement No. 9, "Accounting Standard for Measurement of Inventories", which is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted. This standard requires that inventories held for sale in the ordinary course of business be measured at the lower of cost or net selling value, which is defined as the selling price less additional estimated manufacturing costs and estimated direct selling expenses. The replacement cost may be used in place of the net selling value, if appropriate. The standard also requires that inventories held for trading purposes be measured at the market price.

Lease Accounting

On March 30, 2007, the ASBJ issued ASBJ Statement No. 13, "Accounting Standard for Lease Transactions," which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements.

The revised accounting standard requires that all finance lease transactions should be capitalized. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements

Under Japanese GAAP, a company currently can use the financial statements of foreign subsidiaries which are prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17, 2006, the ASBJ issued ASBJ Practical Issues Task Force (PITF) No. 18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements." The new task force prescribes: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process, 3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material;

(1) Amortization of goodwill
(2) Actuarial gains and losses of defined benefit plans recognized outside profit or loss
(3) Capitalization of intangible assets arising from development phases
(4) Fair value measurement of investment properties, and the revaluation model for property, plant and equipment, and intangible assets
(5) Retrospective application when accounting policies are changed
(6) Accounting for net income attributable to a minority interest

The new task force is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

03. Reconciliation to Cash and Cash Equivalents

The reconciliation of cash and time deposits in the balance sheets to cash and cash equivalents in the statements of cash flows as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
As of	**2006 March 31, 2007**	2005 March 31, 2006	**2006 March 31, 2007**
Cash and time deposits per the balance sheets	**¥13,084**	¥32,670	**$110,837**
Time deposits with original maturities of more than three months	**(63)**	(74)	**(538)**
Cash and cash equivalents per the statements of cash flows	**¥13,021**	¥32,596	**$110,299**

04. Marketable and Investment Securities

The carrying amounts and aggregate fair values of marketable and investment securities as of March 31, 2007 and 2006 were as follows:

	Millions of yen			
2006 **As of March 31, 2007**	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**¥114,572**	**¥187,845**	**¥124**	**¥302,293**

	Millions of yen			
2005 As of March 31, 2006	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥88,975	¥127,772	¥0	¥216,747

2006 As of March 31, 2007	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**$970,543**	**$1,591,230**	**$1,054**	**$2,560,719**

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2007 and 2006 were as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
As of	**2006** **March 31, 2007**	2005 March 31, 2006	**2006** **March 31, 2007**
Available-for-sale:			
Equity securities	**¥20,290**	¥22,295	**$171,877**
Other	**1,797**	1,565	**15,223**
Total	**¥22,087**	¥23,860	**$187,100**

Proceeds from sales of available-for-sale securities for the years ended March 31, 2007 and 2006, were ¥6,043 million ($51,193 thousand) and ¥6,621 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥3,590 million ($30,410 thousand) and ¥2 million ($15 thousand), respectively, for the year ended March 31, 2007, and gross realized gains and losses on these sales were ¥1,246 million and ¥4 million for the year ended March 31, 2006.

05. Inventories

Inventories as of March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
As of	**2006** **March 31, 2007**	2005 March 31, 2006	**2006** **March 31, 2007**
Finished products	**¥ 52,363**	¥ 63,355	**$ 443,565**
Others	**333,242**	301,147	**2,822,889**
Total	**¥385,605**	¥364,502	**$3,266,454**

06. Land Revaluation

Under the "Law of Land Revaluation", certain consolidated subsidiaries elected a one-time revaluation of their own-use land to a value based on real estate appraisal information as of March 31, 2002. The resulting land revaluation excess represents unrealized appreciation of land and is stated, net of income taxes, as a component of equity. There was no effect on the statements of income. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation excess account and related deferred tax liabilities. The reversal of land revaluation surplus is charged directly to retained earnings in equity when the revaluated land is sold or impaired. As at March 31, 2007 and 2006, the carrying amount of the land after the above one-time revaluation exceeded the market value by ¥6,583 million ($55,763 thousand) and ¥7,833 million, respectively.

07. Long-lived Assets

The Group reviewed its long-lived assets for impairment as of the year ended March 31, 2007. Each company is categorized as a cash-generating unit, to which assets of Sumitomo Metals belong. To compute the present value of future cash flows, the discount rate (weighted average cost of capital: 6%) of Sumitomo Metals was used.

Consequently, the Group recognized an impairment loss of ¥5,221 million ($44,228 thousand) as other expense for certain rental assets for which the recoverable amount was less than its carrying amount.

The components of impairment loss for the year ended March 31, 2007, were as follows:

	Millions of yen	Thousands of U.S. dollars
Land	**¥5,221**	**$44,228**

08. Short-term Borrowings and Long-term Debt

Short-term borrowings as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
As of	March 31, 2007	March 31, 2006	March 31, 2007
Bank loans, with an average interest at 1.1% and 0.7% as of March 31, 2007 and 2006, respectively	¥139,011	¥162,191	$1,177,563
Obligation to return collateral under security loan agreement, with an average interest at 0.7% and 0.4% as of March 31, 2007 and 2006, respectively	10,000	10,000	84,710
Total	¥149,011	¥172,191	$1,262,273

Long-term debt as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
As of	March 31, 2007	March 31, 2006	March 31, 2007
Loans, principally from banks and insurance companies, with interest principally at 1.6%, due through 2015	¥ 442,813	¥ 409,938	$ 3,751,067
0.50% to 3.07% yen bonds, due through 2019	134,659	106,150	1,140,698
Lease obligations, with interest principally at 1.9%, due through 2012	32,890	37,431	278,607
Floating rate yen bonds, due 2008	1,500	1,500	12,706
	611,862	555,019	5,183,078
Less current portion	(140,906)	(145,488)	(1,193,613)
Long-term debt, less current portion	¥ 470,956	¥ 409,531	$ 3,989,465

The annual maturities of long-term debt as of March 31, 2007, were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥140,906	$1,193,613
2009	86,916	736,261
2010	93,826	794,799
2011	97,750	828,042
2012	96,783	819,848
2013 and thereafter	95,681	810,515
Total	¥611,862	$5,183,078

The carrying amounts of assets pledged as collateral for short-term borrowings of ¥440 million ($3,727 thousand) and long-term debt of ¥2,502 million ($21,198 thousand) and notes and accounts payable of ¥2,633 million ($22,302 thousand) as of March 31, 2007, were as follows:

	Millions of yen	Thousands of U.S. dollars
Cash and time deposits	¥ 3	$ 29
Property, plant and equipment	12,099	102,488
Total	¥12,102	$102,517

09. Employees' Retirement Benefits

Employees whose service with Sumitomo Metals and certain consolidated subsidiaries is terminated are, under most circumstances, entitled to retirement and pension benefits determined by reference to basic rates of pay at the time of termination, length of service, and conditions under which the termination occurs. They consist of a lump-sum retirement payment plan, a tax-qualified pension scheme and a defined contribution pension. In certain cases, the employee is entitled to greater payment. The funds for the annuity payments are entrusted to an outside trustee.

The liability for employees' retirement benefits as of March 31, 2007 and 2006 consisted of the following:

As of	Millions of yen 2006 March 31, 2007	2005 March 31, 2006	Thousands of U.S. dollars 2006 March 31, 2007
Projected benefit obligation	¥ 208,867	¥ 217,773	$ 1,769,312
Fair value of plan assets	(173,255)	(170,948)	(1,467,640)
Unrecognized actuarial loss	(9,916)	(14,802)	(84,001)
Unrecognized prior service cost	(197)	(158)	(1,671)
Net liability	25,499	31,865	216,000
Prepaid pension costs	2,030	1,354	17,198
Liability for employees' retirement benefits	¥ 27,529	¥ 33,219	$ 233,198

The components of net periodic benefit costs for the years ended March 31, 2007 and 2006, were as follows:

For the years ended	Millions of yen 2006 March 31, 2007	2005 March 31, 2006	Thousands of U.S. dollars 2006 March 31, 2007
Service cost	¥ 7,164	¥ 5,697	$ 60,683
Interest cost	3,151	4,816	26,688
Expected return on plan assets	(1,957)	(2,605)	(16,574)
Recognized actuarial loss	3,411	5,415	28,898
Amortization of prior service cost	1	10	10
Net periodic benefit costs	¥11,770	¥13,333	$ 99,705

In addition to the costs above, greater payment of ¥1,615 million ($13,683 thousand) was accounted for the year ended March 31, 2007, and ¥1,505 million for the year ended March 31, 2006, respectively. Payments for defined contribution pension plans for the year ended March 31, 2007, were ¥1,505 million ($12,753 thousand).

Assumptions used for the years ended March 31, 2007 and 2006 were mainly set forth as follows:

For the years ended	2006 March 31, 2007	2005 March 31, 2006
Discount rate	1.5%	1.5%
Expected rate of return on plan assets	1.5%	2.5%
Amortization period of prior service cost	12 years	12 years
Recognition period of actuarial gain/loss	11 years	11 years

10. Equity

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the "Corporate Law"), which reformed and replaced the Commercial Code of Japan with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

(a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders' meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. Sumitomo Metals meets all the above criteria. The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases / decreases and transfer of common stock, reserve and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula. Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity. The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

11. Loss on Disposal and Sales of Property, Plant and Equipment

A loss of ¥1,922 million ($16,279 thousand) for the year ended March 31, 2007, consisted of loss on sales of land of a consolidated subsidiary.

A loss of ¥8,244 million for the year ended March 31, 2006, mainly consisted of loss on disposal of machinery and equipment on upstream processes of Sumitomo Metals (at Wakayama Steel Works) and loss on sales of land of consolidated subsidiaries.

12. Gain on Business Restructuring

A gain of ¥9,071 million ($76,838 thousand) for the year ended March 31, 2007, mainly consisted of the gains resulting from exchanges of equity interests in associated companies because of the separation of a consolidated subsidiary. (See Note 22)

13. Gain on Changes of Equity Interests in Associated Companies

A gain of ¥16,263 million ($137,766 thousand) for the year ended March 31, 2007, resulted from the gain on changes of equity interests in associated companies in conjunction with the issue of new shares.

14. Loss on Business Restructuring

A loss of ¥2,757 million ($23,354 thousand) for the year ended March 31, 2007, mainly resulted from the extraordinary payment of employees' retirement benefits in conjunction with the business separations.

A loss of ¥4,789 million for the year ended March 31, 2006, mainly resulted from the dissolution of the consolidated subsidiaries and the extraordinary payment of employees' retirement benefits in conjunction with the transfer of business.

15. Income Taxes

Sumitomo Metals and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% for the years ended March 31, 2007 and 2006.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
As of	2006 March 31, 2007	2005 March 31, 2006	2006 March 31, 2007
Deferred tax assets:			
Fixed assets, inventories and other assets	¥ 23,729	¥ 31,220	$ 201,011
Employees' retirement benefits	19,926	22,288	168,790
Bonuses payable	8,497	7,881	71,977
Enterprise taxes payable	4,750	7,033	40,239
Other	21,995	30,016	186,322
Valuation allowance	(14,099)	(29,457)	(119,436)
Deferred tax assets	¥ 64,798	¥ 68,981	$ 548,903
Deferred tax liabilities:			
Net unrealized gain on available-for-sale securities	¥(72,524)	¥(47,856)	$(614,353)
Employees' retirement benefit trusts	(7,199)	(7,199)	(60,984)
Reserve of the Special Taxation Measures Law of Japan	(6,454)	(6,099)	(54,672)
Other	(4,774)	(3,940)	(40,437)
Deferred tax liabilities	¥(90,951)	¥(65,094)	$(770,446)
Net deferred tax (liabilities) assets	¥(26,153)	¥ 3,887	$(221,543)

The reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2007 and 2006, were as follows:

For the years ended	**2006 March 31, 2007**	2005 March 31, 2006
Normal effective statutory tax rate	**40.6%**	40.6%
Equity in earnings of unconsolidated subsidiaries and associated companies	**(5.0)**	(2.2)
Gain on changes of equity interests in associated companies	**(3.0)**	
Other, net	**0.3**	(11.5)
Actual effective tax rate	**32.9%**	26.9%

16. Research and Development Costs

Research and development costs charged to expenses for the years ended March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
For the years ended	**2006 March 31, 2007**	2005 March 31, 2006	**2006 March 31, 2007**
Research and development costs	**¥18,769**	¥16,427	**$158,993**

17. Leases

a) Finance leases as lessee

Pro forma information of leased property, which principally consists of equipment, on an "as if capitalized" basis for the years ended March 31, 2007 and 2006, were as follows:

	Millions of yen						Thousands of U.S. dollars		
	2006 For the year ended March 31, 2007			2005 For the year ended March 31, 2006			**2006 For the year ended March 31, 2007**		
	Machinery and equipment	Other	Total	Machinery and equipment	Other	Total	Machinery and equipment	Other	Total
Acquisition cost	**¥10,310**	**¥256**	**¥10,566**	¥10,228	¥421	¥10,649	**$87,337**	**$2,164**	**$89,501**
Less accumulated depreciation	**5,243**	**134**	**5,377**	5,207	271	5,478	**44,411**	**1,135**	**45,546**
Net leased property	**¥ 5,067**	**¥122**	**¥ 5,189**	¥ 5,021	¥150	¥ 5,171	**$42,926**	**$1,029**	**$43,955**
Depreciation expense			**¥ 1,747**			¥ 1,885			**$14,802**

The total lease payment and obligation under finance leases for the years ended March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
For the years ended	**2006 March 31, 2007**	2005 March 31, 2006	**2006 March 31, 2007**
Total lease payment	**¥1,747**	¥1,885	**$14,802**
Obligation at March 31,			
Due within one year	**¥1,730**	¥1,655	**$14,653**
Due after one year	**3,459**	3,516	**29,302**
Total obligation	**¥5,189**	¥5,171	**$43,955**

The imputed interest expense portion is included in the above pro forma information. Depreciation expense which is not reflected in the accompanying consolidated statements of income is computed by the straight-line method.

b) Operating leases as lessee

The minimum rental commitments under noncancellable operating leases as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
As of	2006 March 31, 2007	2005 March 31, 2006	2006 March 31, 2007
Obligation at March 31,			
Due within one year	¥1,242	¥1,076	$10,521
Due after one year	5,907	5,878	50,041
Total obligation	¥7,149	¥6,954	$60,562

18. Derivatives

The Group enters into derivative financial instruments including foreign exchange forward contracts, interest rate swaps, interest rate cap and currency swaps.

The purposes of using those derivatives are to minimize interest payments on financing activities and to hedge market risks associated with interest rate and foreign exchange rate fluctuations.

The Group does not hold derivatives for trading or speculation purposes. Derivatives are subject to market and credit risks. Since the Group restricts their application of derivatives not to exceed their monetary assets and liabilities, the Group does not anticipate any losses arising from market risks.

The Group also does not anticipate any losses resulting from credit risks because the counterparties of their derivatives are limited to major financial institutions with high credibility. Derivatives transactions are made in accordance with internal regulations which determine the authorization and credit limit amount.

The Group had the following derivatives contracts outstanding as of March 31, 2007 and 2006.

	Millions of yen					
	2006 As of March 31, 2007			2005 As of March 31, 2006		
	Contract or notional principal	Fair value	Net unrealized gain (loss)	Contract or notional principal	Fair value	Net unrealized loss
Foreign currency forward contracts:						
Selling US$	¥13,658	¥13,387	¥271			
Buying US$	85,454	85,377	(77)	¥ 57	¥59	¥ 2
Interest rate swaps:						
Floating-rate receipt, fixed-rate payment				4,000	(3)	(3)

	Thousands of U.S. dollars		
	2006 As of March 31, 2007		
	Contract or notional principal	Fair value	Net unrealized gain (loss)
Foreign currency forward contracts:			
Selling US$	$115,688	$113,397	$2,291
Buying US$	723,882	723,230	(652)

The contract or notional principals of derivatives, which are shown in the above table, do not represent the amounts exchanged by the parties and do not measure the Group's exposure to credit or market risk.

Derivatives which qualify for hedge accounting for the years ended March 31, 2007 and 2006, are excluded from the disclosure of fair value information.

19. Related Party Transactions

Sumikin Bussan Corporation coordinates the sales of Sumitomo Metals' products and the purchasing of Sumitomo Metals' raw materials.

Sumitomo Metals owns 38.6% of the shares of Sumikin Bussan Corporation and one corporate auditor of Sumikin Bussan Corporation concurrently serves both Sumitomo Metals and Sumikin Bussan Corporation.

The significant transactions required to be disclosed with Sumikin Bussan Corporation for the years ended March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
For the years ended	2006 March 31, 2007	2005 March 31, 2006	2006 March 31, 2007
Sale of steel and related products	¥151,942	¥145,118	$1,287,103
Purchase of raw material and steel products	194,433	180,625	1,647,035
Trade accounts receivable	19,322	22,085	163,678
Trade accounts payable	50,948	78,521	431,583

20. Contingent Liabilities

Contingent liabilities as of March 31, 2007, were as follows:

	Millions of yen	Thousands of U.S. dollars
Guarantees and items of a similar nature:		
Unconsolidated subsidiaries and associated companies	¥1,191	$10,086
Other customers and suppliers	1,956	16,570
Obligation to repurchase transferred receivables under certain conditions	8,723	73,891

21. Segment Information

Information about industry segments and sales to foreign customers for the years ended March 31, 2007 and 2006, was as follows, (geographic segments information is not provided because more than 90% of sales are transacted in Japan):

(a) Industry segments

	Millions of yen					
	2006 For the year ended March 31, 2007					
	Steel	Engineering	Electronics	Other	Corporate or eliminations	Consolidated
Sales to customers	¥1,488,861	¥10,785	¥ 59,389	¥ 43,685		¥1,602,720
Intersegment sales	1,348			19,191	¥(20,539)	
Total sales	1,490,209	10,785	59,389	62,876	(20,539)	1,602,720
Cost of sales and operating expenses	1,192,414	12,456	56,923	57,328	(20,175)	1,298,946
Operating profit (loss)	¥ 297,795	¥ (1,671)	¥ 2,466	¥ 5,548	¥ (364)	¥ 303,774
Assets	¥1,726,858	¥ 7,752	¥135,560	¥362,823	¥ 68,564	¥2,301,557
Depreciation	67,945	8	3,014	2,414		73,381
Impairment loss on fixed assets				5,221		5,221
Capital expenditures	128,219	2	6,416	2,372		137,009

	Millions of yen					
	2005 For the year ended March 31, 2006					
	Steel	Engineering	Electronics	Other	Corporate or eliminations	Consolidated
Sales to customers	¥1,405,468	¥39,024	¥60,843	¥ 47,430		¥1,552,765
Intersegment sales	3,523			16,306	¥(19,829)	
Total sales	1,408,991	39,024	60,843	63,736	(19,829)	1,552,765
Cost of sales and operating expenses	1,104,687	43,990	58,495	59,070	(19,281)	1,246,961
Operating profit (loss)	¥ 304,304	¥ (4,966)	¥ 2,348	¥ 4,666	¥ (548)	¥ 305,804
Assets	¥1,586,878	¥17,493	¥99,157	¥314,455	¥95,409	¥2,113,392
Depreciation	71,246	49	2,702	2,397		76,394
Impairment loss on fixed assets		59	119	3,001		3,179
Capital expenditures	76,728	36	4,020	2,749		83,533

	Thousands of U.S. dollars					
	2006 For the year ended March 31, 2007					
	Steel	Engineering	Electronics	Other	Corporate or eliminations	Consolidated
Sales to customers	$12,612,124	$ 91,356	$ 503,086	$ 370,059		$13,576,625
Intersegment sales	11,415			162,569	$(173,984)	
Total sales	12,623,539	91,356	503,086	532,628	(173,984)	13,576,625
Cost of sales and operating expenses	10,100,919	105,509	482,193	485,637	(170,902)	11,003,356
Operating profit (loss)	$ 2,522,620	$ (14,153)	$ 20,893	$ 46,991	$ (3,082)	$ 2,573,269
Assets	$14,628,195	$ 65,670	$1,148,330	$3,073,460	$ 580,802	$19,496,457
Depreciation	575,561	66	25,531	20,449		621,607
Impairment loss on fixed assets				44,228		44,228
Capital expenditures	1,086,138	18	54,348	20,093		1,160,597

Note:

Steel	Steel sheets and plates	Steel plates for structural uses, steel plates for low-temperature service, steel plates for line pipe, high-tensile-strength steel plates and sheets, hot strip, cold strip, electro-magnetic steel sheets, hot-dip galvanized steel sheets, electrolytic galvanized steel sheets, pre-painted steel sheets, pre-coated steel sheets, stainless steel precision rolled strips, pure nickel, etc.
	Construction materials	H-shapes, fixed outer dimension H-shapes, lightweight welded beams, sheet piles, steel pipe piles, etc.
	Steel tubes and pipe	Seamless steel tubes and pipes, electric resistance welded tubes and pipes, large-diameter arc-welded pipes, hot ERW, specialty shaped tubes, various coated tubes and pipes, stainless steel tubes and pipes, etc.
	Steel bars and wire rods	Special quality bars, cold heading quality wire rods, spring quality bars, machining steel, bearing steel, steel cord quality bars, stainless bars and wire rods, etc.
	Railway, automotive, and machinery parts	Wheels, axles, bogie trucks, gear units for electric cars, couplers, etc.
	Steel castings and forgings	Die forged crankshafts, materials for molds, aluminum wheels, flange for transmission tower, crane wheels, rolls, etc.
	Semi-finished iron products	Steel billets, pig iron for steel making, etc.
	Others	Titanium products, steel making technology, land and sea transport of steel materials, maintenance of machinery and facilities, pipelines, thermal plant and pipeline engineering, etc.
Engineering		Steel bridge, steel structure for civil engineering, systems construction, etc.
Electronics		IC packages, electronic modules, etc.
Other		Lease and sale of real estate, research and testing specializing in materials analysis and evaluation, etc.

Effective October 1, 2005, certain engineering business (pipelines, thermal plant, etc.) was transferred to the Steel segment from the Engineering segment due to reorganization. As if such reclassification had occurred retroactively from prior years, the segment information for the year ended March 31, 2006 was shown as follows:

	Millions of yen 2005 For the year ended March 31, 2006					
	Steel	Engineering	Electronics	Other	Corporate or eliminations	Consolidated
Sales to customers	¥1,413,166	¥31,326	¥60,843	¥ 47,430		¥1,552,765
Intersegment sales	2,783			16,306	¥(19,089)	
Total sales	1,415,949	31,326	60,843	63,736	(19,089)	1,552,765
Cost of sales and operating expenses	1,112,070	35,867	58,495	59,070	(18,541)	1,246,961
Operating profit (loss)	¥ 303,879	¥ (4,541)	¥ 2,348	¥ 4,666	¥ (548)	¥ 305,804
Assets	¥1,586,878	¥17,493	¥99,157	¥314,455	¥ 95,409	¥2,113,392
Depreciation	71,265	30	2,702	2,397		76,394
Impairment loss on fixed assets	59		119	3,001		3,179
Capital expenditures	76,728	36	4,020	2,749		83,533

(b) Sales to foreign customers

For the years ended	Millions of yen 2006 March 31, 2007	Millions of yen 2005 March 31, 2006	Thousands of U.S. dollars 2006 March 31, 2007
Asia	¥448,733	¥410,370	$3,801,212
Other	213,639	173,421	1,809,733
	¥662,372	¥583,791	$5,610,945

22. Business Combinations and Business Separations

On December 1, 2006, the construction steel sheet division of Sumitomo Metal Steel Products Inc., a consolidated subsidiary of Sumitomo Metals, and Nittetsu Steel Sheet Corporation, a consolidated subsidiary of Nippon Steel Corporation, were merged to form Nippon Steel & Sumikin Coated Sheet Corporation, and the road and civil engineering products division of Sumitomo Metal Steel Products Inc. and Nippon Steel Metal Products Co., Ltd., a consolidated subsidiary of Nippon Steel Corporation, were also merged to form Nippon Steel & Sumikin Metal Products Co., Ltd., to make them more efficient in structure, and more competitive.

The above business separation was accounted for as follows:

	Millions of yen	Thousands of U.S. dollars
Gain on changes of equity interests in associated companies	¥ 9,071	$ 76,838
The assets and the liabilities of the transferred business		
Assets	14,406	122,029
Liabilities	11,588	98,158

The sales amount and operating loss of the separated business up to the separation point in the current fiscal year were approximately ¥27,643 million ($234,167 thousand) and ¥888 million ($7,518 thousand), respectively.

One Sumitomo Metals employee serves as a director of Nippon Steel & Sumikin Coated Sheet Corporation.

23. Net Income per Share

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2007 and 2006 were as follows:

	Millions of Yen	Thousands of shares	Yen	Dollars
	Net income	Weighted average shares	EPS	
For the year ended March 31, 2007:				
Basic EPS				
Net income available to common shareholders	**¥226,726**	**4,734,669**	**¥47.89**	**$0.41**
Effect of Dilutive Securities				
Equity in earnings of unconsolidated subsidiaries and associated companies	**(68)**			
Diluted EPS				
Net income for computation	**¥226,658**	**4,734,669**	**¥47.87**	**$0.41**
For the year ended March 31, 2006:				
Basic EPS				
Net income available to common shareholders	¥221,053	4,802,584	¥46.03	
Effect of Dilutive Securities				
Equity in earnings of unconsolidated subsidiaries and associated companies	(57)			
Diluted EPS				
Net income for computation	¥220,996	4,802,584	¥46.02	

24. Subsequent Event

a. Appropriation of retained earnings

The following appropriation of retained earnings as of March 31, 2007 was resolved at the Board of Directors held on May 16, 2007:

	Millions of yen	Thousands of U.S. dollars
Dividends, ¥4.50 ($0.04) per share	**¥20,882**	**$176,894**

b. Resolution to purchase treasury stock

The Board of Directors resolved to purchase treasury stock under Article 459, Paragraph 1, of the Corporate Law and Sumitomo Metal's Articles of Incorporation on May 29, 2007, as follows:

• Acquisition period	From May 30, 2007 to December 20, 2007
• Type of shares acquired	Shares of common stock
• Aggregate number of shares to be acquired	Up to 110,000,000 shares
• Aggregate purchase amount of shares	Up to 70,000 million yen

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81 (3) 3457 7321
Fax: +81 (3) 3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Sumitomo Metal Industries, Ltd.:

We have audited the accompanying consolidated balance sheets of Sumitomo Metal Industries, Ltd. ("Sumitomo Metals") and consolidated subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Sumitomo Metals' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sumitomo Metals and consolidated subsidiaries as of March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 26, 2007

Member of
Deloitte Touche Tohmatsu

Major Overseas Affiliated Companies

(As of March 31, 2007)

Company name	Country	Capital	Capital ratio*1 (%) (incl. indirect ownership)	Description of business
Steel Sheet, Plate, Titanium & Structural Steel Company				
□ Sumitomo Metal Australia Pty. Ltd.	AUSTRALIA	15 million AUD	100	Investment in mining of raw materials
Thai Sumilox Co., Ltd.	THAILAND	75 million Baht	41	Service center specializing in electromagnetic steel plates
Pipe & Tube Company				
Baoji-SMI Petroleum Steel Pipe Co., Ltd.	CHINA	334 million Yuan	25	Production and sales of oil well pipes and of line pipes for petroleum, natural gas, etc.
□ Guangzhou You-Ri Automotive Parts Co., Ltd.	CHINA	6,470,000 USD	51	Production, processing and sales of mechanical steel pipes, mainly for four-wheeled vehicles
National Pipe Company Ltd. (NPC)	SAUDI ARABIA	200 million SRI	33	Production and sales of large welded pipes
□ Seymour Tubing, Inc. (STI)	U.S.A.	10 million USD	80	Production and sales of cold-drawn tubes and welded tubes for automobiles
□ SMI Extruded Tube, Inc.*2	U.S.A.	15,000 USD	100	
(Partner of Pennsylvania Extruded Tube Company (PEXCO)	U.S.A.	48 million USD	[30]	Production of hot finished seamless stainless steel tubes)
□ SMI Oil Field Services, Inc.*2	U.S.A.	7 million USD	100	
(Partner of VAM USA	U.S.A.	20 million USD	[34]	Threading of oil well pipes)
□ Thai Steel Pipe Industry Co., Ltd. (TSP)	THAILAND	366 million Baht	55	Production, processing and sales of mechanical steel pipes, mainly for four-wheeled vehicles
□ Vietnam Steel Products, Ltd. (VSP)	VIETNAM	4 million USD	60	Production, processing and sales of mechanical steel pipes, mainly for two-wheeled vehicles
□ Western Tube & Conduit Corp. (WTC)	U.S.A.	17 million USD	97	Production and sales of steel conduit tubes and mechanical tubes
Railway, Automotive & Machinery Parts Company				
□ Huizhou Sumikin Forging Co., Ltd.	CHINA	27,680,000 USD	51	Production and sales of small-size forged crankshafts
□ International Crankshaft Inc. (ICI)	U.S.A.	22,000 USD	80	Production and sales of small-size forged crankshafts
Sumitomo Metals (Kokura), Ltd.				
□ Indiana Precision Forge, L.L.C. (IPF)	U.S.A.	7 million USD	100	Production and sales of cold-forged products, primarily for automobile parts
□ Steel Processing (Thailand) Co., Ltd.	THAILAND	341 million Baht	80	Production and sales of steel wires for cold heading and cold forging
Electronics Business				
□ SMCi Globetronics Technology Sdn. Bhd. (SGTi)	MALAYSIA	2 million MR	51	Production of IC ceramics packages
□ Sumitomo Metal (SMI) Electronics Devices (M) Sdn. Bhd. (SMMY)	MALAYSIA	54 million MR	100	Production of IC ceramics and plastic packages
□ SVA-Sumikin Micro Devices Co., Ltd.	CHINA	134 million Yuan	70	Production and sales of printed circuit board assemblies (PCBAs)

*1 Capital ratio represents ownership ratio against voting rights. Fractions are rounded to the nearest percent.

*2 Holding company. Company shown in ( ) brackets is operating company; holding company ownership of operating company shown in [ ] brackets; capital is initial investment amount.

□ Denotes consolidated subsidiaries; the remaining companies are equity-method affiliates.

Major Domestic Affiliated Companies

(As of March 31, 2007)

Company name	Capital (million yen)	Capital ratio[*1] (%) (incl. indirect ownership)	Description of business
Steel Sheet, Plate, Titanium & Structural Steel Company			
Chuo Denki Kogyo Co., Ltd.[*2]	3,630	29	Production and sales of ferroalloys and electrolytic manganese metal
Daiichi Chuo Kisen Kaisha[*2]	13,258	15	Marine transportation, shipping agency
Kashima Kyodo Electric Power Company	22,000	50	Supply of electricity
□ Nippon Stainless Steel Kozai Co., Ltd.	320	64	Processing of stainless steel products
Nippon Steel & Sumikin Coated Sheet Corporation	11,000	25	Production and sales of coated steel sheet, surface-treated steel sheet, cold-rolled steel sheet and construction materials
Nippon Steel & Sumikin Metal Products Co., Ltd.	5,900	15	Production and sales of construction and civil engineering materials, PVC-coated steel sheet, and powder materials used in steelmaking
□ Ring Techs Co., Ltd.	500	100	Production and sales of wheels for automobiles
□ Shearing Kozyo, Ltd.	477	50	Cutting, processing, and field warehousing of finished steel
□ SSC North Kanto Co., Ltd.	100	51	Cutting and processing of steel sheets
□ Sumikin Koka Co., Ltd.	300	75	Production and sales of blast furnace slag products
□ Sumikin Steel & Shapes, Inc.	3,000	100	Production and sales of H-shapes
□ Sumikin Weld Pipe Company, Ltd.	3,097	100	Production and sales of large welded pipes
Sumimetal Mining Co., Ltd.	2,000	38	Mining and sales of limestone
□ Wako Steel Co., Ltd.	503	64	Cutting and processing of finished steel
□ Ware House Industrial Co., Ltd.	72	51	Cutting and processing of finished steel
Pipe & Tube Company			
Drilltec Japan, Ltd.	10	50	Production and sales of protectors for oil country tubular goods (OCTG)
□ Sumikin Iron & Steel Corporation	17,217	55	Production and sales of slabs, billets and other steel products
□ Sumikin Kikoh Company, Ltd.	500	100	Steel pipe fittings and gas containers
□ Sumikin Plant, Ltd.	600	100	Plant engineering, plant maintenance, and design and construction of computer systems
□ Sumikin Stainless Steel Tube Co., Ltd.	916	81	Production and sales of stainless steel tubes
□ Sumitomo Metal Pipeline and Piping, Ltd.	2,800	100	Contract for work including pipeline construction
□ Sumitomo Pipe & Tube Co., Ltd.[*2]	4,801	57	Production and sales of conduit tubes, welded pipes, and mechanical tubes and pipes
Wakayama Kyodo Power Company, Inc.	2,000	47	Supply of electricity
Zirco Products Co., Ltd.	450	50	Production and sales of nuclear fuel cladding tubes
Railway, Automotive & Machinery Parts Company			
□ Kantoc Roll, Ltd.	80	100	Production and sales of forged steel rolls
Nippon Steel & Sumikin Rolls Corporation	400	20	Production and sales of cast steel rolls
□ Sumikin Kansai Industries, Ltd.	310	100	Design, improvement, assembly, and maintenance of machinery and facilities
Sumitomo Metals (Kokura), Ltd.			
□ Daishin Steel Wire Co., Ltd.	120	100	Drawing and heat treatment of wire rods
Nippon Steel & Sumikin Welding Co., Ltd.	2,100	33	Production, sales, and construction of, and consultation on, welding materials, equipment, and devices

*1 Capital ratio represents ownership ratio against voting rights. Fractions are rounded to the nearest percent.

*2 Public listed companies.

□ Denotes consolidated subsidiaries; the remaining companies are equity-method affiliates.

Company name	Capital (million yen)	Capital ratio[*1] (%) (incl. indirect ownership)	Description of business
Sumitomo Metals (Kokura), Ltd.			
□ Sumikin Precision Forge, Inc.	480	100	Production and sales of cold-forged products
□ Sumikin Recotech Co., Ltd.	170	100	Slag processing and engineering
□ Sumitomo Metals (Kokura), Ltd.	27,000	100	Production and sales of specialty steel products (steel bars and wire rods)
□ Umebachi Kogyo Co., Ltd.	360	67	Production and sales of steel wires for cold forging
Sumitomo Metals (Naoetsu)			
□ Sumitomo Metals (Naoetsu), Ltd.	5,500	100	Production and sales of stainless steel precision rolled strips and stainless shaped steel
Electronics Business			
SUMCO CORPORATION[*2]	114,107	28	Production and sales of silicon wafers
□ Sumikin Ceramics & Quartz Co., Ltd.	485	99	Production and sales of fine ceramics, machinable ceramics, synthetic quartz and fused quartz products
□ Sumikin Molycorp, Inc.	280	67	Production and sales of rare earth alloys
□ Sumitomo Metal (SMI) Electronics Devices, Inc.	1,500	100	Production and sales of IC packages
□ Sumitomo Metal Micro Devices, Inc.	450	100	Production and sales of electronic equipment parts, computers, and their accessories
Others			
□ East Asia United Steel Corporation	17,217	55	Production and sales of steel products (Holding company of Sumikin Iron & Steel Corporation; see page 83)
□ Kashima Antlers Football Club Co., Ltd.	1,570	73	Operation of a professional soccer team
Kyoei Steel Ltd.[*2]	18,516	27	Production and sales of bars, shapes, and flat bars for reinforced concrete and general structures
Nippon Steel & Sumikin Stainless Steel Corporation	5,000	20	Production and sales of stainless steel products
Sumikin Bussan Corporation[*2]	12,335	38	Import, export and sales of steel, textiles, foodstuffs and other products
□ Sumikin Kosan Co., Ltd.	100	100	Operation of insurance and real estate businesses
□ Sumikin Management Co., Ltd.	30	100	Provision of skills, management and safety training, environmental measurement, combustion experiments, burner production, etc.
□ Sumikin Recycling Co., Ltd.	20	100	Recycling of general waste and industrial waste, and sales of recycled products
□ Sumitomo Metal Fine Technology Co., Ltd.	500	100	Production of couplings, processing and polishing of semiconductor materials, and design and production of semiconductor- and liquid crystal-related manufacturing equipment
□ Sumitomo Metal Logistics Service Co., Ltd.	1,516	100	Marine and land transportation and warehousing
□ Sumitomo Metal Technology, Inc.	100	100	General research and testing center specializing in materials analysis and evaluation
Sumitomo Precision Products Co., Ltd.[*2]	10,311	40	Production and sales of aircraft components, heat exchangers, hydraulic controls, and environmental equipment
Sumitomo Titanium Corporation[*2]	8,739	24	Production and sales of metallic titanium, titanium ingots, semiconductor-grade polycrystalline silicon, and silicon wafers for solar cells (Company name scheduled to change to OSAKA Titanium Technologies Co., Ltd. in October 2007)

*1 Capital ratio represents ownership ratio against voting rights. Fractions are rounded to the nearest percent.

*2 Public listed companies.

□ Denotes consolidated subsidiaries; the remaining companies are equity-method affiliates.

Main Group Business Sites

(As of March 31, 2007)

Head Offices, Works and Laboratories

Head Offices

- Osaka
  5-33, Kitahama 4-chome,
  Chuo-ku, Osaka 541-0041, Japan
  Tel: +81-6-6220-5111
  Fax: +81-6-6223-0305

- Tokyo
  8-11, Harumi 1-chome,
  Chuo-ku, Tokyo 104-6111, Japan
  Tel: +81-3-4416-6111
  Fax: +81-3-4416-6798

Works

Kashima Steel Works
Ibaraki, Japan

Wakayama Steel Works
Wakayama, Japan

Steel Tube Works,
Hyogo, Japan

Osaka Steel Works,
Osaka, Japan

Sumitomo Metals (Kokura), Ltd.
Fukuoka, Japan

Sumitomo Metals (Naoetsu), Ltd.
Niigata, Japan

Laboratories

Corporate Research & Development Laboratories
Hyogo, Japan
Ibaraki, Japan

Overseas Offices

- Sumitomo Metal USA, Inc. (Chicago)
  25 Northwest Point Blvd., Suite 675,
  Elk Grove, Illinois 60007, U.S.A.
  Tel: +1-847-290-2600
  Fax: +1-847-290-2666

- Sumitomo Metal USA, Inc. (Houston)
  820 Gessner, Suite 1670,
  Houston, Texas 77024, U.S.A.
  Tel: +1-713-654-7111
  Fax: +1-713-654-1261

- ASEAN (Bangkok)
  Sindhorn Building Tower 2, 14th Floor,
  130-132 Wireless Road, Pathumwan,
  Bangkok 10330, Thailand
  Tel: +66-2-263-2967/2968/2969
  Fax: +66-2-263-2970

- ASEAN (Singapore)
  5 Shenton Way #25-07,
  UIC Building, Singapore 068808
  Tel: +65-6-220-9193
  Fax: +65-6-224-0386

- Shanghai
  Room 2505, Shanghai Maxdo Centre,
  No. 8 Xing Yi Rd.,
  Hong Qiao Development Zone,
  Shanghai 200336, China
  Tel: +86-21-5208-1698
  Fax: +86-21-5208-1378

- Guangzhou
  Room 1412, CITIC Plaza, No. 233
  Tianhe North Road, Guangzhou
  510613, China
  Tel: +86-20-3877-0719
  Fax: +86-20-3891-2575

Investor Information

Corporate Data

Company Name: Sumitomo Metal Industries, Ltd.
Incorporated: July 1949
Employees: 6,852
Fiscal Year: April 1 – March 31
Paid-in Capital: ¥262,072,369,221

Annual General Shareholders' Meeting: June
Shareholder Record Date
for the Year: March 31
for the Interim Period: September 30


Osaka Head Office


Tokyo Head Office

For Further Information:

Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.
8-11, Harumi 1-chome, Chuo-ku,
Tokyo 104-6111, Japan
Tel: +81-3-4416-6103
Fax: +81-3-4416-6798
E-mail: ir@sumitomometals.co.jp
Website: http://www.sumitomometals.co.jp/e/

Stock Information (As of March 31, 2007)

Stock Code: 5405

Shares Authorized: 10,000,000,000 shares

Shares Issued: 4,805,974,238 shares
(including 165,450,538 treasury shares)

Trading Unit: 1,000 shares

Administrator of Register of Shareholders:
Stock Transfer Agency Department,
The Sumitomo Trust and Banking Co., Ltd.,
5-33, Kitahama 4 chome, Chuo-ku,
Osaka 541-0041, Japan

(Mailing Address):
Stock Transfer Agency Department,
The Sumitomo Trust and Banking Co., Ltd.,
1-10 Nikko-cho, Fuchu-shi, Tokyo 183-8701, Japan

(Phone Inquiries):
Request for change of address form: 0120-175-417*
Other inquiries: 0120-176-417*
Inquiries from overseas: +81-42-351-2225
* Free dial number for domestic inquiries only

Other Administration Offices: Branches of The Sumitomo Trust and Banking Co., Ltd. nationwide

American Depository Receipts Depository:
The Bank of New York
101 Barclay Street, New York, NY 10286, U.S.A.
Tel: +1-212-815-2042

Stock Listings: Tokyo, Osaka, Nagoya, Fukuoka, Sapporo

Principal Shareholders (As of March 31, 2007)

Shareholder	Investment in Sumitomo Metals: Shares owned (thousands)	Ratio of total issued shares (%)
Sumitomo Corporation	362,206	7.80
Japan Trustee Services Bank, Ltd. (account in trust)	247,367	5.33
Nippon Steel Corporation	240,826	5.19
The Master Trust Bank of Japan, Ltd. (account in trust)	210,802	4.54
Japan Trustee Services Bank, Ltd. (Sumitomo Mitsui Banking Corporation retirement benefit trust account re-entrusted by The Sumitomo Trust and Banking Co., Ltd.)	90,315	1.95
Nippon Life Insurance Company	85,026	1.83
Kobe Steel, Ltd.	82,184	1.77
The Sumitomo Trust and Banking Co., Ltd.	75,000	1.62
Japan Trustee Services Bank, Ltd. (account in trust No. 4)	69,878	1.51
Mitsui Sumitomo Insurance Co., Ltd.	68,206	1.47
Total	1,531,812	33.01

Notes: 1. Ratio of total issued shares is calculated excluding treasury stock.
2. Shares less than the unit shown have been omitted.
3. The 90,315 thousand shares registered in the name of Japan Trustee Services Bank, Ltd. (Sumitomo Mitsui Banking Corporation retirement benefit trust account re-entrusted by The Sumitomo Trust and Banking Co., Ltd.) are beneficially owned by Sumitomo Mitsui Banking Corporation and are held as a retirement benefit trust by Japan Trustee Services Bank, Ltd. Sumitomo Mitsui Banking Corporation holds the voting rights for these shares.
4. Sumitomo Mitsui Banking Corporation holds 28,090 thousand shares (0.61% of total issued shares) in addition to those described above.

Share Ownership by Group (As of March 31, 2007)

*Excluding treasury stock.



Financial Institutions	29.5%
Securities Companies	2.7%
Other Corporations	23.5%
Foreign Investors	20.0%
Private Investors, etc.	24.3%

Share Price and Trading Volume Trading Volume (Left scale) Share Price (Right scale)


8,000 (Millions of shares)
(¥) 1,000
6,000
500
4,000
0
2,000
0
01/ 4
02/ 1
03/ 1
04/ 1
05/ 1
06/ 1
07/ 1
07/ 6

Sumitomo Metal Industries, Ltd.

http://www.sumitomometals.co.jp/e/



This report was produced from recycled paper and soy ink.

END

Printed in Japan